As confidentially submitted to the Securities and Exchange Commission on June 4, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein is strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Confidential Draft Submission No. 1
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Solaris Water, Inc.
(Exact name of registrant as specified in its charter)
Delaware	1389	87-1022110
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
9811 Katy Freeway, Suite 700
Houston, Texas 77024
(281) 501-3070
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
William A. Zartler
Chief Executive Officer
9811 Katy Freeway, Suite 700
Houston, Texas 77024
(281) 501-3070
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Hillary H. Holmes
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002
(346) 718-6600
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	$	$
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares of Class A common stock. See “Underwriting.”
(3)	To be paid in connection with the initial filing of this registration statement.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
(Subject to Completion, dated    , 2021)
   Shares

Solaris Water, Inc.
Class A Common Stock
This is the initial public offering of the Class A common stock of Solaris Water, Inc., a Delaware corporation. We are offering     shares of our Class A common stock.
Currently, no public market exists for our Class A common stock. We expect the initial public offering price to be between $    and $    per share. We intend to apply to list our Class A common stock on either the New York Stock Exchange or the Nasdaq Global Select Market under the symbol “    .”
Each share of Class A common stock will entitle the holder to one vote. Each share of Class B common stock will entitle the holder to a number of votes that is equal to the aggregate number of Class B units in Solaris LLC, as defined herein, held by such holder. The Class B stockholders will hold    % of the combined voting power of our common stock immediately after this offering. See “Corporate Reorganization.”
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 23 of this prospectus.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
The underwriters may also exercise an option to purchase up to an additional     shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of Class A common stock will be ready for delivery on or about    , 2021.
Prospectus Dated    , 2021.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Basis of Presentation
Solaris Water, Inc., which we refer to as “Solaris Inc.,” is a newly incorporated entity, has not engaged in any business or other activities except in connection with its formation and had no assets or liabilities during the periods presented in this prospectus. Accordingly, this prospectus includes certain historical consolidated financial and other data for Solaris Midstream Holdings, LLC, which we refer to as “Solaris LLC.” Following this offering, Solaris LLC will be the predecessor of Solaris Inc. for financial reporting purposes. Immediately
i

following this offering, Solaris Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Solaris LLC. As the sole managing member of Solaris LLC, Solaris Inc. will operate and control all of the business and affairs of Solaris LLC and, through Solaris LLC and its subsidiaries, conduct our business. The Reorganization (as defined herein) will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Solaris Inc. will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical financial statements of Solaris LLC. Solaris Inc. will consolidate Solaris LLC on its consolidated financial statements and record a noncontrolling interest related to the Class B units held by the Class B stockholders on its consolidated balance sheet and statement of operations. See “Corporate Reorganization.”
Industry and Market Data
Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. Statements as to our market position are based on market data currently available to us, as well as management’s estimates and assumptions regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus. Neither we nor the underwriters can guarantee the accuracy or completeness of such information contained in this prospectus.
Trademarks and Trade Names
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.
ii

PROSPECTUS SUMMARY
This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”
Except as otherwise indicated or required by the context, all references to “Solaris,” “we,” “our,” and “us” or similar terms refer to Solaris Midstream Holdings, LLC (“Solaris LLC”) and its consolidated subsidiaries before the completion of our corporate reorganization in connection with this offering and Solaris Water, Inc. (“Solaris Inc.”) and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter. We currently conduct our business through Solaris LLC and its wholly owned subsidiaries, including Solaris Water Midstream (“Solaris Water”), LLC. References to “Trilantic” refer to TCP Solaris SPV LLC and references to “Yorktown” refer to Yorktown Energy Partners XI, L.P., each of which, along with ConocoPhillips, is a significant owner of Solaris. References to “Concho” refer to Concho Resources Inc., which was acquired by ConocoPhillips in January 2021. For the definitions of certain terms and abbreviations used in this prospectus, please read “Glossary of Terms” beginning on page A-1 of this prospectus.
Except as otherwise indicated, all information contained in this prospectus (i) assumes an initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) assumes that the underwriters do not exercise their option to purchase additional shares.
Our Company
We are an independent, environmentally-focused produced water infrastructure and produced water recycling company that provides sustainability-enhancing services to oil and natural gas operators. We build long-term value through the development, construction and operation of a leading produced water handling and recycling business. Our integrated systems provide high-capacity, comprehensive produced water management solutions in core areas of the Permian Basin.
Our primarily investment-grade customers include many of the largest operators in the Permian Basin, which have oil-weighted production and decades of drilling inventory. These customers require reliable offtake capacity to handle or recycle their produced water and a consistent supply of water to support their well completion operations. Our expansive infrastructure, advanced logistics and water treatment methods allow us to provide these services and reliably gather our customers’ produced water and recycle such produced water for use in our customers’ operations. We are committed to responsibly developing and operating our infrastructure and deploying technology to advance sustainability and reduce our customers’ water and carbon footprint. Recycling produced water using our infrastructure also improves our overall profitability because it allows us to avoid certain costs associated with traditional water handling operations.
ESG Leadership
We have demonstrated our ESG leadership and commitment by setting and meeting ambitious sustainability targets, highlighting the strong technical, operational and financial capabilities of our seasoned management team that has decades of experience operating and leading companies in the environmental, infrastructure, water treatment and energy industries. As a further demonstration of our ESG leadership, we adopted a Sustainability-Linked Bond Framework in March 2021 establishing our sustainability strategy priorities and setting our goals with respect to our water recycling operations. In accordance with this framework, we issued the first sustainability-linked notes in the produced water infrastructure industry. Please read “—Recent Developments—Sustainability-Linked Notes.”
The Permian Basin
The Permian Basin is one of the most prolific crude oil and natural gas basins in the world, spanning more than 75,000 square miles across West Texas and New Mexico. The Permian has a history of over 100 years of crude oil and natural gas production and is characterized by high volumes of crude oil and liquids-rich natural gas production, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. Over 35 billion barrels of crude have been recovered in the basin since the first well was drilled in 1920 with more than 95 billion barrels of recoverable oil remaining, according to the EIA. In February 2021, the Permian accounted for 52% of onshore U.S. oil production, according to the EIA. The Midland and Delaware sub-basins of the Permian Basin boast among the lowest breakeven oil prices of any basins in the country, according to Enverus.
Produced Water
Produced water is water that naturally exists in underground formations and brought to the surface during crude oil and natural gas production. Produced water is produced over the entire life of the well and is of particular importance to operators in the Permian Basin given the high produced water-to-oil ratio prevalent across the basin. On average, two to five barrels of produced water are produced for every barrel of oil produced in the Permian Basin, according to Enverus. For this reason, produced water handling costs comprise up to 40% of total lease-level operating expenses in the Permian Basin according to Wood Mackenzie. Our customers’ stated goals of managing significant produced water volumes in an environmentally-responsible and cost-effective manner highlights the importance of our water management expertise and our integrated and extensive asset base. We believe oil and gas producers will increasingly outsource water management to integrated produced water infrastructure and recycling companies like us to cost-effectively manage their water-related needs.
Water Recycling
Through the strategic development of our integrated infrastructure and treatment methods, we are a leading independent third-party provider of recycled produced water gathered on a proprietary network, having recycled approximately 29 million barrels (or approximately 1.2 billion gallons) of produced water through March 2021 since we began recycling at scale in July 2019. Produced water is gathered from operators through our pipeline infrastructure and either handled or treated and redelivered to our customers as recycled water for use in their operations. Our innovative technologies and recycling capabilities provide our customers with a sustainable alternative to fresh and other sources of groundwater. By reducing our customers’ dependence on groundwater for their operations, we contribute to their sustainability efforts while also providing benefits to our stakeholders and the broader communities in which we operate. Additionally, we benefit economically from increased produced water recycling. When produced water is recycled, we recognize certain cost savings associated with traditional produced water handling.
The figure below demonstrates the movement of produced water through our pipelines for handling or recycling:

Our Operations and Assets
Our Operations
We manage our business through a single operating segment comprising two primary revenue streams, Produced Water Handling and Water Solutions.
Our Produced Water Handling business gathers, transports and, unless recycled, handles produced water generated from oil and natural gas production. Our Produced Water Handling business is supported by long-term contracts with acreage dedications or minimum volume commitments (“MVCs”), primarily with large, investment-grade operators.
Our Water Solutions business develops and operates recycling facilities to treat, store and recycle produced water. By aggregating significant volumes of produced water from multiple customers on our connected pipeline networks, we can efficiently recycle large volumes of produced water and deliver this recycled water back to our customers in the time frames, volumes and specifications required by their operations. As needed, we also supplement our recycled produced water with groundwater to meet the demands of our customers’ operations. We also transfer groundwater on behalf of third-party purchasers and sellers.
Our business is driven by gathering produced water volumes for our Produced Water Handling business and, when possible, delivering recycled volumes to customers for our Water Solutions business. In our Produced Water Handling business, we have grown our handling volumes from approximately 343,000 barrels per day for the year ended December 31, 2019 to approximately 570,000 barrels per day for the year ended December 31, 2020, an increase of 66%. In our Water Solutions business, we have grown our recycled volumes sold from approximately 20,000 barrels per day on average for the year ended December 31, 2019 to approximately 44,000 barrels per day on average for the year ended December 31, 2020, an increase of 120%. As a result of these increases in volumes, we have increased Adjusted EBITDA from $47.2 million for the year ended December 31, 2019 to $73.9 million for the year ended December 31, 2020, an increase of 57%. In our Produced Water Handling business, we have grown our handling volumes from approximately 555,000 barrels per day for the three months ended March 31, 2020 to approximately 648,000 barrels per day for the three months ended March 31, 2021, an increase of 17%. In our Water Solutions business, we have grown our recycled volumes sold from approximately 43,000 barrels per day on average for the three months ended March 31, 2020 to approximately 70,000 barrels per day on average for the three months ended March 31, 2021, an increase of 63%. As a result of these increases in volumes, we have increased Adjusted EBITDA from $18.4 million for the three months ended March 31, 2020 to $23.4 million for the three months ended March 31, 2021, an increase of 27%.

Asset Overview
Our proven capability is supported by our automated and high-capacity integrated pipeline network, which is a critical differentiator. We have constructed or acquired over 630 miles of produced water pipeline, 48 produced water handling facilities and nine high-capacity produced water recycling facilities. Our systems provide an alternative to operators internally managing produced water infrastructure. Increasingly, customers are requesting longer-term agreements that will continue to enable us to expand our asset base. Our assets and operations are located entirely in the Delaware and Midland sub-basins of the broader Permian Basin.
The following map describes our assets as of May 1, 2021:

Our Assets
Our pipeline and water handling assets are comprised primarily of pipelines, pumps and handling and recycling facilities in the core of the Delaware and Midland Basins. These interconnected assets support both our Produced Water Handling and Water Solutions businesses. Our pipeline network consists of over 630 installed miles of gathering pipelines, which includes over 440 miles of larger diameter (12- to 24-inch) pipelines. As of May 1, 2021, we had over 240 miles of permitted pipeline rights-of-way providing us with significant optionality to quickly scale and construct pipelines as needed.
Our handling facilities, which are designed to process, store and/or dispose of produced water that is not recycled, are essential to our ability to deliver reliable and cost-effective water gathering services to existing and prospective customers across a large geographic footprint. As of May 1, 2021, we had acquired or constructed

48 produced water handling facilities which had over 1.2 million barrels per day of permitted capacity. Additionally, we had approved permits for an additional 46 produced water handling facilities with over 1.4 million barrels per day of permitted handling capacity, supporting the scalability and expansion of our pipeline network.
As of May 1, 2021
Permian Basin
Pipelines (miles)
Installed	635
Permitted Not Installed	246
Total	881

Number of Water Handling Facilities
Installed	48
Permitted Not Installed	46
Total	94

Water Handling Capacity (kbwpd)
Installed	1,216
Permitted Not Installed	1,460
Total	2,676
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
	Permian Basin
Volumes (kbwpd)
Produced Water Handling Volumes	648	570
Our recycling facilities include water filtration, treatment storage and redelivery assets. We construct our recycling facilities at strategic locations on our pipeline network where there is both significant customer demand for recycled produced water and high volumes of produced water available. We currently have nine permanently installed facilities operational in the Delaware Basin with 500,000 barrels per day of treatment capacity and access to over 6.0 million barrels of owned or leased storage capacity. We also have the option to rapidly expand by developing an additional 14 locations that are either permitted or in the process of being permitted. We operate and construct fixed treatment facilities and operate complementary modular systems that we can quickly assemble at recycle sites to capitalize on market opportunities.
As of May 1, 2021
Permian Basin
Number of Water Recycling Facilities
Active Facilities	9
Permitted or In Process Facilities	14
Total	23

Water Recycling Capacity (kbwpd)
Active Facilities	500
Permitted or In Process Facilities	950
Total	1,450

	Three Months Ended March 31, 2021	Year Ended December 31, 2020
	Permian Basin
Volumes (kbwpd)
Recycled Produced Water Volumes Sold	70	44
Our Customers and Contracts
Customers
Our customers include many of the largest investment grade oil and gas operators in the Permian Basin. As of May 1, 2021, we had entered into over 125 contracts for our Produced Water Handling and Water Solutions businesses with more than 35 different customers. As of March 31, 2021, the weighted average remaining life of our Produced Water Handling acreage dedication contracts was over 10 years. Our five largest customers for the three months ended March 31, 2021 and the year ended December 31, 2020, were ConocoPhillips (formerly Concho), Oxy USA Inc., XTO Energy Inc., Marathon Oil Corporation and Chevron Corporation. These five customers represent approximately 78% and 79% of our revenues for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively.
Contracts — Produced Water Handling
As produced water volumes from oil and natural gas production in the Permian Basin have significantly grown in recent years, contract structures like those used in the hydrocarbon midstream sector have been adopted for water services. In our Produced Water Handling business, we primarily enter into two types of contracts with our customers: acreage dedications and MVCs. These contractual arrangements are generally long-term. All produced water transported on our gathering pipeline infrastructure for handling or recycling is subject to fixed-fee contracts.
Acreage dedications. Acreage dedications are term contracts pursuant to which a customer dedicates all produced water from wells in a dedicated area that they own or, in certain cases, wells they may control or develop in the future. In turn, we commit to gather and handle or recycle such produced water. As of May 1, 2021, our acreage dedications covered approximately 575,000 acres and had a weighted average remaining life of over 10 years.
MVCs. Under our MVC contracts, our customers guarantee to (i) deliver a certain minimum daily volume of produced water to our pipeline network, or (ii) pay a deficiency fee based on the agreed price per barrel and the volume not delivered for a specified period. As of March 31, 2021, our contracted aggregate MVCs totaled approximately 160,000 bwpd of produced water and the weighted average remaining life of our MVCs was over three years.
We also enter into spot arrangements whereby we can elect to gather and handle our customers’ produced water to the extent we have capacity on our systems if and when they request offtake capacity. We refer to these volumes as spot volumes.
The following table provides an overview of our active contracts:
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Percentage of Produced Water Handling Revenue	Permian Basin
Acreage Dedication	74%	71%
Minimum Volume Commitments	17%	21%
Spot Volumes	9%	8%
Total	100%	100%

Acreage Dedications	As of May 1, 2021
Acreage Under Contract (thousands of acres)	575
Acreage Under AMI (thousands of acres)	2,859
Weighted Average Remaining Life (years)	10.1

Minimum Volume Commitments
Effective Acreage Captured (thousands of acres)	94
Volumetric Commitment (kbwpd)	162
Weighted Average Remaining Life (years)	3.8
Contracts — Water Solutions
Our Water Solutions contracts are primarily structured as spot contracts or acreage dedications where we agree to supply water, including recycled water, to our customers for their operations.
As we continue to maintain a leading position in water recycling across the Permian Basin, we are increasingly entering into longer-term contracts with new and existing customers to provide recycled and groundwater. We expect our customers to continue to enter into long-term contracts with us to provide them with the security of a contracted, predictable supply of water, which is critical to their operations.
Our Relationship with ConocoPhillips
ConocoPhillips is one of the largest independent oil and natural gas exploration and production companies in the world. After completing its acquisition of Concho, ConocoPhillips has roughly 700,000 net unconventional acres in the Permian Basin, making it one of the largest acreage holders in the Permian Basin.
ConocoPhillips has a deep inventory of economic potential horizontal drilling locations in the Permian Basin. Our services support ConocoPhillips’ commitment to mitigate impacts on water resources when these locations are developed. We utilize our expansive footprint, which traverses much of ConocoPhillips’ core acreage in the Permian Basin, to safely and reliably handle ConocoPhillips’ produced water and to maximize the amount of recycled water delivered to them for use in their operations.
ConocoPhillips is our most significant customer and is critical to our success. Accordingly, we are indirectly subject to the business risks of ConocoPhillips. For additional information, please read “Risk Factors—Risks Related to Our Business.” Because a significant portion of our revenues is derived from ConocoPhillips, any development that materially and adversely affects ConocoPhillips’ operations, financial condition or market reputation could have a material adverse impact on us. Please read “Certain Relationships and Related Party Transactions.”
Our Competitive Strengths
We have many differentiated strengths that help us successfully execute our business strategy, including:
Extensive asset footprint in the Permian Basin provides a strong platform for free cash flow growth
We are an independent, environmentally-focused produced water infrastructure and produced water recycling company that operates a highly sophisticated, integrated produced water handling and recycling network. Our assets are located in the core areas of the Permian Basin, one of the most prolific crude oil and natural gas basins in the world. Our extensive asset base, which includes more than 630 miles of produced water pipelines, 48 water handling facilities and nine high-capacity produced water recycling facilities, comprises the infrastructure network of choice for operators in the Permian Basin. We can rapidly scale up our systems as needed with minimal regulatory delays.
We believe our infrastructure footprint is complementary to the operations of many blue-chip operators in the Permian Basin. Our integrated network provides our customers with capacity to handle their produced water and delivers them recycled water as needed, providing them with greater operational flexibility, reliability and lower costs than developing similar systems in-house. Our asset base, which required years to design, permit, and construct, is a significant barrier to entry for both new entrants and existing competitors who may have smaller or more fragmented pipeline systems, operate in other basins or less prolific areas of the Permian, or who do not have the ability to provide comprehensive water management solutions.
Stable cash flows supported by long-term contracts with blue chip customers
Substantially all of our contracts are fixed-fee in nature. For the three months ended March 31, 2021 and the year ended December 31, 2020, approximately 91% and 92% of our Produced Water Handling revenues, respectively, were attributable to acreage dedications or MVC contracts. We believe these arrangements provide a stable base of cash flows that support the prudent, organic growth of our operations. Our customers have guaranteed over 160,000 barrels per day of MVCs with a weighted average remaining life of over three years as of March 31, 2021. We believe our customer base is the strongest amongst our peers, with four of our top five customers in 2020 rated as investment grade. This financial strength provides support for our long-term outlook and provides assurance that our customers will continue to spend capital to develop their upstream assets. We believe our long-term contracts with our blue-chip customer base represent a significant barrier to entry for new entrants and existing competitors.
Demonstrated leadership and innovation in recycling and sustainable water management
We believe we are the leading independent third-party provider of recycled water gathered on a proprietary network. We reduce the carbon and water footprint of oil and gas operators by supplying them with meaningful quantities of recycled water across our expansive pipeline network and eliminating the need for trucks to haul produced or recycled water. Our goal is to maximize the amount of produced water we recycle as a percentage of the produced water we gather, providing significant economic and environmental benefits. By transporting our customers’ produced water by pipeline rather than traditional trucking methods, we contribute to a meaningful reduction of their carbon footprint. We estimate that in the three months ended March 31, 2021 and the year ended December 31, 2020, we eliminated approximately 485,000 and 1.5 million truck trips, respectively, and avoided the release of approximately 48,000 and 170,000 metric tons of carbon dioxide equivalent into the environment, respectively.
Through one of our subsidiaries, we are partnering with leading scientists and universities in the field of water treatment to identify, adapt and pilot innovative technologies for beneficial reuse of produced water. We are actively working with the U.S. Department of Energy and the New Mexico Produced Water Research Consortium to advance certain initiatives related to produced water management, treatment technologies and beneficial reuse. We have identified opportunities to treat and discharge produced water for beneficial use including supplementing irrigation water demand, recharging aquifer systems, replacing fresh water sources utilized in major construction projects, providing irrigation for range grasses for carbon sequestration, and process water for Direct Air Capture carbon sequestration. Continued research and development of technology related to produced water will provide long-term benefits to our customers, stakeholders and the communities in which we operate.
Strong financial profile
We have conservatively managed our balance sheet, consistently maintaining responsible leverage while growing our business. Since we commenced operations in 2016 through December 31, 2020, we maintained a net debt to Adjusted EBITDA leverage ratio below 3.5 to 1.0 for purposes of compliance with our revolving credit facility (the “Credit Facility”). As of and for the three months ended March 31, 2021 and the year ended December 31, 2020, we had a leverage ratio of 2.9 to 1.0 and 3.5 to 1.0, respectively, based on our outstanding indebtedness, cash and Adjusted EBITDA for purposes of compliance with our Credit Facility.
Entrepreneurial management team incentivized for long-term value creation
Our proven management team has extensive expertise in water management and treatment, midstream, oilfield services and energy investing, and an extensive history of shareholder value creation through organic development and M&A-related growth. Our management team has founded and/or held executive positions in successful midstream, oilfield service, private equity and water management companies, including Solaris Oilfield Infrastructure, Inc., Concho, Dynegy Inc. (formerly NGC Corporation), Azurix Corp., Denham Capital

Management LP, Bosque Systems, Water Standard, The Dow Chemical Company and NGL Energy Partners LP. We have deep domain knowledge and relevant experience and are recognized as leaders in our respective fields with strong relationships with existing and prospective customers, which we believe is core to our overall strategy.
Our management team has a strong track record of maximizing long-term value creation while limiting downside risk. As meaningful equity owners, our management team is committed to operational excellence and efficient business execution. We consistently operate our business in a way that creates long-term value by developing projects in a capital efficient manner, focusing on cost, execution, and system optimization while maintaining a safe operational environment. We believe that having offices in Houston, Texas, and in the Permian Basin in Midland, Texas and Carlsbad, New Mexico, enhances our ability to execute on our business plan, helping our team develop important local relationships with customers, service providers and landowners.
Our Business Strategies
We intend to grow our businesses in an accretive and prudent manner while maintaining a strong balance sheet. We intend to accomplish these objectives by executing the following strategies:
Increase the utilization of our integrated systems to maximize value for customers while generating multiple streams of revenue
We operate our assets as integrated infrastructure networks capable of gathering, recycling, redelivering and handling produced water. Our assets allow us to gather produced water at multiple points from multiple operators and recycle and redistribute such water to our customers. The connectivity and flexibility of our systems provide our customers with operational reliability and access to a high-volume supply of recycled water. Because our produced water handling and recycling services are vertically integrated, we can generate revenue at multiple points for the same barrel of water. Our existing systems have excess capacity, allowing us to economically gather, handle and recycle additional volumes from our customers with highly accretive capital expenditures.
Focus on long-term contracts with acreage dedications or MVCs to provide stability to our cash flows
We intend to maintain our focus on providing services under long-term, fixed-fee contracts in order to enhance the stability of our cash flows. We target long-term contracts with an average term of over 10 years. Additionally, many of our contracts include MVCs and/or acreage dedications, and we intend to enter into contracts with similar or more favorable provisions in the future as we continue to grow our business. For the three months ended March 31, 2021 and the year ended December 31, 2020, approximately 91% and 92% of our Produced Water Handling revenues, respectively, were attributable to acreage dedications or MVC contracts.
Increase our recycled water and reduce groundwater withdrawals
We are committed to responsibly developing and operating our infrastructure and deploying technology to advance sustainability. We are a leader in helping operators in the Permian Basin transition away from using groundwater sources for completions and instead utilize a sustainable source of recycled water. Increasing the use of recycled water not only helps our customers achieve their sustainability goals but also improves our profit margins. Through our ambitious long-term targets, we will continue to facilitate greater recycled-produced water adoption across the industry. We have set internal goals that 85% and 98% of all water sold to our customers will be recycled produced water by 2025 and 2030, respectively.
Maximize shareholder value by combining free cash flow with growth
Our business plan focuses on building a company that can generate strong, repeatable cash flows. We seek to maximize the return of invested capital by focusing on cash returns generated by our capital expenditures. The close relationships and open communication we have with our customers allow us to accelerate or delay our capital plans in real-time, maximizing our flexibility and the efficiency and return on our capital expenditures.
Capitalize on accretive expansion opportunities
Our management has successfully constructed, permitted, developed and operated the assets needed to service growing total barrels handled, sold or transferred in the Permian Basin, while maintaining a conservative capital structure, sufficient liquidity and ample financial flexibility to meet our objectives and those of our customers. We intend to continue to pursue accretive growth projects, if such projects are available, meet our return thresholds and strategically improve the value of our assets. Our integrated network provides accretive, organic growth opportunities where we expect to expand and enhance the value of our existing infrastructure.
In addition, we plan to evaluate and strategically pursue acquisitions that create synergies, strengthen our relationships with existing and prospective customers and meet our financial return thresholds.
Recent Developments
Sustainability-Linked Notes
On April 1, 2021, we issued $400.0 million aggregate principal amount of our 7.625% Senior Sustainability-Linked Notes due 2026 (the “notes”). The notes were issued by Solaris LLC and are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility. The notes are guaranteed on a senior unsecured basis by all of Solaris LLC’s wholly owned subsidiaries. We used the proceeds from the issuances of the notes to repay borrowings outstanding under our Credit Facility, to redeem our preferred units in full and for general corporate purposes.
Our key performance indicator under our Sustainability-Linked Bond Framework is to increase recycled produced water sold and reduce groundwater withdrawals sold expressed as a percentage of barrels of recycled produced water sold per year divided by total barrels of water sold per year (the “Recycling KPI”). The Recycling KPI encompasses 100% of our sourcing operations in the Permian Basin. Our Recycling KPI is designed to reduce groundwater withdrawal for water intensive industrial operations in the water stressed Permian Basin by increasing our sales of recycled produced water. Our Sustainability Performance Target (the “SPT”) is to increase our annual Recycling KPI to 60% by 2022 from a 2020 baseline of 42.1%, with an observation date of December 31, 2022.
To the extent the SPT has not been achieved and verified for the year ended December 31, 2022, the coupon on the notes will increase to 7.875% beginning with the interest period ending on October 1, 2023 until maturity and there will also be an increase in the optional redemption prices, make-whole premium and equity claw price. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—Sustainability-Linked Notes.”
Amended and Restated Credit Agreement
In connection with the notes offering, we entered an amendment and restatement (the “Restated Credit Agreement”) to the Credit Facility on April 1, 2021, to, among other things, (i) decrease the commitments under the Credit Facility to $200.0 million, (ii) extend the maturity date to April 1, 2025, (iii) reprice the loans made under the Credit Facility and unused commitment fees to be determined based on a leverage ratio ranging from 3.00:1.00 to 4.50:1.00 and (iv) provide for a $75.0 million incremental revolving facility on the same terms as under the Credit Facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—Credit Facility.”
Organizational Structure
Solaris Inc. was incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries.
In connection with this offering, (a) all of the membership interests in Solaris LLC held by its existing owners, including those owned by ConocoPhillips, Trilantic, Yorktown and certain of our officers and directors and the other current members of Solaris LLC (collectively, the “Existing Owners”), will be converted into (i) a single class of units in Solaris LLC, which we refer to in this prospectus as “Solaris LLC Units,” representing in the aggregate     Solaris LLC Units and (ii) the right to receive the distributions of shares of Class B common stock described in clause (c) below, (b) Solaris Inc. will issue and contribute    shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris

LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters’ option to purchase additional shares) and (c) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. If we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively, and (ii) the amount of cash distributed to our Existing Owners on a pro rata basis will correspondingly increase or decrease, respectively. After giving effect to these transactions and the offering contemplated by this prospectus, Solaris Inc. will own an approximate    % interest in Solaris LLC (or    % if the underwriters’ option to purchase additional shares is exercised in full) and the Existing Owners will own an approximate    % interest in Solaris LLC (or    % if the underwriters’ option to purchase additional shares is exercised in full). Please see “Principal Stockholders.”
Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.
Following this offering, under the Fourth Amended and Restated Limited Liability Company Agreement of Solaris LLC (the “Solaris LLC Agreement”), each Existing Owner will, subject to certain limitations, have the right (the “Redemption Right”) to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right (the “Call Right”) to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC, and some of such adjustments will be allocated to Solaris Inc. The adjustments allocated to Solaris Inc. would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	Includes ConocoPhillips, Trilantic, Yorktown, certain of our officers and directors and the other current members of Solaris LLC. See “Corporate Reorganization.”
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”
The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.
Corporate Information
We were originally formed in 2016 as Solaris LLC, by our management, Trilantic, Yorktown and other investors to focus on developing sustainable built-for-purpose produced water infrastructure and produced water recycling solutions. Our principal executive offices are located at 9811 Katy Freeway, Suite 700, Houston, Texas 77024, and we have additional offices in Midland, Texas and Carlsbad, New Mexico. Our website address is www.solariswater.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.
Summary of Our Risk Factors
An investment in our Class A common stock involves risks. Among these important risks are the following:
Risks Related to Our Business
•	Our business depends on capital spending by the oil and gas industry in the Permian Basin, which could be negatively impacted by the COVID-19 pandemic.
•	The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, could adversely affect our business.
•	If oil prices or natural gas prices remain volatile or were to decline, the demand for our services could be adversely affected.
•	We operate in a highly competitive industry, which could negatively affect our ability to expand our operations.
•	Growing our business by constructing new transportation systems and facilities subjects us to construction risks.
•	We may be unable to attract and retain key members of management, qualified members of our board of directors (our “Board”) and other key personnel.

•	We may be unable to implement price increases or maintain existing prices on our services.
•	Inherent risks associated with our operations may not be fully covered under our insurance policies.
•	The loss of one or more of our customers could adversely affect our business.
•	Our lack of diversification increases the risk of an investment in us and we are vulnerable to risks associated with operating primarily in one geographic area.
•	We could be harmed by a default of one of our customers.
•	We may be required to take write-downs of the carrying values of certain assets and goodwill.
•	Restrictive covenants under our debt instruments may limit our financial flexibility.
•	Our leverage may limit our ability to borrow additional funds, comply with the terms of our indebtedness or capitalize on business opportunities.
•	Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.
Legal and Regulatory Risks
•	Restrictions on the ability to procure water could decrease the demand for our services.
•	Legislation or regulatory initiatives intended to address seismic activity could restrict our ability to recycle or handle produced water.
•	Fuel conservation measures could reduce demand for our services.
•	We may be subject to claims for personal injury and property damage.
•	Unsatisfactory safety performance may negatively affect our customer relationships.
•	We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties and other costs.
•	Climate change legislation, laws, and regulations could have a material adverse effect on our financial condition, results of operations and cash flows, as well as our reputation.
•	A portion of our customers’ oil and gas leases are granted by the federal government, which may suspend or terminate such leases.
•	Laws and regulations related to hydraulic fracturing could result in increased costs and additional operating restrictions that may reduce demand for our services.
•
Restrictions on drilling related to the protection of certain species of wildlife or their habitat could adversely affect our customer’s ability to conduct drilling and related activities in areas where we operate.

•	We may face increased obligations relating to the closing of our water handling facilities.
•	Delays or restrictions in obtaining or renewing permits by us for our operations or by our customers for their operations could impair our business.
Risks Related to this Offering and Our Class A Common Stock
•
Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes and other expenses.

•	The requirements of being a public company may strain our resources, increase our costs and distract management.
•	If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
•	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies.

•	The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.
•
Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

•	Our governing organizational documents, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals.
•	Investors in this offering will experience immediate and substantial dilution of $ per share.
•	We do not intend to pay cash dividends on our Class A common stock and your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.
•	The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering.
•	We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
General Risks
•	A terrorist attack or political unrest in various energy producing regions could harm our business.
•	We are subject to cybersecurity risks and may not be able to keep pace with technological developments in our industry.
You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 23 and the other information in this prospectus before investing in our Class A common stock.

The Offering
Issuer
Solaris Water Inc.
Class A common stock offered by us
    shares (or     shares if the underwriters exercise their option to purchase additional shares in full).
Class A common stock outstanding immediately after this offering
    shares (or     shares if the underwriters exercise their option to purchase additional shares in full).
Class B common stock outstanding immediately after this offering
    shares (or     shares if the underwriters exercise their option to purchase additional shares in full), or one share for each Solaris LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Solaris LLC Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering
   % (or (i)    % if the underwriters’ option to purchase additional shares is exercised in full and (ii) 100% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting power of Class B common stock after giving effect to this offering
   % (or (i)    % if the underwriters’ option to purchase additional shares is exercised in full and (ii) 0% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Use of proceeds
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated expenses of this offering and the Reorganization payable by us, will be approximately

$    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units.
We intend to cause Solaris LLC to use (i) approximately $    million of the net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization and (ii) the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please see “Use of Proceeds.”
Dividend policy
We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant. Holders of our Class B common stock will not be entitled to dividends from Solaris. Following the Reorganization and this offering, Solaris will be a holding company and its sole material asset will be ownership of the Class A units of Solaris LLC, of which it will be the managing member. Subject to funds being legally available for distribution, we intend to cause Solaris LLC to make distributions to each of its members, including Solaris, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to each member. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Solaris will receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution will be distributed to the other members pro rata in accordance with their assumed tax liabilities. See “Dividend Policy.”
Redemption Rights of Existing Owners
Under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the redeeming Existing Owner for, at Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”
Risk Factors
You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 23, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.
Listing and trading symbol
We intend to apply to list our Class A common stock on either the New York Stock Exchange (the “NYSE”) or the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “    .”
Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:
•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;
•	shares of Class A common stock issuable under our 2021 Equity Incentive Plan (the “2021 EIP”), including:
(i)
   shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 EIP immediately after the closing of this offering; and

(ii)	additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 EIP; and
•	shares of Class A common stock reserved for issuance upon exchange of the Class B units of Solaris LLC that will be outstanding immediately after this offering.
Throughout this prospectus, we present performance metrics and financial information regarding the business of Solaris LLC. This information is generally presented on an enterprise-wide basis. The public stockholders will be entitled to receive a pro rata portion of the economics of Solaris LLC’s operations through their ownership of our Class A common stock. Solaris’ ownership of Class A units initially will represent a minority share of Solaris LLC. The members of Solaris LLC initially will continue to hold a majority of the economic interest in the operations of Solaris LLC as non-controlling interest holders, through ownership of Class B units of Solaris LLC. Prospective investors should be aware that the owners of the Class A common stock initially will be entitled only to a minority economic position, and therefore should evaluate performance metrics and financial information in this prospectus accordingly. As Class B units are exchanged for Class A common stock over time (or, at our election, for cash), the percentage of the economic interest in Solaris LLC’s operations to which Solaris and the public stockholders are entitled will increase proportionately.

Summary Historical Financial and Operating Data
Solaris Inc. was formed in May 2021 and does not have historical financial operating results. The following table shows summary historical consolidated financial data of our accounting predecessor, Solaris LLC. The summary historical financial data set forth below as of and for each of the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary unaudited historical interim financial data set forth below as of and for each of the three months ended March 31, 2021 and 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and which, in the opinion of management, have been prepared on a basis consistent with the audited financial statements and the notes thereto and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. These unaudited financial statements should be read in conjunction with the audited financial statements.
The summary historical financial data is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements and related notes and other financial and operating information included elsewhere in this prospectus. Among other things, our historical consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table. Historical results are not necessarily indicative of results that may be expected for any future period.
(Dollars in thousands)	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Statement of Operations Data:
Revenue:
Produced Water Handling	$39,737	$33,256	$141,659	$81,418
Water Solutions	6,452	13,191	29,813	37,375
Total revenues	46,189	46,447	171,472	118,793
Operating costs and expenses:
Operating	20,754	29,270	95,431	71,973
General and administrative	4,695	4,119	18,663	15,299
Depreciation, amortization and accretion	14,957	9,489	44,027	19,670
(Gain) loss on disposal of asset, net	44	—	133	(5,100)
Transaction costs	62	1,747	3,389	1,010
Abandoned projects	211	634	2,125	2,444
Total operating expenses	40,723	45,259	163,768	105,296
Operating income	5,466	1,188	7,704	13,497
Other expense:
Other expense	—	—	—	176
Interest expense	2,651	1,590	7,674	260
Total other expense	2,651	1,590	7,674	436
Income (loss) before taxes	2,815	(402)	30	13,061
Income tax expense	—	4	23	1
Net income (loss)	$2,815	$(406)	$7	$13,060

(Dollars in thousands, except per share and per barrel data)	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Pro Forma Statement of Operations Data
Pro forma net income (loss)(1)
Pro forma non-controlling interest(2)
Pro forma net income (loss) attributable to common stockholders(1)
Pro forma net income (loss) per share attributable to common stockholders(3)
Basic
Diluted
Pro forma weighted average shares outstanding
Basic
Diluted
Balance Sheet Data (at end of period):
Cash and cash equivalents	$21,185	$20,768	$24,932	$7,083
Accounts receivable, net	21,607	31,880	22,457	33,523
Accounts receivable from affiliates	11,410	13,479	10,642	15,837
Total current assets	60,414	69,644	66,068	60,763
Total property, plant and equipment, net	635,152	538,564	618,188	481,790
Total assets	1,062,734	899,748	1,057,805	838,234
Total current liabilities	47,784	90,118	45,789	69,166
Long-term debt	297,000	260,000	297,000	220,000
Total liabilities	351,621	354,646	349,512	292,726
Total mezzanine equity	74,371	—	74,378	—
Total members’ equity	636,742	545,102	633,915	545,508
Consolidated Statements of Cash Flows Data:
Operating activities	$16,574	$24,574	$67,771	$4,149
Investing activities	(20,326)	(50,889)	(139,589)	(228,368)
Financing activities	5	40,000	89,667	223,959
Other Financial Data:
Adjusted EBITDA(4)	$23,390	$18,438	$73,896	$47,199
Adjusted Operating Margin(4)	$28,085	$22,400	$91,020	$62,431
Adjusted Operating Margin per Barrel(4)	$0.39	$0.34	$0.36	$0.35
Operating Data (kbwpd):
Produced Water Handling Volumes	648	555	570	343
Recycled Produced Water Volumes Sold	70	43	44	20
Groundwater Water Volumes Sold	33	116	61	77
Total Water Solutions Volumes Sold	103	159	105	97
Groundwater Water Volumes Transferred	55	11	11	49
Total Water Solutions Volumes Sold or Transferred	158	170	116	146
Total Volumes Handled, Sold or Transferred	806	725	686	489
(1)
Pro forma net loss reflects a pro forma income tax benefit of $    million and $    million, respectively, for the three months ended March 31, 2021 and the year ended December 31, 2020, of which $    million and $    million, respectively, is associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(2)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(3)
Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the three months ended March 31, 2021 and the year ended December 31, 2020 excludes     shares and     shares, respectively, of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan.

(4)
Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel are non-GAAP financial measures. Please read “—Non-GAAP financial measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.

Non-GAAP Financial Measures
We use certain non-GAAP performance measures to evaluate current and past performance and prospects for the future to supplement our GAAP financial information presented in accordance with GAAP. These non-GAAP financial measures are important factors in assessing our operating results and profitability and include the performance and liquidity measures included below.
Adjusted EBITDA
We define Adjusted EBITDA as net income (loss), plus interest expense, income taxes, depreciation, amortization and accretion expense, plus any impairment charges, abandoned project charges or asset write-offs, plus non-cash losses on the sale of assets or subsidiaries, losses on sale of assets, and non-recurring, extraordinary or unusual expenses or charges, including temporary power costs, litigation expenses, severance expenses and transaction costs, less any gains on sale of assets.
Adjusted Operating Margin and Adjusted Operating Margin per Barrel
We define Adjusted Operating Margin as total revenues less operating expenses plus temporary power costs. We define Adjusted Operating Margin per Barrel as Adjusted Operating Margin divided by the total number of barrels handled or sold.
We believe this presentation is used by investors and professional research analysts for the valuation, comparison, rating, and investment recommendations of companies within our industry. Additionally, we use this information for comparative purposes within our industry. Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel are not measures of financial performance under GAAP and should not be considered as measures of liquidity or as alternatives to net income (loss). Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel as defined by us may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating margin, operating income or cash flows from operating activities. Adjusted EBITDA, Adjusted Operating Margin and Adjusted Operating Margin per Barrel should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP.
The following table sets forth a reconciliation of net income as determined in accordance with GAAP to Adjusted EBITDA for the periods indicated:
	Three Months Ended March 31,		Year Ended December 31,
(Dollars in thousands)	2021	2020	2020	2019
	(unaudited)
Net income (loss)	$2,815	$(406)	$7	$13,060
Interest expense, net	2,651	1,590	7,674	260
Income tax expense	—	4	23	1
Depreciation, amortization and accretion	14,957	9,489	44,027	19,670
Abandoned projects	211	634	2,125	2,444
Temporary power costs(1)	2,650	5,223	14,979	15,611
(Gain) loss on sale of assets, net(2)	44	—	—	(5,173)
Settled litigation(3)	—	157	1,482	316
Transaction costs(4)	62	1,747	3,389	1,010
Other(5)	—	—	190	—
Adjusted EBITDA	$23,390	$18,438	$73,896	$47,199

The following table sets forth a reconciliation of total revenue as determined in accordance with GAAP to Adjusted Operating Margin and Adjusted Operating Margin per Barrel for the periods indicated:
	Three Months Ended March 31,		Year Ended December 31,
(Dollars in thousands, except per barrel data)	2021	2020	2020	2019
	(unaudited)
Total revenue	$46,189	$46,447	$171,472	$118,793
Operating expenses	(20,754)	(29,270)	(95,431)	(71,973)
Operating Margin	$25,435	$17,177	$76,041	$46,820
Temporary power costs(1)	2,650	5,223	14,979	15,611
Adjusted Operating Margin	$28,085	$22,400	$91,020	$62,431
Total Barrels Handled, Sold or Transferred (mmbw)	73	66	251	178
Adjusted Operating Margin per Barrel	$0.39	$0.34	$0.36	$0.35
(1)
In the past, to secure long-term produced water handling contracts we constructed assets in advance of grid power infrastructure availability. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. Temporary power costs are calculated by taking temporary power and rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first quarter of 2021 and we made significant progress in reducing these expenses. We expect our temporary power expenses will be substantially eliminated beginning in the third quarter of 2021.

(2)	Includes gains and losses on sale of assets.
(3)	Litigation is primarily related to a dispute regarding rights-of-way that was successfully settled in arbitration. Amounts represent legal expenses solely related to this dispute.
(4)
Represents certain transaction expenses primarily related to certain advisory and legal expenses associated with a recapitalization process that was terminated in first quarter 2020 and the Concho Acquisitions (as defined herein).

(5)	Represents severance charges.

RISK FACTORS
Investing in our Class A common stock involves risks. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” and the following risks before making an investment decision. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Related to Our Business
Our business depends on capital spending by the oil and gas industry in the Permian Basin and reductions in capital spending as a result of the spread of COVID-19 or otherwise could have a material adverse effect on our liquidity, results of operations and financial condition.
Demand for our services is directly affected by current and anticipated oil and natural gas prices and related capital spending by our customers to explore for, develop and produce oil and gas in the Permian Basin. Our Produced Water Handling revenues are substantially dependent upon oil, natural gas and NGL production from our customers’ upstream activity. Our Water Solutions revenues are substantially dependent upon the number of wells drilled and completed by our customers and the amount of water used in completing each well. In addition, there is a natural decline in production from existing wells that are connected to our gathering systems. Although we expect that our customers will continue to devote substantial resources to the development of oil and gas reserves, we have no control over this activity and our customers have the ability to reduce or curtail such development at their discretion. Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile, particularly in light of the impacts of the COVID-19 pandemic. In March 2020, Saudi Arabia and Russia failed to reach a decision to cut production of oil and gas along with the Organization of the Petroleum Exporting Countries (“OPEC”). Subsequently, Saudi Arabia significantly reduced the prices at which it sells oil and announced plans to increase production. These events, combined with the COVID-19 pandemic, contributed to a sharp drop in prices for oil in the first quarter of 2020 continuing into the second quarter of 2020. In April 2020, OPEC and Russia (together with OPEC and other allied producing countries, “OPEC+”) agreed to curtail oil production by approximately 10 million barrels per day. Further, some U.S. producers chose to shut-in or choke back production on specific wells to reduce production, but the impact of these cuts on the market price for oil and natural gas remains uncertain. During the year ended December 31, 2020, the average West Texas Intermediate (“WTI”) spot price was $39.16, versus an average price of $58.09 for the three months ended March 31, 2021. While oil prices have improved since their lows in April 2020, the continued impact of the COVID-19 pandemic and the associated impacts to oil demand will result in continued uncertainty around the near-term price of oil.
If oil and gas prices decline, our customers may further reduce their exploration, development and production activities and demand lower rates for our services or delay, modify, or terminate their use of our services. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. For example, multiple leading international and national oil companies, as well as public and private independent oil and gas producers, have reduced capital expenditures in 2020, and most of our customers have reduced their capital expenditures budget for 2021. Even in an environment of stronger oil and gas prices, fewer oil and gas completions in our market areas as a result of decreased capital spending may have a negative long-term impact on our business. Any of these conditions or events could adversely affect our operating results, as they did in 2020 and may continue to do so in 2021. If our customers fail to maintain or increase their capital spending and demand for our services, it could have a material adverse effect on our liquidity, results of operations and financial condition.

Industry conditions are influenced by numerous factors over which we have no control, including:
•
the severity and duration of world health events, including the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas, which negatively impacts the demand for our services;

•	domestic and foreign economic conditions and supply of and demand for oil and gas;
•	the level of prices, and expectations regarding future prices, of oil and gas;
•	the level of global oil and gas exploration and production and storage capacity;
•
operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges resulting from limited worksite access, remote work arrangements, performance of contracts and supply chain disruption;

•	recommendations of, or restrictions imposed by, government and health authorities, including travel bans, quarantines, and shelter-in-place orders to address the COVID-19 pandemic;
•
actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

•	governmental regulations, including environmental restrictions and the policies of governments regarding the exploration for and production and development of their oil and gas reserves;
•	taxation and royalty charges;
•	political and economic conditions in oil and gas producing countries;
•	global weather conditions, pandemics and natural disasters;
•	worldwide political, military and economic conditions;
•	the cost of producing and delivering oil and gas;
•	the discovery rates of new oil and gas reserves and the availability of commercially viable geographic areas in which to explore and produce crude oil and natural gas;
•	activities by non-governmental organizations to limit certain sources of funding for the energy sector or restrict the exploration, development and production of oil and gas;
•	the ability of oil and gas producers to access capital;
•	technical advances affecting production efficiencies and overall energy consumption; and
•	the potential acceleration of the development of alternative fuels.
The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, could adversely affect our business, results of operations and financial condition.
The global or national outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, may cause disruptions to our business and operational plans, which may include (i) shortages of qualified employees in a given area, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies from third parties upon which we rely, (iv) recommendations of, or restrictions imposed by, government and health authorities, including quarantines, to address the COVID-19 pandemic and (v) restrictions that we and our contractors and subcontractors impose, including facility shutdowns or access restrictions, to ensure the safety of employees and (vi) reductions, delays or cancellations of planned operations by our customers. Additionally, these disruptions could negatively impact our financial results.
Further, the effects of the COVID-19 pandemic and concerns regarding its global spread have negatively impacted the global economy, reduced global oil demand, disrupted global supply chains and created significant volatility and disruption of financial and commodities markets, which could lead to our customers curtailing existing production due to lack of downstream demand or storage capacity as well as reducing or eliminating the number of wells completed in the near to medium term. Additionally, a significant majority of states as well as local jurisdictions have imposed, and others in the future may impose, “stay-at-home” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions, and the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects.
The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including the duration and spread of COVID-19 and related restrictions on travel and general mobility, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption, as well as significantly decreased demand for oil and gas, could materially affect our business, results of operations, access to sources of liquidity and financial condition, and we have experienced the negative impacts of such disruption since March 2020.
If oil prices or natural gas prices remain volatile or were to decline, the demand for our services could be adversely affected.
The volume of water we process is driven in large part by the level of crude oil production, which is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. In addition, a portion of our profitability in our Produced Water Handling business is generated from the sale of crude oil that we recover when processing produced water, and lower crude oil prices have an adverse impact on these profits. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. If oil prices or natural gas prices decline, or if completions activity is reduced, the demand for our services and our results of operations could be materially and adversely affected.
Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. During 2020, WTI prices ranged from a low of $(36.98) to a high of $63.27 per barrel. In the first three months of 2021, WTI prices ranged from $47.47 to $66.08 per barrel. If the prices of oil and natural gas decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.
The crude oil and natural gas production industry tends to run in cycles and may, at any time, cycle into a downturn; if that occurs, the rate at which it returns to former levels, if ever, will be uncertain. Prior adverse changes in the global economic environment and capital markets and declines in prices for crude oil and natural gas have caused many customers to reduce capital budgets for future periods and have caused decreased demand for crude oil and natural gas. Limitations on the availability of capital, or higher costs of capital, for financing expenditures have caused and may continue to cause customers to make additional reductions to capital budgets in the future even if commodity prices increase from current levels. These cuts in spending may curtail drilling programs and other discretionary spending, which could result in a reduction in business opportunities and demand for our services, the rates we can charge and our utilization. In addition, certain of our customers could become unable to satisfy their contractual commitments, including to us, which could materially and adversely affect our results of operation. These unprecedented conditions also make it more difficult for us to forecast future results.
We operate in a highly competitive industry, which may intensify as our competitors expand their water supply, produced water recycling, and produced water handling operations, thereby causing us to lose market share, and which could negatively affect our ability to expand our operations.
The Produced Water Handling and Water Solutions businesses are highly competitive and include numerous companies capable of competing effectively in our markets on a local basis. In our Water Solutions business, we compete with landowners, water supply and transfer companies, and companies who engage in the sale or treatment of produced water. Our Produced Water Handling business is in direct and indirect competition with other businesses, including water handling and other produced water treatment businesses. Some of our larger diversified competitors have a similarly broad geographic scope, as well as greater financial and other resources than us, while others focus on specific basins only and may have locally competitive cost efficiencies as a result.

Additionally, there may be new companies that enter the water solutions business, or our existing and potential customers may develop their own water solutions businesses. Our ability to maintain current revenue and cash flows, and our ability to expand our operations, could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. If our existing and potential customers develop their own water solutions businesses, we may not be able to effectively replace that revenue. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.
The oil and gas industry is intensely competitive, and in certain businesses we compete with other companies that have greater resources than us. Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis. These companies may have a greater ability to continue providing water infrastructure services during periods of low commodity prices, to contract for equipment, to secure trained personnel, to secure contracts and permits and to absorb the burden of present and future federal, state, provincial, local and other laws and regulations (as applicable). Any inability to compete effectively with larger companies could have a material adverse impact on our financial condition and results of operations.
Growing our business by constructing new transportation systems and facilities subjects us to construction risks and risks that supplies for such systems and facilities will not be available upon completion thereof.
One of the ways we intend to grow our business is through the construction of expansions to our systems and/or the construction of new produced water pipelines, treatment facilities and water handling facilities. These expansion projects require the expenditure of significant amounts of capital, which may exceed our resources, and involve numerous regulatory, environmental, political and legal uncertainties, including political opposition by landowners, environmental activists and others. There can be no assurance that we will complete these projects on schedule, or at all, or at the budgeted cost. Our revenues may not increase upon the expenditure of funds on a particular project. Moreover, we may undertake expansion projects to capture anticipated future growth in production in a region in which anticipated production growth does not materialize or for which we are unable to acquire new customers. As a result, our new facilities and infrastructure may not be able to attract enough demand for our services to achieve our expected investment return, which could materially and adversely affect our consolidated results of operations and financial position.
We may face opposition to the operation of our water pipelines and facilities from various groups.
We may face opposition to the operation of our water pipelines and facilities from environmental groups, landowners, tribal groups, local groups and other advocates. Such opposition could take many forms, including organized protests, attempts to block or sabotage our operations, intervention in regulatory or administrative proceedings involving our assets, or lawsuits or other actions designed to prevent, disrupt or delay the operation of our assets and business. For example, repairing our pipelines often involves securing consent from individual landowners to access their property and provide us with sufficient temporary space to allow us to conduct repairs. One or more landowners may resist our efforts to make needed repairs, which could lead to an interruption in the operation of the affected pipeline or facility for a period of time that is significantly longer than would have otherwise been the case. In addition, acts of sabotage or eco-terrorism could cause significant damage or injury to people, property or the environment or lead to extended interruptions of our operations. Any such event that interrupts the revenues generated by our operations, or which causes us to make significant expenditures not covered by insurance, could reduce our cash available for paying distributions to our partners and, accordingly, adversely affect our financial condition and the market price of our securities.
The fees charged to customers under our agreements for the gathering, transportation or handling of produced water may not escalate sufficiently to cover increases in costs and the agreements may be suspended in some circumstances, which would affect our profitability.
Our costs may increase more rapidly than the fees that we charge to customers pursuant to our contracts with them. Additionally, some customers’ obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events wherein the supply of produced water is curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities of our customers. If the escalation of fees is insufficient to cover increased costs, or if any customer suspends or terminates its contracts with us, our profitability could be materially affected.
The ability to attract and retain key members of management, qualified Board members and other key personnel is critical to the success of our business and may be challenging.
Our success will depend to a large extent upon the efforts and abilities of our senior management team and having experienced individuals serving on our Board who are also knowledgeable about our operations and our industry. The success of our business also depends on other key personnel. The ability to attract and retain these key personnel may be difficult in light of the volatility of our business. Acquiring and keeping personnel could prove more difficult or cost substantially more than estimated. These factors could cause us to incur greater costs or prevent us from pursuing our business strategy as quickly as we would otherwise wish to do. If executives or other key personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them adequately or in a timely manner and we could experience significant declines in productivity.
Our industry has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our liquidity, results of operations and financial condition.
We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, pronounced declines in drilling and completions activity, as well as the demanding nature of the work, many workers have left the oilfield services section to pursue employment in different fields. If we are unable to retain or meet the growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.
Constraints in the supply of equipment used in providing services to our customers and replacement parts for such could affect our ability to execute our growth strategies.
Equipment used in providing services to our customers is normally readily available. Market conditions could trigger constraints in the supply chain of certain equipment or replacement parts for such equipment, which could have a material adverse effect on our business.
The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.
As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:
•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of the acquired business, including but not limited to environmental liabilities;
•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;
•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;
•	potential losses of key employees and customers of the acquired business;
•	risks of entering markets in which we have limited prior experience; and
•	increases in our expenses and working capital requirements.
In evaluating acquisitions, we generally prepare one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions. Realization of many of the assumptions will be beyond our control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. Some acquisitions may not be accretive in the near term and will be accretive in the long-term only if we are able to timely and effectively integrate the underlying assets and such assets perform at or near the levels anticipated in our acquisition projections.
The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. Our failure to successfully incorporate the acquired business and assets into our existing operations or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.
In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing equity holders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.
Our operations are subject to inherent risks in the oil and gas industry, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.
Our operations are subject to hazards inherent in the oil and gas industry, such as, but not limited to, accidents and releases of produced water into the environment. These conditions can cause:
•	disruption in operations;
•	substantial repair or remediate costs;
•	personal injury or loss of human life;
•	significant damage to or destruction of property, plant and equipment;
•	environmental pollution, including groundwater contamination;
•	impairment or suspension of operations; and
•	substantial revenue loss.
The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. Any interruption in our services due to pipeline breakdowns or necessary maintenance or repairs could reduce sales revenues and earnings. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.
We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.
There is uncertainty related to the future profitability of the oil and natural gas industry broadly.
Although we are not directly engaged in the extraction of oil and natural gas, produced water is a natural byproduct of crude oil and natural gas production. The negative sentiment toward the oil and natural gas industry compared to other industries has led to lower oil and gas representation in certain key equity market indices. Some investors, including certain pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and gas sector based on social and environment considerations. Many political and regulatory authorities, along with certain financing sources and well-funded environmental activist groups, are devoting substantial resources and efforts to minimize or eliminate the use of oil and natural gas as a source of electricity, domestically and internationally, thereby reducing the demand and pricing for ancillary services and potentially materially and adversely impacting our future financial results, liquidity, ability to raise capital and growth prospects.
Climate issues continue to attract public and scientific attention, and increasing government attention is being paid to global climate issues and to emissions of greenhouse gas (“GHGs”), including emissions of carbon dioxide from oil and natural gas combustion. Concerns about the environmental impacts of the oil and natural gas industry, including impacts on global climate issues, are resulting in increased regulation of GHG emissions, unfavorable lending policies toward the financing of the oil and natural gas operations and divestment efforts affecting the investment community, which could adversely affect demand for our services. In addition, increasing attention to the risks of climate change has resulted in an increased possibility of lawsuits brought by public and private entities against oil and natural gas operators. If any of our customers are targeted by any such litigation and incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to our causation of or contribution to the asserted damage or to other mitigating factors, demand for our services could be adversely effected.
A loss of one or more significant customers could materially or adversely affect our results of operations.
We expect to continue to depend on key customers to support our revenues for the foreseeable future. During times when the oil and natural gas markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our services. Our five largest customers for the three months ended March 31, 2021 the year ended December 31, 2020 represented approximately 78% and 79% of our revenues, respectively. The loss of key customers, failure to renew contracts upon expiration, or a sustained decrease in demand by key customers could result in a substantial loss of revenues and could have a material and adverse effect on our consolidated results of operations.
Our lack of diversification increases the risk of an investment in us and we are vulnerable to risks associated with operating primarily in one geographic area.
All of our operations are in the Permian Basin in Texas and New Mexico, making us vulnerable to risks associated with operating in one geographic area. Due to the concentrated nature of our business activities, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that are more diversified. In particular, we may be disproportionately exposed to the impact of regional supply and demand factors, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, water shortages or other drought related conditions. Such delays or interruptions could have a material adverse effect on our financial condition, results of operations and cash flows.
Seasonal weather conditions and natural or man-made disasters could severely disrupt normal operations and have an adverse effect on our business, financial position and results of operations.
We operate in the Permian Basin which may be adversely affected by seasonal weather conditions and natural or man-made disasters. During periods of heavy snow, ice, rain or extreme weather conditions such as high winds and tornados or after other natural disasters such as earthquakes or wildfires, we may be unable to access our assets and our facilities may be damaged, thereby reducing our ability to provide services and generate revenues. In addition, hurricanes or other severe weather in the Gulf Coast region could seriously disrupt the supply of products and cause serious shortages in various areas, including the areas in which we operate. Such disruptions could potentially have a material adverse impact on our business, consolidated financial position, results of operations and cash flows.
We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.
We have historically entered into a number of transactions with related parties. In particular, we have entered into a water gathering and handling agreement with ConocoPhillips, which upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares) will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing

approximately    % of our combined economic interest and voting power), and certain of the Board members of Solaris LLC are affiliated with ConocoPhillips. Related party transactions create the possibility of conflicts of interest with regard to our management. Such a conflict could cause an individual in our management to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition. While the indenture that will govern the notes hereby will impose restrictions on our ability to transact with ConocoPhillips, those restrictions are subject to significant exceptions.
The default by customers and counterparties could adversely affect our business, financial condition, and results of operations.
The deterioration in the financial condition of one or more of our significant customers or counterparties could result in their failure to perform under the terms of their agreement with us or default in the payment owed to us. Our customers and counterparties include crude oil and natural gas producers, equipment suppliers and groundwater suppliers whose creditworthiness may be suddenly and disparately impacted by, among other factors, commodity price volatility, deteriorating energy market conditions, and public and regulatory opposition to energy producing activities. Additionally, we depend on a limited number of customers for a significant portion of our revenues. In 2020, approximately 79% of our total consolidated revenues was generated from five of our customers. The concentration of credit risk may be affected by changes in economic or other conditions within our industry and may accordingly affect our overall credit risk. While we have credit approval procedures and policies in place, we are unable to completely eliminate the performance and credit risk to us associated with doing business with these parties. In a low commodity price environment, certain of our customers have been or could be negatively impacted, causing them significant economic stress resulting, in some cases, in a customer bankruptcy filing or an effort to renegotiate our contracts. The deterioration in the creditworthiness of our customers and the resulting increase in nonpayment and/or nonperformance by them could cause us to write down or write off accounts receivables or tangible and intangible assets. Such write-downs or write-offs could negatively affect our operating results in the periods in which they occur, and, if significant, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. To the extent one or more of our key customers commences bankruptcy proceedings, our contracts with the customers may be subject to rejection under applicable provisions of the United States Bankruptcy Code or, if we so agree, may be renegotiated. Further, during any such bankruptcy proceeding, prior to assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for our services less than contractually required, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. The resolution of our outstanding claims against such a customer or counterparty is dependent on the terms of the plan of reorganization but may include our claims being converted to equity in the reorganized entity and in addition to impacting our business, financial condition and results of operations could require us to incur impairment charges against the associated assets or the write down of our goodwill.
Volumes of crude oil recovered during the produced water treatment process can vary. Any significant reduction in residual crude oil content in produced water we treat will affect our recovery of crude oil and, therefore, our profitability.
A portion of our profitability in our Produced Water Handling business is generated from the sale of crude oil that we recover when processing produced water. Our ability to recover sufficient volumes of crude oil is dependent upon the residual crude oil content in the produced water we treat, which is, among other things, a function of water temperature. Generally, where water temperature is higher, residual crude oil content is lower. Thus, our crude oil recovery during the winter season is substantially higher than our recovery during the summer season. Additionally, residual crude oil content will decrease, if, among other things, producers begin recovering higher levels of crude oil in produced water prior to delivering such water to us for treatment. Any reduction in residual crude oil content in the produced water we treat could affect our profitability.
We may not be able to keep pace with technological developments in our industry.
The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at substantial cost. In addition, other water companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition, results of operations and cash flows could be adversely affected.
We may be required to take write-downs of the carrying values of our long-lived assets and finite-lived intangible assets.
We evaluate our long-lived assets, such as property and equipment, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and finite-lived intangible assets.
We may be required to take a write-down of the carrying value of goodwill.
We conduct our annual goodwill impairment assessment during the fourth quarter of each year, or more frequently if an event or circumstance indicates that the carrying value of a reporting unit may exceed the fair value. When possible impairment is indicated, we value the implied goodwill to compare it with the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded. The fair value of goodwill is based on estimates and assumptions applied by us such as revenue growth rates, operating margins, weighted average costs of capital, market multiples, and future market conditions and as affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and gas companies, our financial performance and trends, and our strategies and business plans, among others. As a result of this annual impairment assessment, we may be required to write down the carrying value of goodwill.
We previously identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.
Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We identified a material weaknesses in our internal control over financial reporting as of December 31, 2020 caused by the misapplication of accounting principles related to the estimate of amortization in connection with our intangibles. We have taken steps to remediate this material weakness and have implemented additional controls around identifying and determining the appropriate amount of amortization to record in connection with intangible assets. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected on a timely basis.
We can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to design, implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations. Please see “—Risks Related to this Offering and Our Class A Common Stock—The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.”
Our debt instruments have restrictive covenants that could limit our financial flexibility.
Our Credit Facility and the indenture that governs our notes contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our ability to borrow under our Credit Facility is subject to compliance with certain financial covenants, including leverage and interest coverage ratios. Our Credit Facility and the indenture that governs the notes include other restrictions that, among other things:
•	limit our ability to incur indebtedness;
•	grant liens;
•	engage in mergers, consolidations and liquidations;
•	make asset dispositions, restricted payments and investments;
•	enter into transactions with affiliates; and
•	amend, modify or prepay certain indebtedness.
Our business plan and our compliance with these covenants are based on a number of assumptions, the most important of which is relatively stable oil and gas production, including our customers’ planned development and production activity remaining consistent with their communications with us, relatively predictable costs for our capital improvements, a materially consistent legal and regulatory environment, and increased demand for recycled water along with margin improvements. The significant deterioration of oil and gas production or our customers’ development activity from current levels, higher capital expenditures or reduced recycling and higher operating costs could lead to lower revenues, cash flows and earnings, which in turn could lead to a default under certain financial covenants contained in the Credit Facility. Our leverage may also make our results of operations more susceptible to adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and may place us at a competitive disadvantage as compared to our competitors that have less debt. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements.”
Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debts. We may not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding indebtedness. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
Our leverage may limit our ability to borrow additional funds, comply with the terms of our indebtedness or capitalize on business opportunities.
Our leverage may adversely affect our ability to fund future working capital, capital expenditures and other general corporate requirements, future acquisitions, construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness. Other companies with which we compete may have greater liquidity, more unencumbered assets, less indebtedness, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, longer-standing relationships with customers, greater potential for profitability from retail sales or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do.
Constructing and maintaining water infrastructure used in the oil and gas industry requires significant capital. We may require additional capital in the future to develop and construct water handling, sourcing, transfer and other related infrastructure to execute our growth strategy. For the years ended December 31, 2020 and 2019, we incurred on an accrual basis $108.0 million and $191.0 million, respectively, in capital expenditures (excluding expenditures connected with business combinations). Historically, we have financed these investments through cash flows from operations, external borrowings and equity capital contributions. These sources of capital may not be available to us in the future. The inability to obtain additional financing to operate our business or capitalize on business opportunities, whether because of the restrictions set forth above or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.
Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.
Our business is difficult to evaluate because we have a limited operating history.
We were formed in May 2021 and do not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC, which was formed in November 2015. Except as expressly noted otherwise, our historical financial information and operational data described in this prospectus is that of Solaris LLC and its consolidated subsidiaries. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance.
Risks Related to Our Legal and Regulatory Environment
Restrictions on the ability to procure water or changes in water sourcing requirements could decrease the demand for our services.
Our business includes water transfer for use in our customers’ oil and gas E&P activities. Our access to the water we supply may be limited due to reasons such as prolonged drought or our inability to acquire or maintain water sourcing permits or other rights. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states require E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. Any such decrease in the availability of water, or demand for water services, could adversely affect our business and results of operations.
Legislation or regulatory initiatives intended to address seismic activity could restrict our ability to recycle or handle produced water gathered from our E&P customers and, accordingly, could have a material adverse effect on our business.
We recycle or handle produced water gathered from oil and gas producing customers that result from their drilling and production operations. We operate pursuant to permits issued to us primarily by state oil and gas authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent permitting or operating constraints or new monitoring and reporting requirements owing to, among other things, concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events in the U.S. near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities. Developing research suggests that the link between seismic activity and saltwater disposal may vary by region and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified Texas and New Mexico as being among the states with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and natural gas extraction. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells to assess any relationship between seismicity and the use of such wells. For example, the Texas Railroad Commission adopted new rules governing the permitting or re-permitting of wells used to dispose of produced water and other fluids resulting from the production of oil and natural gas in order to address these seismic activity concerns within the state. Among other things, these rules require companies seeking permits for disposal wells to provide seismic activity data in permit applications, provide for more frequent monitoring and reporting for certain wells and allow the state to modify, suspend or terminate permits on grounds that a disposal well is likely to be, or determined to be, causing seismic activity. States may issue orders to temporarily shut down or to curtail the injection depth of existing wells in the vicinity of seismic events. Increased regulation and attention given to induced seismicity could also lead to greater opposition, including litigation to limit or prohibit oil and natural gas activities utilizing injection wells for produced water disposal.
Additional consequences of this seismic activity are lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells. Increased regulation and attention given to induced seismicity could lead to greater opposition to oil and gas activities utilizing injection wells for waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to recycle or handle produced water gathered from our customers by limiting, volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.
In the future we may face increased obligations relating to the closing of our produced water handling facilities and may be required to provide an increased level of financial assurance to guaranty the appropriate closure activities occur for a produced water facility.
Obtaining a permit to own or operate produced water handling facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address clean-up and closure obligations. As we acquire additional produced water handling facilities or construct additional produced water handling facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing produced water handling facilities. We have accrued approximately $5.5 million of asset retirement obligations related to our future closure obligations of our produced water handling facilities as of March 31, 2021. Moreover, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing produced water handling facilities and additional environmental remediation requirements. The obligation to satisfy increased regulatory requirements associated with our produced water handling facilities could result in an increase of our operating costs and have a material adverse effect on our business, financial position and results of operations.
Our sales of groundwater and our gathering, handling and recycling of produced water expose us to potential regulatory risks.
There are unique risks associated with recycling and/or handling produced water and the legal requirements related to handling produced water, or the disposal of produced water into a non-producing geologic formation by means of underground injection wells, are subject to change based on concerns of the public or governmental authorities. There remains substantial uncertainty regarding the disposal of produced water by means of underground injection wells, which could result in substantial additional liabilities or costs to us that cannot be predicted. These include liabilities related to the handling, treatment, storage, disposal, transport, release and use of radioactive materials, which could be in produced water received from our oil and nature gas producer customers, and uncertainties regarding the ultimate, and potential exposure to, technical and financial risks associated with modifying or decommissioning produced water handling facilities. Federal or state regulatory agencies could require the shutdown of produced water handling facilities for safety reasons or refuse to permit restart of any facility after unplanned or planned outages. New or amended safety and regulatory requirements may give rise to additional operation and maintenance costs and capital expenditures. Additionally, aging equipment may require more capital expenditures to keep each of these produced water handling facilities operating efficiently or in compliance with applicable laws and regulations. This equipment is also likely to require periodic upgrading and improvement in order to maintain compliance and probability. Although the safety record of produced water handling generally has been very good, accidents and other unforeseen problems have occurred. The consequences of a major incident could be severe and include loss of life and property damage. Any resulting liability from a major environmental or catastrophic incident could exceed our resources, including insurance coverage.
Fuel conservation measures could reduce demand for oil and natural gas which would, in turn, reduce the demand for our services.
Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.
We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.
We operate with most of our customers under water gathering agreements and endeavor to allocate potential liabilities and risks between the parties in these agreements. Generally, under our water gathering agreements, including those relating to our services, we assume responsibility for, including control and removal of, pollution or contamination which originates above the surface and from our equipment or services. Our customers generally assume responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our operations, their employees are injured or their properties are damaged by such operations unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into a water gathering agreement with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operations.
Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.
Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business and stay current on constantly changing rules, regulations, training and laws. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to engage third-party services. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Further, our ability to attract new customers may be impaired if they elect not to purchase our third-party services because they view our safety record as unacceptable. In addition, it is possible that we will experience numerous or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or add inexperienced personnel.
We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.
Our operations and the operations of our customers are subject to federal, state and local laws and regulations in the U.S. relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the disposal of waste and other materials. These laws and regulations may impose numerous obligations on our operations and the operations of our customers, including the acquisition of permits to take fresh water from surface and underground sources, construct pipelines or containment facilities, drill wells or conduct other regulated activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our facilities or from customer locations where we are providing services, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in the impairment or cancellation of operations, assessment of sanctions, including administrative, civil and criminal penalties, injunctions, reputational damage, the imposition of investigatory, remedial, and corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects; and the issuance of injunctions restricting or prohibiting some or all of our activities in a particular area.
Our business activities present risks of incurring significant environmental regulatory compliance costs and liabilities, including costs and liabilities resulting from our handling of byproducts of the oil and natural gas production process, because of air emissions and produced water discharges related to our operations. Our businesses include the operation of recycling facilities and oilfield waste disposal injection wells that pose risks of environmental liability, including leakage or accidental spills from the wells to surface or subsurface soils, surface water or groundwater. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for recycling or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict and/or joint and several liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions (such as environmental contamination) caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, results of operations and financial condition.
Over time, laws and regulations protecting the environment generally have the tendency to become more stringent, potentially leading to material increases in costs for future environmental compliance and remediation. The adoption of any new laws or regulations, amendment of existing laws and regulations, changes in interpretation of legal requirements or increased enforcement could restrict, delay or cancel exploratory or developmental drilling for oil and gas and could limit well servicing opportunities. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.
Climate change legislation, laws and regulations restricting emissions of greenhouse gases or prohibiting, restricting, or delaying oil and gas development on public lands, or legal or other action taken by public or private entities related to climate change could force our customers to incur increased capital and operating costs and could have a material adverse effect on our financial condition, results of operations and cash flows, as well as our reputation.
In December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA. For more information on GHG regulation, please read “Business—Regulation—Environmental and Occupational Safety and Health Matters.”
While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce emissions of GHGs in recent years. In the absence of Congressional action, many states have established rules aimed at reducing or tracking GHG emissions, including GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and natural gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.
In January 2021, President Biden issued an executive order that established an Interagency Working Group on the Social Cost of Greenhouse Gases (“Working Group”), which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Final recommendations from the Working Group are due no later than January 2022. The Working Group published an interim updated technical guidance document in February 2021 which set interim cost values for the applicable greenhouse gas emissions. President Biden issued another executive order in January 2021 focused specifically on addressing climate change (the 2021 Climate Change Executive Order). Among other things, the 2021 Climate Change Executive Order directed the Secretary of the Interior to pause new oil and natural gas leasing on public lands or in offshore waters pending completion of a comprehensive review of the federal permitting and leasing practices, consider whether to adjust royalties associated with coal, oil, and gas resources extracted from public lands and offshore waters, or take other appropriate action, to account for corresponding climate costs. The 2021 Climate Change Executive Order also directs the federal government to identify “fossil fuel subsidies” to take steps to ensure that, to the extent consistent with applicable law, federal funding is not directly subsidizing fossil fuels.
In February 2021, the United States rejoined the Paris Agreement, and in the future, the United States may also choose to adhere to other international agreements targeting GHG reductions. President Biden updated the United States’ nationally determined contribution under the Paris Agreement by setting a target for the United States to reduce its greenhouse gas emissions by 50-52% from 2005 levels by 2030, and is likely to further take executive action or support legislation in furtherance of achieving these GHG emissions goals. The adoption of legislation or regulatory programs or other government action to reduce emissions of GHGs or restrict, delay or prohibit oil and gas development on public lands could require our customers and us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements, or prevent us from conducting operations in certain areas. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and gas our customers produce. These risks are likely to be enhanced with President Biden taking office and Democrats gaining control of Congress. Please read “Business—Regulation—Environmental and Occupational Safety and Health Matters.” Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition, results of operations and cash flows.
In addition, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If such climactic events were to occur more frequently or with greater intensity, our customers’ exploration and development activities could be adversely affected, as these events could cause a loss of production from temporary cessation of activity or damaged facilities and equipment. If any such events were to occur, they could have an adverse effect on the demand for our services and our financial condition, results of operations and cash flows. For a more complete discussion of environmental laws and regulations intended to address climate change and their impact on our business and operations, please read “Business—Regulation—Environmental and Occupational Safety and Health Matters.”
There have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds, as well as other stakeholders, promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could reduce the demand for our services and interfere with our customers’ business activities and operations.
A portion of our customers’ oil and gas leases are granted by the federal government. To the extent such leases are suspended or terminated, or we or our customers are unable to obtain permits or right-of-way grants required for operations on such leases, our operations could be materially affected.
A portion of our customers’ leases in New Mexico are granted by the federal government and administered by the Bureau of Land Management (“BLM”), a federal agency. Operations conducted by us and our customers on federal oil and gas leases must comply with numerous additional statutory and regulatory restrictions, including permitting obligations. In addition, the U.S. Department of the Interior (via various of its agencies, including the BLM and the Office of Natural Resources Revenue) has certain authority over our activities on federal and tribal lands. These leases contain relatively standardized terms requiring compliance with detailed regulations. Under certain circumstances, the BLM may require operations on federal leases to be suspended or terminated, or may deny permits or right-of-way grants required for operations on such leases. Any such suspension or termination, or inability to obtain required permits or right-of-way grants, could materially and adversely affect our interests.
Federal state and local legislation and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs and additional operating restrictions, delays or cancellations in the drilling and completion of oil and gas wells that may reduce demand for our services and could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.
We do not conduct hydraulic fracturing operations, but many of our customers’ crude oil and natural gas production operations require hydraulic fracturing as part of the well completion process. Hydraulic fracturing involves the injection of water, sand or other propping agents and chemicals under pressure into rock formations to stimulate oil and gas production. The EPA released the final results of its comprehensive research study on the potential adverse impacts that hydraulic fracturing may have on drinking water resources in December 2016. The EPA concluded that hydraulic fracturing activities can impact drinking water resources under some circumstances, including large volume spills and inadequate mechanical integrity of wells. The results of the EPA’s study could spur action towards federal legislation and regulation of hydraulic fracturing or similar production operations. In past sessions, Congress has considered, but did not pass, legislation to amend the SDWA to remove the SDWA’s exemption granted to most hydraulic fracturing operations (other than operations using fluids containing diesel) and to require reporting and disclosure of chemicals used by oil and gas companies in the hydraulic fracturing process. The EPA has issued SDWA permitting guidance for hydraulic fracturing operations involving the use of diesel fuel in fracturing fluids in those states where the EPA is the permitting authority. The EPA has also issued final regulations under the CAA establishing performance standards for new and modified sources in the oil and gas sector, including standards for the capture of VOCs released during hydraulic fracturing; and final rules in June 2016 to prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. The Trump Administration’s rescission of the federal BLM’s rules regarding wellbore integrity and handling of flowback water, on the other hand, is currently under judicial review. In addition, Congress has not adopted legislation to provide for federal regulation of hydraulic fracturing; however, President Biden could seek to pursue legislative, regulatory or executive initiatives that restrict hydraulic fracturing activities on federal lands.
In addition, a number of states and local regulatory authorities and federal politicians are considering or have implemented more stringent regulatory requirements applicable to hydraulic fracturing, including bans/moratoria on drilling that effectively prohibit further production of oil and gas through the use of hydraulic fracturing or similar operations. Texas has adopted regulations that require the disclosure of information regarding the substances used in the hydraulic fracturing process, and the Texas Railroad Commission has also adopted rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. Moreover, the legal requirements related to the disposal of produced water into a non-producing geologic formation by means of underground injection wells are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. In light of concerns about seismic activity being triggered by the injection of produced waters into underground wells, Texas regulators have asserted regulatory authority to limit injection activities in certain wells in an effort to reduce seismic activity. A 2015 U.S. Geological Survey report identified areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction. Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by us. Increased regulation and attention given to induced seismicity could also lead to greater opposition, including litigation to limit or prohibit oil, natural gas and natural gas liquids activities utilizing injection wells for produced water disposal.
The adoption of new laws or regulations imposing reporting or operational obligations on, or otherwise limiting or prohibiting, the hydraulic fracturing process could make it more difficult for our customers to complete oil and gas wells in unconventional plays. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, hydraulic fracturing activities could become subject to additional permitting requirements, and also to attendant permitting delays and potential increases in cost, which could adversely affect the demand for our services and results of operations. These risks are likely to be enhanced with President Biden taking office and Democrats gaining control of Congress.
Restrictions on drilling and related activities intended to protect certain species of wildlife or their habitat may adversely affect our customers’ ability to conduct drilling and related activities in some of the areas where we operate.
Various federal and state statutes prohibit certain actions that harm endangered or threatened species and their habitats, migratory birds, wetlands and natural resources. These statutes include the Endangered Species Act (“ESA”), the Migratory Bird Treaty Act, the Bald and Golden Eagle Protection Act, the Clean Water Act, CERCLA and the OPA. The U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas that it believes are necessary for survival of threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to federal land use and private land use and could delay or prohibit our customers’ land access or oil and gas development. If adverse impact to species or damages to wetlands, habitat or natural resources occur or may occur as result of our or our customers’ activities, government entities or, at times, private parties may act to prevent such activities or seek damages for harm to species, habitat or natural resources resulting from our activities or our customers’ drilling, construction or releases of oil, wastes, hazardous substances or other regulated materials, which could reduce the demand for our services.
For example, there have been repeated calls for the U.S. Fish and Wildlife Service (“USFWS”) to list the dunes sagebrush lizard, which is found only in the active and semi-stable shinnery oak dunes of southeastern

New Mexico and adjacent portions of Texas, including areas where we operate. Similar calls have been made for the lesser prairie chicken, which can also be found in areas where we operate and was a candidate species for listing under the ESA by the USFWS for many years. However, in June 2012, the USFWS declined to list the dunes sagebrush lizard as endangered under the ESA in part due to oil and gas operators and private landowners in the Permian Basin entering into Candidate Conservation Agreements, whereby parties voluntarily agree to implement mitigation measures, such as habitat avoidance or time and manner operating restrictions so as not to adversely impact the dunes sagebrush lizard habitat. Recently, there have been renewed calls to review protections currently in place for the dunes sagebrush lizard and, in October 2019, environmental groups filed a lawsuit against the USFWS to compel the agency to list the species under the ESA. Environmental groups filed a similar lawsuit in June 2019 for the USFWS’ alleged failure to act on a petition to list the lesser prairie chicken. As a result of settlements in these suits, the USFWS agreed to act on the petition to list the dunes sagebrush lizard by June 30, 2020. On July 16, 2020, the USFWS issued its finding that substantial scientific or commercial information exists to suggest that listing of the dunes sagebrush lizard may be warranted under the ESA, and initiated its twelve-month review. The USFWS also agreed to decide by May 26, 2021 whether to list the lesser prairie chicken under the ESA. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.
Delays or restrictions in obtaining or renewing permits by us for our operations or by our customers for their operations could impair our business.
Our operations and the operations of our oil and gas producing customers typically require that we and our customers obtain and maintain a number of permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, construct impoundments tanks, and construct and operate pipelines, handling facilities and recycling facilities. Many of these permits require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. As of May 1, 2021, we had permits for (i) 246 miles of pipelines, (ii) 46 produced water handling facilities and (iii) three recycling facilities that, in each case, have not been constructed. We may not be able to achieve commercial operations on any particular permitted site. A decision by a governmental agency to deny or delay the renewal of any of these permits or other approval, or to revoke or substantially modify an existing permit or other approval, could adversely affect our ability to initiate or complete construction of any of these pipelines or facilities and we can provide no assurance that we will complete these projects on schedule, or at all. Additionally, these permits were issued pursuant to existing laws and regulations that are subject to change, which could result in the imposition of more stringent requirements and impair our ability to initiate or complete the construction of these pipelines and facilities.
In addition, some of our customers’ drilling and completion activities in the U.S. may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Therefore, our customers’ operations in certain areas of the U.S. may be interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations in support of those customers.
Risks Related to this Offering and Our Class A Common Stock
The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), related regulations of the SEC and the requirements of the NYSE or the Nasdaq, as applicable, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;
•	comply with rules promulgated by the NYSE or the Nasdaq, as applicable;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.
Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ending December 31, 2022, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2026. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.
Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements if adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.
Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.
The following factors could affect our stock price:
•	quarterly variations in our financial and operating results;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	strategic actions by our competitors;
•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•	speculation in the press or investment community;
•	the failure of research analysts to cover our Class A common stock;
•	sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;
•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	actions by our stockholders;
•	general market conditions, including fluctuations in commodity prices;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; and
•	the realization of any risks described under this “Risk Factors” section.
The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Existing Owners will own 100.0% of our Class B common stock and a    % interest in Solaris LLC (representing    % of our combined economic interest and voting power) of which, (i) ConocoPhillips will own approximately    % of our Class B common stock

and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power), (ii) Trilantic will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power) and (iii) Yorktown will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power).
Although the Existing Owners are entitled to act separately in their own respective interests with respect to their ownership in us, if the Existing Owners choose to act in concert, they will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.
So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, certain of our Existing Owners, including    , and their respective affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such Existing Owners and their respective affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with controlling stockholders.
Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.
Certain of our directors hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”
Certain Designated Parties are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.
Our governing documents will provide that     and our directors who are not also our officers], and their respective portfolio investments and affiliates (collectively, the “Designated Parties”) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us.
In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:
•	permit such Designated Parties to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•
provide that if such Designated Parties, or any employee, partner, member, manager, officer or director of such Designated Parties who is also one of our directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The Designated Parties may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue.
Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.
Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:
•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;
•
providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•
permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•
permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•
requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;
•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and
•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
Investors in this offering will experience immediate and substantial dilution of $    per share.
Based on an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $    per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2021 after giving effect to this offering would be $    per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”
We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.
We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.
Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We may sell additional shares of our Class A common stock in subsequent offerings. In addition, subject to certain limitations and exceptions, the Existing Owners may redeem their Solaris LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. After the completion of this offering, we will have     outstanding shares of Class A common stock and     outstanding shares of Class B common stock. This number includes     shares of Class A common stock that we are selling in this offering but does not include the     shares of Class A common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own     shares of Class B common stock, representing approximately    % (or    % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of     shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.
We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, all of our directors and executive officers, and certain of the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.
We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.
The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of entities such as limited liability companies that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although it is uncertain how these rules will be implemented, it is possible that they could result in Solaris LLC (or any of its applicable subsidiaries or other entities in which Solaris LLC directly or indirectly invests that are treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a member of Solaris LLC (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes could similarly result in Solaris LLC (or any of its applicable subsidiaries or other entities in which Solaris LLC directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.
Under certain circumstances, Solaris LLC or an entity in which Solaris LLC directly or indirectly invests may be eligible to make an election to cause members of Solaris LLC (or such other entity) to take into account the amount of any understatement, including any interest and penalties, in accordance with such member’s share in Solaris LLC in the year under audit. We will decide whether or not to cause Solaris LLC to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which Solaris LLC directly or indirectly invests, such decision may be outside of our control. If Solaris LLC or an entity in which Solaris LLC directly or indirectly invests does not make this election, the then-current members of Solaris LLC (including Solaris Inc.) could economically bear the burden of the understatement.
If Solaris LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Solaris Inc. and Solaris LLC might be subject to potentially significant tax inefficiencies.
We intend to operate such that Solaris LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is an entity like a limited liability company treated as a partnership for tax purposes and the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Solaris LLC units pursuant to certain transfers of Solaris LLC units could cause

Solaris LLC to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.
If Solaris LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Solaris Inc. and Solaris LLC, including as a result of Solaris Inc.’s inability to file a consolidated U.S. federal income tax return with Solaris LLC.
Solaris Inc. depends on distributions from Solaris LLC to pay any dividends, if declared, taxes and other expenses.
Solaris Inc. is a holding company and its only business is to act as the managing member of Solaris LLC. Solaris Inc. does not have any independent means of generating revenue. We anticipate that Solaris LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax, except as otherwise described above regarding partnership audit rules. Instead, taxable income will be allocated to the members of Solaris LLC. Accordingly, Solaris Inc. will be required to pay income taxes on its allocable share of any net taxable income of Solaris LLC. We intend to cause Solaris LLC to make distributions to each of its members, including Solaris Inc., in an amount intended to enable each member to pay certain applicable taxes. In addition, Solaris LLC will reimburse Solaris Inc. for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Solaris Inc. shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members. To the extent that Solaris Inc. needs funds, and Solaris LLC is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect Solaris Inc.’s ability to pay dividends and taxes and other expenses and affect our liquidity and financial condition.
The IRS might challenge the tax basis step-ups and other tax benefits we received in connection with our IPO and the related transactions and in connection with future acquisitions of Solaris LLC units.
Solaris LLC units held directly by the members of Solaris LLC other than Solaris Inc., including members of our senior leadership team, may in the future be exchanged for shares of our Class A common stock or, at our election, cash. Similar to our initial purchase of Solaris LLC units, those exchanges may also result in increases in the tax basis of the assets of Solaris LLC that otherwise would not have been available. These increases in tax basis are expected to increase (for tax purposes) Solaris Inc.’s depreciation and amortization and, together with other tax benefits, reduce the amount of tax that Solaris Inc. would otherwise be required to pay, although it is possible that the IRS might challenge all or part of that tax basis increases or other tax benefits, and a court might sustain such a challenge. Solaris Inc.’s ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income.
In certain circumstances, Solaris LLC will be required to make distributions to us and the other members of Solaris LLC, and the distributions that Solaris LLC will be required to make may be substantial.
Solaris LLC is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to members, including Solaris Inc. Pursuant to the Solaris LLC operating agreement, Solaris LLC will make tax distributions to its members, including Solaris Inc., which generally will be pro rata based on the ownership of Solaris LLC units, calculated using an assumed tax rate, to help each of the members to pay taxes on that member’s allocable share of Solaris LLC’s net taxable income.
Funds used by Solaris LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions Solaris LLC will be required to make may be substantial, and may significantly exceed (as a percentage of Solaris LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.
We may receive distributions significantly in excess of our tax liabilities. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.

We may be required to fund withholding tax upon certain exchanges of Class B units into shares of Class A common stock by non-U.S. holders.
In the event of a transfer by a non-U.S. transferor of an interest in an entity like a limited liability company treated as a partnership for tax purposes and that is engaged in a U.S. trade or business, the transferee generally must withhold tax in an amount equal to ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer absent an exception. Holders of Class B units may include non-U.S. holders. The members holding Class B units in Solaris LLC generally will be entitled to exchange such Class B units for shares of Class A common stock on a one-for-one basis or, at our election, for cash. To the extent withholding is required and we elect to deliver shares of Class A common stock (rather than cash), we may not have sufficient cash to satisfy such withholding obligation, and, we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.
We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.
General Risk Factors
We may be adversely affected by uncertainty in the global financial markets and a worldwide economic downturn.
Our future results may be impacted by uncertainty caused by a worldwide economic downturn, continued volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers’ spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments. Additionally, credit market conditions may change, slowing our collection efforts as customers may experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense to us.
The current global economic environment may adversely impact our ability to issue debt. Any economic uncertainty may cause institutional investors to respond to their borrowers by increasing interest rates, enacting tighter lending standards or refusing to refinance existing debt upon its maturity or on terms similar to the expiring debt. Due to the above-listed factors, we cannot be certain that additional funding will be available if needed and, to the extent required, on acceptable terms.

The risk of terrorism and political unrest in various energy producing regions may adversely affect the economy and the price and availability of oil and natural gas.
The occurrence or threat of terrorist attacks in any of the major energy producing regions of the world or elsewhere, anti-terrorist efforts and other armed conflicts involving the U.S. or other countries, including continued hostilities in the Middle East, may adversely affect the U.S. and global economies and could result in disruptions in the supply of crude oil and natural gas. Such disruptions could have a material impact on both availability and price of oil and natural gas and could prevent us from meeting our financial and other obligations. Additionally, destructive forms of protest and opposition by extremists and other disruptions, including acts of sabotage or eco-terrorism, against oil and natural gas development and production activities could potentially result in personal injury to persons, damages to property, natural resources or the environment, or lead to extended interruptions of our or our customers’ operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.
We are subject to cybersecurity attacks on any of our facilities or those of third parties. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.
The oil and gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cybersecurity threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our financial results could also be adversely affected if an employee causes our systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our systems. In addition, dependence upon automated systems may further increase the risk related to operational system flaws, and employee tampering or manipulation of those systems will result in losses that are difficult to detect. Our systems for protecting against cybersecurity risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyber attacks may not be sufficient to cover all the losses we may experience as a result of such cyber attacks.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including, without limitation, statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “guidance,” “preliminary,” “project,” “estimate,” “expect,” “continue,” “intend,” “plan,” “believe,” “forecast,” “future,” “potential,” “may,” “possible,” “could” and variations of such words or similar expressions.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:
•
the severity and duration of world health events, including the novel coronavirus (“COVID-19”) pandemic, which has caused reduced demand for oil and natural gas, economic slowdowns, governmental actions, stay-at-home orders, and interruptions to our operations or our exploration and production (“E&P”) customers’ operations;

•
operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of our employees, remote work arrangements, performance of contracts and supply chain disruptions;

•	the potential deterioration of our customers’ financial condition, including defaults resulting from actual or potential insolvencies;
•
the level of capital spending and development by oil and gas companies, including significant recent reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and dramatically reduced demand;

•
the impact of current and future laws, rulings and federal and state governmental regulations, including those related to hydraulic fracturing, accessing water, handling of produced water, carbon pricing, taxation or emissions, drilling and right-of-way access on federal lands and various other matters;

•	the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;
•	our reliance on a limited number of customers and a particular region for substantially all of our revenues;
•	our ability to successfully implement our business plan;
•	regional impacts to our business, including our infrastructure assets within the Delaware Basin and Midland Basin formations of the Permian Basin;
•	our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;
•	our ability to renew or replace expiring contracts on acceptable terms;
•	our ability to comply with covenants contained in our debt instruments;
•	changes in general economic conditions and commodity prices;
•	our customers’ ability to complete and produce new wells;
•	risks related to acquisitions and organic growth projects, including our ability to realize their expected benefits;
•
capacity constraints on regional oil, natural gas and water gathering, processing and pipeline systems that result in a slowdown or delay in drilling and completion activity, and thus a slowdown or delay in the demand for our services;

•	our ability to retain key management and employees and to hire and retain skilled labor;
•	our health, safety and environmental performance;
•	the impact of competition on our operations;
•	the degree to which our E&P customers may elect to operate their water-management services in-house rather than outsource these services to companies like us;
•	delays or restrictions in obtaining, utilizing or maintaining permits by us or our customers;
•	constraints in supply or availability of equipment used in our business;
•	advances in technologies or practices that reduce the amount of water used or produced in the oil and gas production process, thereby reducing demand for our services;
•	changes in global political or economic conditions, generally, and in the markets we serve;
•	physical, electronic and cybersecurity breaches;
•	accidents, weather, seasonality or other events affecting our business;
•	the effects of litigation; and
•	plans, objectives, expectations and intentions contained in this report that are not historical.
Many of the factors that will determine our future results are beyond the ability of management to control or predict. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement.
Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The unprecedented nature of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of the foregoing events or factors. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

USE OF PROCEEDS
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us. Similarly, each increase or decrease of one million in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, assuming no change in the assumed initial public offering price of $    per share and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets. We intend to use $    million of the net proceeds from this offering to purchase newly issued Solaris LLC units, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.
We intend to use approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to acquire newly issued Class A units from Solaris LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds.
Additionally, we intend to cause Solaris LLC to use (i) approximately $    million of the net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization and (ii) the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY
We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.
Following the Reorganization and this offering, Solaris will be a holding company and its sole asset will be ownership of the Class A units of Solaris LLC, of which it will be the managing member. Subject to funds being legally available, we intend to cause Solaris LLC to make distributions to each of its members, including Solaris, in an amount intended to enable each member to pay certain applicable taxes, and non-pro rata payments to Solaris to reimburse it for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Solaris will receive a portion of its tax distribution (such portion determined based on the tax rate applicable to Solaris rather than the assumed tax rate on which tax distributions are generally based) before the other members receive any distribution and the balance, if any, of funds available for distribution will be distributed to the other members. Holders of our Class B common stock will not be entitled to dividends distributed by Solaris, but will share in the distributions made by Solaris LLC on a pro rata basis.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:
•	on an actual basis; and
•
on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the assumed initial offering price of $    per share (the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The table below should be read in conjunction with, and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
	As of March 31, 2021
(Dollars in thousands, except par values)	Actual	As Adjusted
Cash and cash equivalents	$21,185	$
Long-term debt:
Credit Facility(1)(2)	$297,000	$
Total long-term debt	$297,000	$
Mezzanine equity(1)	74,371
Members’/Stockholders’ equity:
Members’ equity	$636,742	$
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	—
Class B common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	—
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), shares authorized, no shares issued or outstanding (As Adjusted)	—
Additional paid-in capital	—
Accumulated deficit	—
Total members’/stockholders’ equity	$636,742	$
Noncontrolling interest	—
Total capitalization	$1,008,113	$
(1)	On April 1, 2021, we repaid the Credit Facility in full and redeemed all of our preferred units with a portion of the proceeds from our issuance of $400.0 million aggregate principal amount of notes.
(2)	Net of debt issuance costs.
The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, including     restricted shares of our Class A common stock expected to be issued in connection with this offering and     shares of Class A common stock issuable upon exercise of outstanding stock options.

DILUTION
Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of March 31, 2021 was approximately $    million, or $    per share of Class A common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis). After giving effect to the transactions described under “Corporate Reorganization” and the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2021 would have been approximately $    million, or $    per share. This represents an immediate increase in the net tangible book value of $    per share to our Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $    per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):
Initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2021 (after giving effect to our corporate reorganization)	$
Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share after giving further effect to this offering
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$
(1)
If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $    or $   , respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2021, the total number of shares of Class A common stock owned by our Existing Owners (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $   , calculated before deduction of estimated underwriting discounts and commissions.
	Shares Acquired(1)		Total Consideration(2)		Average Price Per Share
	Number	Percent	Number	Percent
Existing Owners		%		%	$
New investors in this offering		%		%	$
Total		100.0%		100.0%	$
(1)
If the underwriters exercise their option to purchase additional shares in full, our Existing Owners would own approximately    % and our new investors in this offering would own approximately    % of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $ (or %).
The data in the table excludes     shares of Class A common stock initially reserved for issuance under our long-term incentive plan, including the     restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with the financial statements and related notes included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our historical financial statements. This discussion includes forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements, except as required by law.
Our Predecessor and Solaris Inc.
Solaris Inc. was formed in May 2021 and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC. Solaris LLC was formed in November 2015. Following this offering and the transactions related thereto, Solaris Inc. will become a holding company whose sole material asset will consist of Solaris LLC Units. After the consummation of the transactions contemplated by this prospectus, Solaris Inc. will be the managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate the financial results of Solaris LLC and its subsidiaries.
Business Overview
We are an independent, environmentally-focused produced water infrastructure and produced water recycling company that provides sustainability-enhancing services to oil and natural gas operators. We build long-term value through the development, construction and operation of a leading produced water handling and recycling business. Our integrated systems provide high-capacity, comprehensive produced water management, recycling and supply solutions in core areas of the Permian Basin.
How We Generate Revenue
We manage our business through a single operating segment comprising two primary revenue streams, Produced Water Handling and Water Solutions. Our Produced Water Handling revenues are driven by the volumes of produced water we gather from our customers, and our Water Solutions revenues are driven by the quantities of recycled produced water and groundwater delivered to our customers to support their well completion operations. Under our contracts with our customers, we receive a fixed-fee per barrel of produced water received from our customers, which water is either handled or recycled, and a fixed fee per barrel of recycled water or groundwater sold to our customers. For the three months ended March 31, 2021 and the year ended December 31, 2020, approximately 17% and 21% of our Produced Water Handling revenues were attributable to minimum volume commitments and 74% and 71% were attributable to acreage dedications, respectively. We also earned approximately 9% and 8% of our Produced Water Handling revenues during the three months ended March 31, 2021 and the year ended December 31, 2020 from spot volumes from which we earn additional revenue to the extent we have excess capacity and our customers request offtake capacity.
Costs of Conducting Our Business
Operating Expenses
We incur operating costs primarily as a function of the number of barrels of water received, handled and treated. The major categories of operating costs are landowner royalties, power expenses for handling and treatment facilities, direct labor, chemicals for water treatment, water filtration expenses and repair and maintenance of facilities. We seek to minimize, to the extent appropriate for safe and reliable operations, expenses directly tied to operating and maintaining our assets.
General and Administrative Expenses
General and administrative expenses are costs incurred for overhead, including payroll and benefits for our corporate staff, costs of maintaining our offices, costs of managing our permitting operations, IT expenses, audit and other fees for professional services.

Public Company Costs
We expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with compliance under the Exchange Act, annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.
How We Evaluate Our Results of Operations
We use a variety of financial and operational metrics to evaluate our performance. These metrics help us identify factors and trends that impact our operating results, profitability and financial condition. The key metrics we use to evaluate our business are provided below.
Produced Water Handling Volumes
We continually pursue contracts to add additional volumes of produced water to maintain or increase throughput on our systems. These volumes are a primary revenue driver and serve as a water source for our Water Solutions business. Changes in produced water handling throughput are driven primarily through the level of production and pace of completions activity on our contracted acreage. We define Produced Water Handling Volumes as all produced water barrels received from customers and any deficiency barrels that are due under minimum volume commitment agreements.
Water Solutions Barrels Sold and Transferred
Our recycled water and groundwater sales are primarily driven by our customers’ completion activities. We continually work to gain market share and expand our customer base for recycled water and groundwater sales in the Permian Basin. Our access to significant produced water volumes gathered on our networks and the scale of our systems allow us to distribute recycled water for our customers’ completion activities in an efficient, cost-effective, and environmentally conscious manner. We define Water Solutions Barrels Sold and Transferred as the total of all recycled water and groundwater barrels that we have sold plus groundwater barrels transferred on behalf of third-parties.
Revenue
We analyze our revenue and assess our performance by comparing actual revenue to our internal projections and across periods. We examine revenue per barrel of water handled or sold to evaluate pricing trends and customer mix impacts. We also assess incremental changes in revenue compared to incremental changes in direct operating costs and selling, general and administrative expenses to identify potential areas for improvement, as well as to determine whether our performance is meeting our expectations.
The services related to produced water are fee-based arrangements and are based on the volume of water that flows through our systems and facilities. Revenues from produced water handling consist primarily of per barrel fees charged to our customers for the use of our systems and disposal services. For all of our produced water transfer and disposal contracts, revenue will be recognized over time utilizing the output method based on the volume of produced water accepted from the customer.
The sale of recycled produced water and groundwater are priced based on negotiated rates with the customer. For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time based on when control of the product is transferred to the purchaser or customer.
Adjusted Operating Margin and Adjusted Operating Margin per Barrel
Our Adjusted Operating Margin and Adjusted Operating Margin per Barrel are dependent upon the volume of produced water we gather and handle, the volume of recycled water and groundwater we sell, the fees we charge for such services, and the recurring operating expenses we incur to manage our systems. We define Adjusted Operating Margin as total revenues less operating expenses plus temporary power costs. We define Adjusted Operating Margin per Barrel as Adjusted Operating Margin divided by the total number of barrels handled or sold. Adjusted Operating Margin and Adjusted Operating Margin per Barrel are non-GAAP financial measures. Please read “Prospectus Summary—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.
In the past, we constructed assets in advance of permanent grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. We estimate that the incremental impact of these temporary power expenses was $2.7 million and $5.2 million for the three months ended March 31, 2021 and 2020, respectively, and $15.0 million and $15.6 million for the years ended December 31, 2020 and 2019, respectively. These estimates are calculated by taking temporary power and temporary rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first quarter of 2021, and we made significant progress in reducing these expenses. Temporary power costs represented approximately 5.7% of revenues for the three months ended March 31, 2021 compared to 11.3% of revenues for the three months ended March 31, 2020 and 8.7% of revenues for the year ended December 31, 2020 compared to 13.1% of revenues for the year ended December 31, 2019.
We expect our temporary power expenses will be substantially eliminated beginning in the third quarter of 2021. Our large, diverse and stable customer base now provides us with the lead time to request power loads earlier in the permitting stage of handling facility construction. Also, in 2020, significantly more operational in-basin power infrastructure was constructed, enhancing overall permanent power availability. As a result, we remove temporary power costs when calculating Adjusted Operating Margin to more accurately assess long-term profitability and cash flow.
We seek to maximize our Adjusted Operating Margin in part by minimizing, to the extent appropriate, expenses directly tied to operating our assets. Landowner royalties, utilities, direct labor costs, chemical costs, repair and maintenance costs, and contract services comprise the most significant portion of our expenses. The majority of our operating expenses are variable and as such generally fluctuate in proportion to throughput volumes.
Our Adjusted Operating Margin benefits from increased Water Solutions recycling sales. When produced water is recycled, we recognize cost savings from bypassed landowner royalties, reduced pumping costs, lower chemical treatment and filtration costs, and reduced power consumption. In 2021, we anticipate a significant increase in recycled produced water sales and the percentage of total produced water volumes that are recycled. As a result, we expect continuing margin improvement associated with recycling activity. Additionally, we expect to realize improved Adjusted Operating Margins from increased system utilization which spreads fixed costs across a larger revenue base.

Adjusted EBITDA
We use Adjusted EBITDA as a performance measure to assess the ability of our assets to generate cash sufficient to pay interest costs, support indebtedness and return capital to equity holders. Adjusted EBITDA is a non-GAAP financial measure. Please read “Prospectus Summary—Non-GAAP Financial Measures” for more information regarding this financial measure, including a reconciliation to its most directly comparable GAAP measure.
(Dollars in thousands)	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Statement of Operations Data:
Revenue:
Produced Water Handling	$39,737	$33,256	$141,659	$81,418
Water Solutions	6,452	13,191	29,813	37,375
Total revenues	46,189	46,447	171,472	118,793
Operating costs and expenses:
Operating	20,754	29,270	95,431	71,973
General and administrative	4,695	4,119	18,663	15,299
Depreciation, amortization and accretion	14,957	9,489	44,027	19,670
(Gain) loss on disposal of asset, net	44	—	133	(5,100)
Transaction costs	62	1,747	3,389	1,010
Abandoned projects	211	634	2,125	2,444
Total operating expenses	40,723	45,259	163,768	105,296
Operating income	5,466	1,188	7,704	13,497
Other expense:
Other expense	—	—	—	176
Interest expense	2,651	1,590	7,674	260
Total other expense	2,651	1,590	7,674	436
Income (loss) before taxes	2,815	(402)	30	13,061
Income tax expense	—	4	23	1
Net income (loss)	$2,815	$(406)	$7	$13,060
(Dollars in thousands, except per share and per barrel data)	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Pro Forma Statement of Operations Data
Pro forma net income (loss)(1)
Pro forma non-controlling interest(2)
Pro forma net income (loss) attributable to common stockholders(1)
Pro forma net income (loss) per share attributable to common stockholders(3)
Basic
Diluted
Pro forma weighted average shares outstanding
Basic
Diluted

(Dollars in thousands, except per share and per barrel data)	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$21,185	$20,768	$24,932	$7,083
Accounts receivable, net	21,607	31,880	22,457	33,523
Accounts receivable from affiliates	11,410	13,479	10,642	15,837
Total current assets	60,414	69,644	66,068	60,763
Total property, plant and equipment, net	635,152	538,564	618,188	481,790
Total assets	1,062,734	899,748	1,057,805	838,234
Total current liabilities	47,784	90,118	45,789	69,166
Long-term debt	297,000	260,000	297,000	220,000
Total liabilities	351,621	354,646	349,512	292,726
Total mezzanine equity	74,371	—	74,378	—
Total members’ equity	636,742	545,102	633,915	545,508
Consolidated Statements of Cash Flows Data:
Operating activities	$16,574	$24,574	$67,771	$4,149
Investing activities	(20,326)	(50,889)	(139,589)	(228,368)
Financing activities	5	40,000	89,667	223,959

Non-GAAP Measures
Net income (loss)	$2,815	$(406)	$7	$13,060
Interest expense, net	2,651	1,590	7,674	260
Income tax expense	—	4	23	1
Depreciation, amortization and accretion	14,957	9,489	44,027	19,670
Abandoned projects	211	634	2,125	2,444
Temporary power costs(4)	2,650	5,223	14,979	15,611
(Gain) loss on sale of assets, net(5)	44	—		(5,173)
Settled litigation(6)	—	157	1,482	316
Transaction costs(7)	62	1,747	3,389	1,010
Other(8)	—	—	190	—
Adjusted EBITDA	$23,390	$18,438	$73,896	$47,199
Total Revenue	$46,189	$46,447	$171,472	$118,793
Operating Expenses	$(20,754)	$(29,270)	$(95,431)	$(71,973)
Operating Margin	$25,435	$17,177	$76,041	$46,820
Operating Expenses per Barrel of Total Volumes Handled, Sold or Transferred	$0.29	$0.44	$0.38	$0.40
(1)
Pro forma net loss reflects a pro forma income tax benefit of $    million and $    million, respectively, for the three months ended March 31, 2021 and the year ended December 31, 2020, of which $    million and $    million, respectively, is associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(2)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(3)
Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the three months ended March 31, 2021 and the year ended December 31, 2020 excludes     shares and     shares, respectively, of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan.

(4)
In the past, we constructed assets in advance of grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. Temporary power costs are calculated by taking temporary power and rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first quarter of 2021 and we made significant progress in reducing these expenses. We expect our temporary power expenses will be substantially eliminated beginning in the third quarter of 2021.
(5)	Includes gains and losses on sale of assets.
(6)	Litigation is primarily related to a dispute regarding rights-of-way that we successfully settled in arbitration. Amount represents legal expenses solely related to this dispute.
(7)
Represents certain transaction expenses primarily related to certain advisory and legal expenses associated with a recapitalization process that was terminated in first quarter 2020 and the Concho Acquisitions (as defined herein).

(8)	Represents severance charges.
(Dollars in thousands, except per barrel data)	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Operating Metrics:
Produced Water Handling Volumes (kbwpd)	648	555	570	343
Recycled Produced Water Volumes Sold (kbwpd)	70	43	44	20
Groundwater Volumes Sold (kbwpd)	33	116	61	77
Groundwater Volumes Transferred (kbwpd)	55	11	11	49
Total Water Solutions Volumes Sold and Transferred (kbwpd)	158	170	116	146
Total Volumes Handled, Sold or Transferred (kbwpd)	806	725	686	489

Recycled Produced Water Volumes Sold (kbwpd)	70	43	44	20
Groundwater Volumes Sold (kbwpd)	33	116	61	77
Total Water Solutions Volumes Sold (kbwpd)	103	159	105	97

Produced Water Handling Revenue per Barrel	$0.68	$0.66	$0.68	$0.65
Water Solutions Revenue per Barrel	$0.45	$0.85	$0.70	$0.70
Revenue per Barrel of Total Volumes Handled, Sold or Transferred	$0.64	$0.70	$0.68	$0.67
Temporary Power Costs	$2,650	$5,223	$14,979	$15,611
Adjusted Operating Margin	$28,085	$22,400	$91,020	$62,431
Total Volumes Handled, Sold or Transferred (mmbw)	73	66	251	178
Adjusted Operating Margin per Barrel of Total Volumes Handled, Sold or Transferred	$0.39	$0.34	$0.36	$0.35
General Trends and Outlook
COVID-19 Pandemic
In March 2020, the World Health Organization categorized the outbreak of COVID-19 as a pandemic. The COVID-19 pandemic has led to significant economic disruption globally, including in the areas of the United States in which we operate. Governmental authorities took actions to limit the spread of COVID-19 through travel restrictions and stay-at-home orders, which caused many businesses to adjust, reduce or suspend activities. Concerns about global economic growth, as well as uncertainty regarding the timing, pace and extent of an economic recovery in the United States and abroad, have had a significant adverse impact on commodity prices and financial markets. COVID-19 cases in the United States have decreased from their highest levels and vaccines are being distributed, but additional uncertainty remains regarding the timing, pace and extent of an economic recovery in the United States.

Beginning in March 2020, we took action to protect the health and safety of our workers, while continuing to operate, and to maintain the safety and integrity of, our assets. Where possible, our employees have worked remotely to support our business. Where continuous remote work was not possible, we implemented strategies to reduce the likelihood of spreading the disease. In compliance with Center for Disease Control guidance, these strategies include requiring sick employees to stay home, implementing policies and practices for social distancing and wearing cloth face coverings, educating employees about steps they can take to protect themselves at work and at home, performing enhanced cleaning and disinfecting, limiting non-essential travel, and minimizing meetings and gatherings. In December 2020, we began to return some of those employees to the workplace who had been working remotely. As part of our return to work protocols, we implemented the same strategies described above to reduce the likelihood of spreading the disease. We have announced that our employees will return to the office on a full-time basis beginning on June 1, 2021 and we will continue to monitor workplace conditions and prioritize safety.
COVID-19 contributed to a significant downturn in oil and gas commodity prices and we experienced a corresponding drop in activity levels from our customers in the Permian Basin in 2020. We took action to reduce operating and general and administrative expenses while maintaining safe and reliable performance of our systems. We anticipate that these cost improvements are sustainable and will continue to benefit us in the future. We also expect a significant recovery in operator activity levels as the impact of COVID-19 diminishes and commodity prices continue to recover. However, we are unable to predict the future impact of COVID-19, and it is possible that such impact could be negative. For more information on the risks relating to COVID-19, please read “Risk Factors—Risks Related to our Business—Our business depends on capital spending by the oil and gas industry in the Permian Basin and reductions in capital spending as a result of the spread of COVID-19 or otherwise could have a material adverse effect on our liquidity, results of operations and financial condition.”
Market Dynamics
During the three months ended March 31, 2021, the average WTI spot price was $58.09 which rebounded from $39.16 for the year ended December 31, 2020. Low crude oil prices in 2020 along with oil pricing volatility driven by market dislocation, has been driven largely by decreased demand due to the COVID-19 pandemic, as well as increased utilization of existing storage capacity, which has resulted in many of our E&P customers being forced to shut-in production for some time period during 2020. Much of this shut-in production has since come back online. The spot price of WTI crude oil has continued to increase to $67.80 per barrel as of June 1, 2021. We believe that the activity levels of our customers will increase if commodity prices stabilize or improve along with macroeconomic indicators continuing to recover in 2021.
We believe there are several industry trends that continue to provide meaningful support for future growth. Our key customers are allocating significant capital to the Permian Basin and our contracted acreage. Operators continue to increase horizontal lateral lengths which corresponds to increased water sourcing and produced water handling intensity. The continued trend towards multi-well pad development, executed within a limited time frame, has increased overall operator efficiency and the use of lower-cost in-basin sand has also driven improved economics for our customers.
This multi-well pad development, combined with recent upstream acreage consolidation and the continuing trends towards reuse applications of produced water, particularly in the areas of the Permian Basin where we operate, provides us with significant opportunities for both our Produced Water Handling and Water Solutions businesses.
Factors Affecting the Comparability of Our Results of Operations
Concho Acquisitions
On June 11, 2020, we acquired certain produced water handling and transportation assets in Lea County, New Mexico from a wholly owned subsidiary of Concho, which was acquired by ConocoPhillips in January 2021 (the “Lea County Acquisition”). The net purchase consideration was $149.6 million, which comprised approximately $72.0 million of preferred equity, which was fully redeemed in April 2021, and $77.6 million of common equity. We processed 10.2 million barrels of produced water volumes associated with the Lea County Acquisition for the three months ended March 31, 2021. On July 30, 2019, we acquired certain produced water transportation and handling assets in Eddy County, New Mexico and Reeves and Culberson Counties, Texas from a wholly owned subsidiary of Concho (together with the Lea County Acquisition, the “Concho Acquisitions”).

The net purchase consideration was $330.6 million, which comprised of $55.4 million of cash and $275.2 million of common equity. We received total produced water barrels associated with the Concho Eddy County acquisition from August 1, 2019 through December 31, 2019 of approximately 17.1 million barrels and from January 1, 2020 through December 31, 2020 of approximately 58.2 million barrels.
February 2021 Weather Impact
In February 2021, Texas and New Mexico experienced record-breaking cold temperatures. These cold temperatures required our customers to significantly curtail their production and completion activities which, in turn, negatively impacted our produced water handling and water solutions volumes. In addition to the produced water handling volume reductions, we also experienced elevated prices for field gas generated power for the month of February. Water Solutions volumes were also negatively impacted in February and March 2021 as the cold weather delayed completion schedules and pushed forecasted producer activity into the second quarter.
Results of Operations
Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2021
	Three Months Ended March 31,		Amount of Increase (Decrease)	Percentage Change
	2021	2020
	(unaudited)
Statement of Operations Data:
Revenue:
Produced Water Handling	$39,737	$33,256	$6,481	19.5%
Water Solutions	6,452	13,191	(6,739)	(51.1%)
Total revenues	46,189	46,447	(258)	(0.6%)
Operating costs and expenses:
Operating	20,754	29,270	(8,516)	(29.1%)
General and administrative	4,695	4,119	576	14.0%
Depreciation, amortization and accretion	14,957	9,489	5,468	57.6%
Loss on disposal of asset, net	44	—	44
Transaction costs	62	1,747	(1,685)	(96.5%)
Abandoned projects	211	634	(423)	(66.7%)
Total operating expenses	40,723	45,259	(4,536)	(10.0%)
Operating income	5,466	1,188	4,278	360.1%
Other expense:
Other expense	—	—	—
Interest expense	2,651	1,590	1,061	66.7%
Total other expense	2,651	1,590	1,061	66.7%
Income (loss) before taxes	2,815	(402)	3,217
Income tax expense	—	4	(4)
Net income (loss)	$2,815	$(406)	$3,221
Produced Water Handling revenue. For the three months ended March 31, 2021, revenues from Produced Water Handling were $39.7 million compared to $33.3 million for the three months ended March 31, 2020, an increase of $6.5 million, or 19.5%. The revenue increase was primarily driven by the impact of the Lea County Acquisition. Our produced water handling revenue increase was partially offset by reduced volumes received from customers associated with Winter Storm Uri in February 2021. See “Factors affecting the comparability of our results of operations” for additional details on the weather impact. For the three months ended March 31, 2021, Produced Water Handling Revenue per Barrel was $0.68 compared to $0.66 for the three months ended March 31, 2020. Produced Water Handling Revenue per Barrel increased due to a more favorable customer mix.
Water Solutions revenue. For the three months ended March 31, 2021, revenue from Water Solutions was $6.5 million compared to $13.2 million for the three months ended March 31, 2020, a decrease of $6.7 million, or (51.1%). The decrease in Water Solutions revenue was driven primarily by an increasing proportion of Water Solutions recycled produced water volume sales versus groundwater sales as well as Winter Storm Uri in February 2021, which delayed our customers’ completion activities. For the three months ended March 31, 2021, Water Solutions Revenue per Barrel was $0.45 per barrel as compared to $0.85 per barrel for the three months ended March 31, 2020. Water Solutions Revenue per Barrel decreased due to the impact of a greater proportion of recycled produced water volumes and groundwater transfer volumes sold versus groundwater sales volumes. Groundwater is typically sold to producers at a price significantly above the price of recycled produced water; however, recycled produced water sales improve our overall margins as we are able to recognize significant cost savings from avoided produced water handling costs. Groundwater transfer volumes do not include the purchase and resale of water volumes and therefore have significantly lower revenues and corresponding expenses as opposed to groundwater sales. While overall Water Solutions Revenue and Water Solutions Revenue per Barrel decreased, we recognized significant margin improvement from increased Recycled Produced Water Volumes Sold as shown in our Adjusted Operating Margin and Adjusted Operating Margin per Barrel.
Operating expenses. For the three months ended March 31, 2021, operating expenses were $20.8 million compared to $29.3 million for the three months ended March 31, 2020, a decrease of $8.5 million, or (29.1%). Operating expenses decreased due to reduced temporary power generation expenses of $2.7 million for the three months ended March 31, 2021 compared to $5.2 million for the three months ended March 31, 2020, reduced contracted services, increased recycling activities (thus avoiding incremental handling costs), and increased produced water system utilization and volumes over a fixed cost base. For the three months ended March 31, 2021, Operating Expenses per Barrel Handled, Sold or Transferred was $0.29 per barrel for the three months ended March 31, 2021 compared to $0.44 per barrel for the three months ended March 31, 2020.
In the past, we constructed assets in advance of permanent grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. We estimate that the incremental impact of these temporary power expenses was $2.7 million and $5.2 million for the three months ended March 31, 2021 and 2020, respectively. These estimates are calculated by taking temporary power and temporary rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first quarter of 2021, and we made significant progress in reducing these expenses. Temporary power costs represented approximately 5.7% of revenues for the three months ended March 31, 2021 compared to 11.3% of revenues for the three months ended March 31, 2020.
We expect our temporary power expenses will be substantially eliminated beginning in the third quarter of 2021. Our large, diverse and stable customer base now provides us with the lead time to request power loads earlier in the permitting stage of facility construction. Also, in 2020 and the first quarter of 2021, significantly more operational in-basin power infrastructure was constructed, enhancing overall permanent power availability. As a result, we remove temporary power costs when calculating Adjusted Operating Margin to more accurately assess long-term profitability and cash flow.
General and administrative expenses. For the three months ended March 31, 2021, general and administrative expenses were $4.7 million compared to $4.1 million for the three months ended March 31, 2020, an increase of $0.6 million, or 14.0%. General and administrative expenses increased due to higher compensation and benefits expenses and higher insurance costs corresponding with a larger asset footprint.
Depreciation, amortization and accretion expenses. For the three months ended March 31, 2021, depreciation, amortization and accretion expenses were $15.0 million compared to $9.5 million for the three months ended March 31, 2020, an increase of $5.5 million, or 57.6%. For the three months ended March 31, 2021, depreciation, amortization and accretion expenses were $6.7 million, $8.2 million and $0.1 million, respectively, compared to $4.7 million, $4.8 million and $0.1 million, respectively, for the three months ending March 31, 2020. Depreciation, amortization and accretion expenses increased primarily due to the amortization of customer contracts related to the Lea County Acquisition, incremental assets from the Lea County Acquisition, and continued asset construction.

Transaction costs. For the three months ended March 31, 2021, transaction costs were $0.1 million compared to $1.7 million for the three months ended March 31, 2020, a decrease of $1.6 million, or (96.5%). Transaction costs decreased primarily due to non-recurrence of advisory and legal expenses associated with an uncompleted recapitalization process that was terminated in first quarter of 2020.
Abandoned projects. For the three months ended March 31, 2021, abandoned projects charges were $0.2 million compared to $0.6 million for the three months ended March 31, 2020, a decrease of $0.4 million, or (66.7%). Abandoned projects charges decreased primarily due to decreased expirations of legacy permits and rights-of-way that were not ultimately constructed.
Interest expense. For the three months ended March 31, 2021, interest expense was $2.7 million on average debt outstanding of $297.0 million and average interest rate of 3.75%. For the three months ended March 31, 2020, interest expense was $1.6 million on average debt outstanding of $242.4 million and average interest rate of 4.36%. Interest expense increased $1.1 million, or 66.7% primarily due to increased borrowings under our revolving credit facility (the “Credit Facility”) and reduced capitalization of interest expense that was partially offset by a lower average interest rate. Total interest cost capitalized during the three months ended March 31, 2021 and March 31, 2020 were $0.4 million and $1.2 million, respectively.
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
	Year Ended December 31,		Amount of Increase (Decrease)	Percentage Change
	2020	2019
Statement of Operations Data:
Revenue:
Produced Water Handling	$141,659	$81,418	$60,241	74.0%
Water Solutions	29,813	37,375	(7,562)	(20.2%)
Total revenues	171,472	118,793	52,679	44.3%
Operating costs and expenses:
Operating	95,431	71,973	23,458	32.6%
General and administrative	18,663	15,299	3,364	22.0%
Depreciation, amortization and accretion	44,027	19,670	24,357	123.8%
(Gain) loss on disposal of asset, net	133	(5,100)	5,233	(102.6%)
Transaction costs	3,389	1,010	2,379	235.5%
Abandoned projects	2,125	2,444	(319)	(13.1%)
Total operating expenses	163,768	105,296	58,472	55.5%
Operating income	7,704	13,497	(5,793)	(42.9%)
Other expense:
Other expense	—	176	(176)	(100.0%)
Interest expense	7,674	260	7,414	2,851.5%
Total other expense	7,674	436	7,238	1,660.1%
Income before taxes	30	13,061	(13,031)	(99.8%)
Income tax expense	23	1	22	2,200.0%
Net income	$7	$13,060	$(13,053)	(99.9%)
Produced Water Handling revenue. For the year ended December 31, 2020, revenues from Produced Water Handling were $141.7 million compared to $81.4 million for the year ended December 31, 2019, an increase of $60.3 million, or 74.1%. The revenue increase was primarily driven by our acquisition of Concho’s Lea County assets in June 2020, a full year impact of revenue from our acquisition of Concho's Eddy county assets in 2019, as well as increased completions activity by our contracted customers. For the year ended December 31, 2020, Revenue per Total Barrels Handled, Sold or Transferred was $0.68 per barrel compared to $0.67 per barrel for the year ended December 31, 2019. Revenue per Total Barrels Handled, Sold or Transferred improved due to the impact of a more favorable customer mix.

Water Solutions revenue. For the year ended December 31, 2020, revenue from Water Solutions was $29.8 million compared to $37.4 million for the year ended December 31, 2019, a decrease of $7.6 million, or 20.3%. The decrease in Water Solutions revenue was driven primarily by decreased Permian Basin completions activity as a result of the COVID-19 pandemic and the associated commodity price downturn. For both years ended December 31, 2020 and December 31, 2019, Water Solutions Revenue per Barrel was $0.70 per barrel.
Operating expenses. For the year ended December 31, 2020, operating expenses were $95.4 million compared to $72.0 million for the year ended December 31, 2019, an increase of $23.4 million, or 32.5%. Operating expenses increased due to higher throughput produced water volumes from our acquisition of Concho’s Lea County assets in June 2020, a full year impact of activity from our acquisition of Concho's Eddy county assets in 2019, as well as continued completions activity by our contracted customers. For the year ended December 31, 2020, Operating Expenses per Barrel Handled, Sold or Transferred was $0.38 per barrel compared to $0.40 per barrel for the year ended December 31, 2019. Operating expenses per barrel improved due to reduced temporary power generation expenses as a percentage of revenue, reducing contracted services, increasing recycling activities (thus avoiding incremental handling costs), and increasing system utilization and volumes over a fixed cost base.
In the past, we constructed assets in advance of grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we needed to rent temporary power generation equipment that would not be necessary if grid power connections were available. We estimate that the incremental impact of these temporary power expenses was $15.0 million and $15.6 million for the years ended December 31, 2020 and 2019, respectively. These estimates are calculated by taking temporary power and rental expenses incurred during the period and subtracting estimated expenses that would have incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and we made significant progress throughout the year in reducing these expenses as a percentage of revenue. Over the course of 2020, we converted six handling facilities from temporary to permanent gird power. Temporary power costs represented approximately 8.7% of revenues for the year ended December 31, 2020 compared to 13.1% of revenues for the year ended December 31, 2019.
We expect our temporary power expenses will be substantially eliminated beginning in the third quarter of 2021. Our large, diverse and stable customer base now provides us with the lead time to request power loads earlier in the permitting stage of handling facility construction. Also, in 2020, significantly more operational in-basin power infrastructure was constructed, enhancing overall permanent power availability. As a result, we remove temporary power costs when calculating Adjusted Operating Margin to more accurately assess long-term profitability and cash flow.
General and administrative expenses. For the year ended December 31, 2020, general and administrative expenses were $18.7 million compared to $15.3 million for the year ended December 31, 2019. General and administrative expenses increased in 2020 due to higher compensation and benefits expenses, higher insurance costs corresponding with a larger asset footprint, and increased legal expenses. During the year ended December 31, 2020, we incurred $1.5 million in litigation expenses associated with a lawsuit that has since been settled compared to $0.3 million of litigation expenses incurred during the year ended December 31, 2019. During the year ended December 31, 2020, we incurred $0.2 million of severance expenses compared to $0.0 million of severance expenses for the year ended December 31, 2019.
Depreciation, amortization and accretion expenses. For the year ended December 31, 2020, depreciation, amortization and accretion expenses were $44.0 million compared to $19.7 million for the year ended December 31, 2019, an increase of $24.3 million, or 123.4%. Depreciation, amortization and accretion expenses increased primarily due to the full-year impact of amortization of customer contracts related to our acquisition of Concho’s assets in Eddy County, the amortization of customer contracts related to our acquisition of Concho’s assets in Lea County in 2020, and continued asset construction. For the year ended December 31, 2020, amortization of Concho’s customer contracts was $19.7 million compared to $5.4 million for the year ended December 31, 2019.

	Year Ended December 31,
	2020	2019
Depreciation expense	$23,388	$13,450
Amortization expense	$20,413	$6,075
Accretion expense	$226	$145
Total	$44,027	$19,670
Transaction costs. For the year ended December 31, 2020, transaction costs were $3.4 million compared to $1.0 million for the year ended December 31, 2019, an increase of $2.4 million, or 240.0%. Transaction costs increased primarily due to advisory and legal expenses associated with an uncompleted recapitalization process that was terminated in first quarter of 2020.
Abandoned projects. For the year ended December 31, 2020, abandoned projects charges were $2.1 million compared to $2.4 million for the year ended December 31, 2019, a decrease of $0.3 million, or 12.5%. Abandoned projects charges decreased primarily due to decreased expirations of legacy permits and rights-of-way that were not ultimately constructed.
Interest expense. For the year ended December 31, 2020, interest expense was $7.7 million compared to $0.3 million for the year ended December 31, 2019, an increase of $7.4 million. Interest expense primarily increased due to increased borrowings under our Credit Facility and reduced capitalization of interest expense. Total interest cost capitalized during the years ended December 31, 2020 and December 31, 2019 were $3.9 million and $6.0 million, respectively.
Liquidity and Capital Resources
Overview
Our primary needs for cash are permitting, development and construction of water handling and recycling assets, payment of contractual obligations including debt, and working capital obligations. Funding for these cash needs may be provided by any combination of internally generated cash flow, borrowings under the Credit Facility, or additional capital investment from our equity sponsors.
We intend to continue to fund growth with both cash on the balance sheet and through positive free cash flow generation. The amount and timing of capital expenditures is largely discretionary and within our control. We could choose to defer a portion of planned capital expenditures depending on a variety of factors, including, but not limited to, the pace of our customers’ completion activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals and seasonal conditions.
At March 31, 2021, we had working capital, defined as current assets less current liabilities, of $12.6 million and $5.5 million of availability under the Credit Facility. On April 1, 2021, the borrowings under our Credit Facility were repaid in full with a portion of the proceeds from our issuance of $400.0 million aggregate principal amount of notes and our Credit Facility was amended and restated. After giving effect to such transactions, we had $200.0 million of committed funds under the Credit Facility and approximately $90.0 million of immediate availability thereunder as of April 1, 2021. We also had $23.6 million in available committed equity from our equity sponsors as of March 31, 2021.
Cash Flow from Operating Activities
For the three months ended March 31, 2021, we had Cash Flow Provided by Operating Activities of $16.6 million compared to $24.6 million for the three months ended March 31, 2020. We had lower cash flow from operations due to an increased use of cash for payment of accounts payable as compared to the prior year period.
For the year ended December 31, 2020, we had Cash Flow from Operating Activities of $67.8 million compared to $4.1 million for the year ended December 31, 2019. We generated additional cash flow from operations due to increased revenues and improved collections timing from key customers.

Cash Flow Used in Investing Activities
For the three months ended March 31, 2021, we had Cash Flow Used in Investing Activities of $20.3 million compared to $50.9 million for the three months ended March 31, 2020. We reinvested less cash flow in the first quarter of 2021 compared to the first quarter of 2020 due to lower capital expenditure requirements to meet produced water handling capacity needs.
For the year ended December 31, 2020, we had Cash Flow Used in Investing Activities of $139.6 million compared to $228.4 million for the year ended December 31, 2019. We reinvested less cash flow in 2020 compared to 2019 due to lower capital expenditure requirements to meet produced water handling capacity needs and the non-recurrence of the $55.4 million cash consideration for the acquisition of Concho’s Eddy County assets in 2019.
Cash Flow Provided by Financing Activities
For the three months ended March 31, 2021, we had Cash Flow Provided by Financing Activities of $0.005 million compared to $40.0 million for the three months ended March 31, 2020. We required less cash investment from the Credit Facility due to lower capital buildout requirements.
For the year ended December 31, 2020, we had Cash Flow Provided by Financing Activities of $89.7 million compared to $224.0 million for the year ended December 31, 2019. We required less cash investment from the Credit Facility and equity sponsors due to lower capital buildout requirements and the non-recurrence of cash consideration for the acquisition of Concho’s Eddy County assets.
Capital Requirements
Our capital expenditures were approximately $25.0 million and $55.0 million on an accrual-basis for the three months ended March 31, 2021 and 2020, respectively. Our capital expenses were approximately $108.0 million and $191.0 million on an accrual-basis for the years ended December 31, 2020 and 2019, respectively. These capital expenditures included increases to our pipeline, water handling and water recycling capacity but excluded the fair value of assets acquired from Concho in conjunction with our acquisition of Concho’s assets in Lea County, New Mexico, which were purchased through an equity transaction. We continually evaluate and implement opportunities to improve capital efficiency and system utilization.
Debt Agreements
Credit Facility
As of March 31, 2021, we were in compliance with all of our covenants under our Credit Facility. As of March 31, 2021, we had outstanding borrowings under our Credit Facility of $297.0 million and our leverage ratio for purposes of the revolving credit facility covenant compliance was 2.9 to 1.00. If our current cash flow projections prove to be inaccurate, we expect to be able to remain in compliance with such financial covenants by one or more of the following actions: (i) issue debt and equity securities in conjunction with the acquisition of another business, (ii) issue equity in a public or private offering, (iii) request a modification of our covenants from our lenders, or (iv) obtain an equity infusion in compliance with the terms of the Credit Facility. We can provide no assurance any of these options will be available to us when needed or at an acceptable cost.
Before giving effect to the Restated Credit Agreement, amounts outstanding under the Credit Facility bear interest at a rate equal to, at our option, either (a) a customary reference rate plus an applicable margin ranging from 1.75% to 2.75% or (b) a LIBOR rate plus an applicable margin ranging from 2.75% to 3.75%, in each case determined based on a leverage ratio ranging from 2.50:1.00 to 4.00:1.00. Unused commitment fees are also charged at a rate ranging from 0.375% to 0.50%, determined based on the same leverage ratio.
On April 1, 2021, we entered into the Restated Credit Agreement to, among other things, (i) decrease the commitments under the Credit Facility to $200.0 million, (ii) extend the maturity date to April 1, 2025, (iii) reprice the loans made under the Credit Facility and unused commitment fees to be determined based on a leverage ratio ranging from 3.00:1.00 to 4.50:1.00, (iv) provide for a $75.0 million incremental revolving facility on the same terms as under the Credit Facility, (v) annualize EBITDA for 2021 for the purpose of covenant calculations, (vi) amend the leverage ratio covenant to comprise of a maximum total funded debt to EBITDA ratio, net of $40.0 million of unrestricted cash and cash equivalents if the facility is drawn, and net of all unrestricted cash and cash equivalents if the facility is undrawn, (vii) increase the leverage ratio covenant test level for the first two fiscal quarters of 2021 to 5.00 to 1.00, for the third quarter of 2021 to 4.75 to 1.00, and thereafter to 4.50 to 1.00 and (viii) add a secured leverage covenant of 2.50 to 1.00.
Sustainability-Linked Notes
We have $400.0 million aggregate principal amount of 7.625% senior sustainability-linked notes outstanding, which are due April 1, 2026. The notes were issued by Solaris LLC on April 1, 2021 and are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility. The notes are guaranteed on a senior unsecured basis by all of Solaris LLC’s wholly owned subsidiaries. Interest on the notes is payable on April 1 and October 1 of each year. We may redeem all or part of the notes at any time on or after April 1, 2023 at redemption prices ranging from 103.8125% on or after April 1, 2023 to 100% on or after April 1, 2025. In addition, on or before April 1, 2023, we may redeem up to 40% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 107.625% of the principal amount of the notes, plus accrued interest. At any time prior to April 1, 2023, we may also redeem the notes, in whole or in part, at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium. Certain of these redemption prices are subject to increase if we fail to satisfy the Sustainability Performance Target (as defined in the indenture governing the notes) and provide notice of such satisfaction to the trustee. If we undergo a change of control, we may be required to repurchase all or a portion of the notes at a price equal to 101% of the principal amount of the notes, plus accrued interest.
We used the proceeds from the issuances of the notes to repay borrowings outstanding under our Credit Facility, to redeem our preferred units in full and for general corporate purposes.
The indenture that governs the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
•	incur or guarantee additional indebtedness or issue certain preferred stock;
•	pay dividends on capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;
•	transfer or sell assets;
•	make investments;
•	create certain liens;
•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;
•	consolidate, merge or transfer all or substantially all of our assets;
•	engage in transactions with affiliates; and
•	create unrestricted subsidiaries.
We were in compliance with such covenants as of March 31, 2021 and December 31, 2020.
Internal Controls and Procedures
We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of the effectiveness of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company.
Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Please read “Prospectus

Summary—Implications of Being an Emerging Growth Company” and “Risk Factors—Risks Related to Our Business—We previously identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.”
Off-Balance Sheet Arrangements
We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires the selection and application of appropriate accounting principles to the relevant facts and circumstances of our operations and the use of estimates made by management. We have identified the following accounting policies that are most important to the portrayal of our consolidated financial position and results of operations. The application of these accounting policies, which requires subjective or complex judgments regarding estimates and projected outcomes of future events, and changes in these accounting policies, could have a material effect on our consolidated financial statements.
Revenue Recognition
We generate revenue by providing services related to Produced Water Handling and Water Solutions. The services related to produced water are fee-based arrangements and are based on the volume of water that flows through our systems and facilities while the sale of recycled produced water and groundwater are priced based on negotiated rates with the customer.
We have customer contracts that contain minimum transportation and/or disposal volume delivery requirements and we are entitled to deficiency payments if such minimum contractual volumes are not delivered by the customer. These deficiency amounts are based on fixed, daily minimum volumes (measured over monthly, quarterly and annual periods depending on the contract) at a fixed rate per barrel. We are typically entitled to shortfall payments if such minimum contractual obligations are not maintained by our customers. We invoice the customer on either a monthly, quarterly or annual basis, as provided in the contract.
We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which was adopted effective January 1, 2019, using the modified retrospective approach. No cumulative adjustment to accumulated earnings was required as a result of this adoption, and the adoption did not have a material impact on the consolidated financial statements as no material arrangements.
In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under the contracts, the following steps must be performed at contract inception: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation.
Revenues from Produced Water Handling consist primarily of per barrel fees charged to customer for the use of our system and disposal services. For all of our produced water transfer and disposal contracts, revenue will be recognized over time utilizing the output method based on the volume of wastewater accepted from the customer. We typically charge our customers a disposal and transportation fee on a per barrel basis under our contracts. In some contracts, we are entitled to shortfall payments if minimum contractual obligations are not satisfied by our customers. Minimum contractual obligations have not been maintained, and thus we have recognized revenues related to shortfalls on such take or pay contractual obligations to date. Some contracts also have a mechanism that allows for shortfalls to be made up over a limited period of time.
For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time, based on when control of the product is transferred to the purchaser or customer, as the case may be.

Acquisitions
To determine if a transaction should be accounted for as a business combination or an acquisition of assets, we first calculate the relative fair values of the assets acquired. If substantially all of the relative fair value is concentrated in a single asset or group of similar assets, or if not but the transaction does not include a significant process (does not meet the definition of a business), we record the transaction as an acquisition of assets. For acquisitions of assets, the purchase price is allocated based on the relative fair values. For an acquisition of assets, goodwill is not recorded. All other transactions are recorded as business combinations.
Fair values of assets acquired and liabilities assumed are based upon available information and may involve engaging an independent third party to perform an appraisal. Estimating fair values can be complex and subject to significant business judgment. We must also identify and include in the allocation all acquired tangible and intangible assets that meet certain criteria, including assets that were not previously recorded by the acquired entity. The estimates most commonly involve property, plant and equipment and intangible assets, including those with indefinite lives. The estimates also include the fair value of contracts. For a business combination, the excess of the purchase price over the net fair value of acquired assets and assumed liabilities is recorded as goodwill, which is not amortized but instead is evaluated for impairment at least annually. Pursuant to GAAP, an entity is allowed a reasonable period of time (not to exceed one year) to obtain the information necessary to identify and measure the fair value of the assets acquired and liabilities assumed in a business combination.
Impairment of Long-Lived Assets
We evaluate the carrying value of our long-lived assets (property, plant and equipment and amortizable intangible assets) for potential impairment when events and circumstances warrant such a review. A long-lived asset group is considered impaired when the anticipated undiscounted future cash flows from the use and eventual disposition of the asset group is less than its carrying value. We compare the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to be generated from that asset. Estimates of future net cash flows include estimating future volumes and margins, future operating costs and other estimates and assumptions consistent with our business plans. If we determine that an asset’s unamortized cost may not be recoverable due to impairment, we may be required to reduce the carrying value and the subsequent useful life of the asset. Any such write-down of the value and unfavorable change in the useful life of a long-lived asset would increase costs and expenses at that time. Fair value calculations for long-lived assets and intangible assets contain uncertainties because it requires the Company to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. The Company also applies judgment in the selection of a discount rate that reflects the risk inherent in the current business model.
Impairment of Goodwill
Goodwill is subject to at least an annual assessment for impairment. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. Before employing detailed impairment testing methodologies, we may first evaluate the likelihood of impairment by considering qualitative factors relevant to the business, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If we first utilize a qualitative approach and determine that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, we conclude that no impairment has occurred. We may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. If we determine through the qualitative approach that detailed testing methodologies are required, or if the qualitative approach is bypassed, we compare the fair value of a reporting unit with its carrying amount under Step 1 of the impairment test. The determination of a reporting unit’s fair value is predicated on our assumptions regarding the future economic prospects of the reporting unit. Such assumptions include (i) discrete financial forecasts for the assets contained within the reporting unit, which rely on our estimates of operating margins, (ii) long-term growth rates for cash flows beyond the discrete forecast period, (iii) appropriate discount rates and (iv) estimates of the cash flow multiples to apply in estimating the market value of our reporting units. If the carrying amount exceeds the fair value of a reporting unit, the Company performs Step 2 and compares the fair value of reporting unit goodwill with the carrying amount of that goodwill and recognizes an impairment charge for the amount by which the carrying amount exceeds the implied fair value; however, the loss recognized may not exceed the total amount of goodwill allocated to that reporting unit.

If future results are not consistent with our estimates, we could be exposed to future impairment losses that could be material to our results of operations. We monitor the markets for our products and services, in addition to the overall market, to determine if a triggering event occurs that would indicate that the fair value of a reporting unit is less than its carrying value.
Recent Accounting Pronouncements
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement was effective for public business entities for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in ASU 2017-04 are effective for private companies for fiscal years beginning after December 15, 2021 and interim periods within the fiscal year. The amendments in this ASU should be applied prospectively. The Company is evaluating the potential impact this new standard may have on the financial statements.
In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU was effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The ASU is effective for private companies for fiscal years beginning after December 15, 2022. The Company is evaluating the potential impact this new standard may have on the financial statements.
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public companies, the amendments were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For private companies, the amendments are effective for fiscal years beginning after December 15, 2021. The Company is evaluating the potential impact this new standard may have on the financial statements.
Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

BUSINESS
Our Company
We are an independent, environmentally-focused produced water infrastructure and produced water recycling company that provides sustainability-enhancing services to oil and natural gas operators. We build long-term value through the development, construction and operation of a leading produced water handling and recycling business. Our integrated systems provide high-capacity, comprehensive produced water management solutions in core areas of the Permian Basin.
Our primarily investment-grade customers include many of the largest operators in the Permian Basin, which have oil-weighted production and decades of drilling inventory. These customers require reliable offtake capacity to handle or recycle their produced water and a consistent supply of water to support their well completion operations. Our expansive infrastructure, advanced logistics and water treatment methods allow us to provide these services and reliably gather our customers’ produced water and recycle such produced water for use in our customers’ operations. We are committed to responsibly developing and operating our infrastructure and deploying technology to advance sustainability and reduce our customers’ water and carbon footprint. Recycling produced water using our infrastructure also improves our overall profitability because it allows us to avoid certain costs associated with traditional water handling operations.
ESG Leadership
We have demonstrated our ESG leadership and commitment by setting and meeting ambitious sustainability targets, highlighting the strong technical, operational and financial capabilities of our seasoned management team that has decades of experience operating and leading companies in the environmental, infrastructure, water treatment and energy industries. As a further demonstration of our ESG leadership, we adopted a Sustainability-Linked Bond Framework in March 2021 establishing our sustainability strategy priorities and setting our goals with respect to our water recycling operations. In accordance with this framework, we issued the first sustainability-linked notes in the produced water infrastructure industry. Please read “Prospectus Summary—Recent Developments—Sustainability-Linked Notes.”
The Permian Basin
The Permian Basin is one of the most prolific crude oil and natural gas basins in the world, spanning more than 75,000 square miles across West Texas and New Mexico. The Permian has a history of over 100 years of crude oil and natural gas production and is characterized by high volumes of crude oil and liquids-rich natural gas production, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. Over 35 billion barrels of crude have been recovered in the basin since the first well was drilled in 1920 with more than 95 billion barrels of recoverable oil remaining, according to the EIA. In February 2021, the Permian accounted for 52% of onshore U.S. oil production, according to the EIA. The Midland and Delaware sub-basins of the Permian Basin boast among the lowest breakeven oil prices of any basins in the country, according to Enverus.
Produced Water
Produced water is water that naturally exists in underground formations and brought to the surface during crude oil and natural gas production. Produced water is produced over the entire life of the well and is of particular importance to operators in the Permian Basin given the high produced water-to-oil ratio prevalent across the basin. On average, two to five barrels of produced water are produced for every barrel of oil produced in the Permian Basin, according to Enverus. For this reason, produced water handling costs comprise up to 40% of total lease-level operating expenses in the Permian Basin according to Wood Mackenzie. Our customers’ stated goals of managing significant produced water volumes in an environmentally-responsible and cost-effective manner highlights the importance of our water management expertise and our integrated and extensive asset base. We believe oil and gas producers will increasingly outsource water management to integrated produced water infrastructure and recycling companies like us to cost-effectively manage their water-related needs.

Water Recycling
Through the strategic development of our integrated infrastructure and treatment methods, we are a leading independent third-party provider of recycled produced water gathered on a proprietary network, having recycled approximately 29 million barrels (or approximately 1.2 billion gallons) of produced water through March 2021 since we began recycling at scale in July 2019. Produced water is gathered from operators through our pipeline infrastructure and either handled or treated and redelivered to our customers as recycled water for use in their operations. Our innovative technologies and recycling capabilities provide our customers with a sustainable alternative to fresh and other sources of groundwater. By reducing our customers’ dependence on groundwater for their operations, we contribute to their sustainability efforts while also providing benefits to our stakeholders and the broader communities in which we operate. Additionally, we benefit economically from increased produced water recycling. When produced water is recycled, we recognize certain cost savings associated with traditional produced water handling.
The figure below demonstrates the movement of produced water through our pipelines for handling or recycling:

Our Operations and Assets
Our Operations
We manage our business through a single operating segment comprising two primary revenue streams, Produced Water Handling and Water Solutions.
Our Produced Water Handling business gathers, transports and, unless recycled, handles produced water generated from oil and natural gas production. Our Produced Water Handling business is supported by long-term contracts with acreage dedications or minimum volume commitments (“MVCs”), primarily with large, investment-grade operators.
Our Water Solutions business develops and operates recycling facilities to treat, store and recycle produced water. By aggregating significant volumes of produced water from multiple customers on our connected pipeline networks, we can efficiently recycle large volumes of produced water and deliver this recycled water back to our customers in the time frames, volumes and specifications required by their operations. As needed, we also supplement our recycled produced water with groundwater to meet the demands of our customers’ operations. We also transfer groundwater on behalf of third-party purchasers and sellers.
Our business is driven by gathering produced water volumes for our Produced Water Handling business and, when possible, delivering recycled volumes to customers for our Water Solutions business. In our Produced Water Handling business, we have grown our handling volumes from approximately 343,000 barrels per day for the year ended December 31, 2019 to approximately 570,000 barrels per day for the year ended December 31, 2020, an increase of 66%. In our Water Solutions business, we have grown our recycled volumes sold from approximately 20,000 barrels per day on average for the year ended December 31, 2019 to approximately 44,000 barrels per day on average for the year ended December 31, 2020, an increase of 120%. As a result of these increases in volumes, we have increased Adjusted EBITDA from $47.2 million for the year ended December 31, 2019 to $73.9 million for the year ended December 31, 2020, an increase of 57%. In our Produced Water Handling business, we have grown our handling volumes from approximately 555,000 barrels per day for the three months ended March 31, 2020 to approximately 648,000 barrels per day for the three months ended March 31, 2021, an increase of 17%. In our Water Solutions business, we have grown our recycled volumes sold from approximately 43,000 barrels per day on average for the three months ended March 31, 2020 to approximately 70,000 barrels per day on average for the three months ended March 31, 2021, an increase of 63%. As a result of these increases in volumes, we have increased Adjusted EBITDA from $18.4 million for the three months ended March 31, 2020 to $23.4 million for the three months ended March 31, 2021, an increase of 27%.

Asset Overview
Our proven capability is supported by our automated and high-capacity integrated pipeline network, which is a critical differentiator. We have constructed or acquired over 630 miles of produced water pipeline, 48 produced water handling facilities and nine high-capacity produced water recycling facilities. Our systems provide an alternative to operators internally managing produced water infrastructure. Increasingly, customers are requesting longer-term agreements that will continue to enable us to expand our asset base. Our assets and operations are located entirely in the Delaware and Midland sub-basins of the broader Permian Basin.
The following map describes our assets as of May 1, 2021:

Our Assets
Our pipeline and water handling assets are comprised primarily of pipelines, pumps and handling and recycling facilities in the core of the Delaware and Midland Basins. These interconnected assets support both our Produced Water Handling and Water Solutions businesses. Our pipeline network consists of over 630 installed miles of gathering pipelines, which includes over 440 miles of larger diameter (12- to 24-inch) pipelines. As of May 1, 2021, we had over 240 miles of permitted pipeline rights-of-way providing us with significant optionality to quickly scale and construct pipelines as needed.
Our handling facilities, which are designed to process, store and/or dispose of produced water that is not recycled, are essential to our ability to deliver reliable and cost-effective water gathering services to existing and prospective customers across a large geographic footprint. As of May 1, 2021, we had acquired or constructed 48 produced water handling facilities which had over 1.2 million barrels per day of permitted capacity.

Additionally, we had approved permits for an additional 46 produced water handling facilities with over 1.4 million barrels per day of permitted handling capacity, supporting the scalability and expansion of our pipeline network.
As of May 1, 2021
Pipelines (miles)	Permian Basin
Installed	635
Permitted Not Installed	246
Total	881

Number of Water Handling Facilities
Installed	48
Permitted Not Installed	46
Total	94

Water Handling Capacity (kbwpd)
Installed	1,216
Permitted Not Installed	1,460
Total	2,676
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Volumes (kbwpd)	Permian Basin
Produced Water Handling Volumes	648	570
Our recycling facilities include water filtration, treatment storage and redelivery assets. We construct our recycling facilities at strategic locations on our pipeline network where there is both significant customer demand for recycled produced water and high volumes of produced water available. We currently have nine permanently installed facilities operational in the Delaware Basin with 500,000 barrels per day of treatment capacity and access to over 6.0 million barrels of owned or leased storage capacity. We also have the option to rapidly expand by developing an additional 14 locations that are either permitted or in the process of being permitted. We operate and construct fixed treatment facilities and operate complementary modular systems that we can quickly assemble at recycle sites to capitalize on market opportunities.
As of May 1, 2021
Number of Water Recycling Facilities	Permian Basin
Active Facilities	9
Permitted or In Process Facilities	14
Total	23

Water Recycling Capacity (kbwpd)
Active Facilities	500
Permitted or In Process Facilities	950
Total	1,450
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Volumes (kbwpd)	Permian Basin
Recycled Produced Water Volumes Sold	70	44

Our Competitive Strengths
We have many differentiated strengths that help us successfully execute our business strategy, including:
Extensive asset footprint in the Permian Basin provides a strong platform for free cash flow growth
We are an independent, environmentally-focused produced water infrastructure and produced water recycling company that operates a highly sophisticated, integrated produced water handling and recycling network. Our assets are located in the core areas of the Permian Basin, one of the most prolific crude oil and natural gas basins in the world. Our extensive asset base, which includes more than 630 miles of produced water pipelines, 48 water handling facilities and nine high-capacity produced water recycling facilities, comprises the infrastructure network of choice for operators in the Permian Basin. We can rapidly scale up our systems as needed with minimal regulatory delays.
We believe our infrastructure footprint is complementary to the operations of many blue-chip operators in the Permian Basin. Our integrated network provides our customers with capacity to handle their produced water and delivers them recycled water as needed, providing them with greater operational flexibility, reliability and lower costs than developing similar systems in-house. Our asset base, which required years to design, permit, and construct, is a significant barrier to entry for both new entrants and existing competitors who may have smaller or more fragmented pipeline systems, operate in other basins or less prolific areas of the Permian, or who do not have the ability to provide comprehensive water management solutions.
Stable cash flows supported by long-term contracts with blue chip customers
Substantially all of our contracts are fixed-fee in nature. For the three months ended March 31, 2021 and the year ended December 31, 2020, approximately 91% and 92% of our Produced Water Handling revenues, respectively, were attributable to acreage dedications or MVC contracts. We believe these arrangements provide a stable base of cash flows that support the prudent, organic growth of our operations. Our customers have guaranteed over 160,000 barrels per day of MVCs with a weighted average remaining life of over three years as of March 31, 2021. We believe our customer base is the strongest amongst our peers, with four of our top five customers in 2020 rated as investment grade. This financial strength provides support for our long-term outlook and provides assurance that our customers will continue to spend capital to develop their upstream assets. We believe our long-term contracts with our blue-chip customer base represent a significant barrier to entry for new entrants and existing competitors.
Demonstrated leadership and innovation in recycling and sustainable water management
We believe we are the leading independent third-party provider of recycled water gathered on a proprietary network. We reduce the carbon and water footprint of oil and gas operators by supplying them with meaningful quantities of recycled water across our expansive pipeline network and eliminating the need for trucks to haul produced or recycled water. Our goal is to maximize the amount of produced water we recycle as a percentage of the produced water we gather, providing significant economic and environmental benefits. By transporting our customers’ produced water by pipeline rather than traditional trucking methods, we contribute to a meaningful reduction of their carbon footprint. We estimate that in the three months ended March 31, 2021 and the year ended December 31, 2020, we eliminated approximately 485,000 and 1.5 million truck trips, respectively, and avoided the release of approximately 48,000 and 170,000 metric tons of carbon dioxide equivalent into the environment, respectively.
Through one of our subsidiaries, we are partnering with leading scientists and universities in the field of water treatment to identify, adapt and pilot innovative technologies for beneficial reuse of produced water. We are actively working with the U.S. Department of Energy and the New Mexico Produced Water Research Consortium to advance certain initiatives related to produced water management, treatment technologies and beneficial reuse. We have identified opportunities to treat and discharge produced water for beneficial use including supplementing irrigation water demand, recharging aquifer systems, replacing fresh water sources utilized in major construction projects, providing irrigation for range grasses for carbon sequestration, and process water for Direct Air Capture carbon sequestration. Continued research and development of technology related to produced water will provide long-term benefits to our customers, stakeholders and the communities in which we operate.

Strong financial profile
We have conservatively managed our balance sheet, consistently maintaining responsible leverage while growing our business. Since we commenced operations in 2016 through December 31, 2020, we maintained a net debt to Adjusted EBITDA leverage ratio below 3.5 to 1.0 for purposes of compliance with our Credit Facility. As of and for the three months ended March 31, 2021 and the year ended December 31, 2020, we had a leverage ratio of 2.9 to 1.0 and 3.5 to 1.0, respectively, based on our outstanding indebtedness, cash and Adjusted EBITDA for purposes of compliance with our Credit Facility.
Entrepreneurial management team incentivized for long-term value creation
Our proven management team has extensive expertise in water management and treatment, midstream, oilfield services and energy investing, and an extensive history of shareholder value creation through organic development and M&A-related growth. Our management team has founded and/or held executive positions in successful midstream, oilfield service, private equity and water management companies, including Solaris Oilfield Infrastructure, Inc., Concho, Dynegy Inc. (formerly NGC Corporation), Azurix Corp., Denham Capital Management LP, Bosque Systems, Water Standard, The Dow Chemical Company and NGL Energy Partners LP. We have deep domain knowledge and relevant experience and are recognized as leaders in our respective fields with strong relationships with existing and prospective customers, which we believe is core to our overall strategy.
Our management team has a strong track record of maximizing long-term value creation while limiting downside risk. As meaningful equity owners, our management team is committed to operational excellence and efficient business execution. We consistently operate our business in a way that creates long-term value by developing projects in a capital efficient manner, focusing on cost, execution, and system optimization while maintaining a safe operational environment. We believe that having offices in Houston, Texas, and in the Permian Basin in Midland, Texas and Carlsbad, New Mexico, enhances our ability to execute on our business plan, helping our team develop important local relationships with customers, service providers and landowners.
Our Business Strategies
We intend to grow our businesses in an accretive and prudent manner while maintaining a strong balance sheet. We intend to accomplish these objectives by executing the following strategies:
Increase the utilization of our integrated systems to maximize value for customers while generating multiple streams of revenue
We operate our assets as integrated infrastructure networks capable of gathering, recycling, redelivering and handling produced water. Our assets allow us to gather produced water at multiple points from multiple operators and recycle and redistribute such water to our customers. The connectivity and flexibility of our systems provide our customers with operational reliability and access to a high-volume supply of recycled water. Because our produced water handling and recycling services are vertically integrated, we can generate revenue at multiple points for the same barrel of water. Our existing systems have excess capacity, allowing us to economically gather, handle and recycle additional volumes from our customers with highly accretive capital expenditures.
Focus on long-term contracts with acreage dedications or MVCs to provide stability to our cash flows
We intend to maintain our focus on providing services under long-term, fixed-fee contracts in order to enhance the stability of our cash flows. We target long-term contracts with an average term of over 10 years. Additionally, many of our contracts include MVCs and/or acreage dedications, and we intend to enter into contracts with similar or more favorable provisions in the future as we continue to grow our business. For the three months ended March 31, 2021 and the year ended December 31, 2020, approximately 91% and 92% of our Produced Water Handling revenues, respectively, were attributable to acreage dedications or MVC contracts.
Increase our recycled water and reduce groundwater withdrawals
We are committed to responsibly developing and operating our infrastructure and deploying technology to advance sustainability. We are a leader in helping operators in the Permian Basin transition away from using groundwater sources for completions and instead utilize a sustainable source of recycled water. Increasing the use of recycled water not only helps our customers achieve their sustainability goals but also improves our profit margins. Through our ambitious long-term targets, we will continue to facilitate greater recycled-produced water adoption across the industry. We have set internal goals that 85% and 98% of all water sold to our customers will be recycled produced water by 2025 and 2030, respectively.
Maximize Shareholder value by combining free cash flow with growth
Our business plan focuses on building a company that can generate strong, repeatable cash flows. We seek to maximize the return of invested capital by focusing on cash returns generated by our capital expenditures. The close relationships and open communication we have with our customers allow us to accelerate or delay our capital plans in real-time, maximizing our flexibility and the efficiency and return on our capital expenditures.
Capitalize on accretive expansion opportunities
Our management has successfully constructed, permitted, developed and operated the assets needed to service growing total barrels handled, sold or transferred in the Permian Basin, while maintaining a conservative capital structure, sufficient liquidity and ample financial flexibility to meet our objectives and those of our customers. We intend to continue to pursue accretive growth projects, if such projects are available, meet our return thresholds and strategically improve the value of our assets. Our integrated network provides accretive, organic growth opportunities where we expect to expand and enhance the value of our existing infrastructure.
In addition, we plan to evaluate and strategically pursue acquisitions that create synergies, strengthen our relationships with existing and prospective customers and meet our financial return thresholds.
Our Customers and Contracts
Customers
Our customers include many of the largest investment grade oil and gas operators in the Permian Basin. As of May 1, 2021, we had entered into over 125 contracts for our Produced Water Handling and Water Solutions businesses with more than 35 different customers. As of March 31, 2021, the weighted average remaining life of our Produced Water Handling acreage dedication contracts was over 10 years. Our five largest customers for the three months ended March 31, 2021 and the year ended December 31, 2020, were ConocoPhillips (formerly Concho), Oxy USA Inc., XTO Energy Inc., Marathon Oil Corporation and Chevron Corporation. These five customers represent approximately 78% and 79% of our revenues for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively.
Contracts — Produced Water Handling
As produced water volumes from oil and natural gas production in the Permian Basin have significantly grown in recent years, contract structures like those used in the hydrocarbon midstream sector have been adopted for water services. In our Produced Water Handling business, we primarily enter into two types of contracts with our customers: acreage dedications and MVCs. These contractual arrangements are generally long-term. All produced water transported on our gathering pipeline infrastructure for handling or recycling is subject to fixed-fee contracts.
Acreage dedications. Acreage dedications are term contracts pursuant to which a customer dedicates all produced water from wells in a dedicated area that they own or, in certain cases, wells they may control or develop in the future. In turn, we commit to gather and handle or recycle such produced water. As of May 1, 2021, our acreage dedications covered approximately 575,000 acres and had a weighted average remaining life of over 10 years.
MVCs. Under our MVC contracts, our customers guarantee to (i) deliver a certain minimum daily volume of produced water to our pipeline network, or (ii) pay a deficiency fee based on the agreed price per barrel and the volume not delivered for a specified period. As of March 31, 2021, our contracted aggregate MVCs totaled approximately 160,000 bwpd of produced water and the weighted average remaining life of our MVCs was over three years.
We also enter into spot arrangements whereby we can elect to gather and handle our customers’ produced water to the extent we have capacity on our systems if and when they request offtake capacity. We refer to these volumes as spot volumes.

The following table provides an overview of our active contracts:
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Percentage of Produced Water Handling Revenue	Permian Basin
Acreage Dedication	74%	71%
Minimum Volume Commitments	17%	21%
Spot Volumes	9%	8%
Total	100%	100%
Acreage Dedications	As of May 1, 2021
Acreage Under Contract (thousands of acres)	575
Acreage Under AMI (thousands of acres)	2,859
Weighted Average Remaining Life (years)	10.1

Minimum Volume Commitments
Effective Acreage Captured (thousands of acres)	94
Volumetric Commitment (kbwpd)	162
Weighted Average Remaining Life (years)	3.8
Contracts—Water Solutions
Our Water Solutions contracts are primarily structured as spot contracts or acreage dedications where we agree to supply water, including recycled water, to our customers for their operations.
As we continue to maintain a leading position in water recycling across the Permian Basin, we are increasingly entering into longer-term contracts with new and existing customers to provide recycled and groundwater. We expect our customers to continue to enter into long-term contracts with us to provide them with the security of a contracted, predictable supply of water, which is critical to their operations.
Our Relationship with ConocoPhillips
ConocoPhillips is one of the largest independent oil and natural gas exploration and production companies in the world. After completing its acquisition of Concho, ConocoPhillips has roughly 700,000 net unconventional acres in the Permian Basin, making it one of the largest acreage holders in the Permian Basin.
ConocoPhillips has a deep inventory of economic potential horizontal drilling locations. Our services support ConocoPhillips’ commitment to mitigate impacts on water resources when these locations are developed. We utilize our expansive footprint, which traverses much of ConocoPhillips’ core acreage in the Permian Basin, to safely and reliably handle ConocoPhillips’ produced water and to maximize the amount of recycled water delivered to them for use in their operations.
ConocoPhillips is our most significant customer and is critical to our success. Accordingly, we are indirectly subject to the business risks of ConocoPhillips. For additional information, please read “Risk Factors—Risks Related to Our Business.” Because a significant portion of our revenues is derived from ConocoPhillips, any development that materially and adversely affects ConocoPhillips’ operations, financial condition or market reputation could have a material adverse impact on us. Please read “Certain Relationships and Related Party Transactions.”
Our People
As March 31, 2021, we had a total of 131 employees, 29 of which service our corporate function headquarters and 102 work in field locations. We hire independent contractors on an as needed basis. We and our employees are not subject to any collective bargaining agreements.
Safety is one of our greatest priorities, and we have implemented safety management systems, procedures, trainings, and other tools to help protect our employees and contractors. We strive to hire local employees and have provided mentoring programs for employees to develop specialized skills necessary for our industry. We also provide career development programs to create opportunities for advancement. We encourage development of local leadership and team-based collaboration at our worksites. Our benefits include (i) health care for full-time employees and their eligible dependents, (ii) access to a Safe Harbor 401(k) Plan with a company match of up to 4% of the employee’s salary, (iii) basic life, accidental death & dismemberment, and short and long-term disability insurance, (iv) a family and medical leave policy which affords eligible (hourly and salaried) employees with up to 12 weeks leave for a serious health condition, the care of a family member, or the birth or adoption of a child, (v) wages that exceed state and federal standards and minimums, and (vi) long-term incentive plans, which give certain key employees an opportunity to share in our success.
We foster a diverse and inclusive culture, and greater than 50% of our workforce is minority and/or female as of March 31, 2021. We also support local communities where we operate by giving to and volunteering with first responders and local charities.
Organizational Structure and Corporate Information
Solaris Inc. was incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries. Please read “Corporate Reorganization.”
We were originally formed in November 2015 as Solaris LLC, by our management, Trilantic, Yorktown and other investors to focus on developing sustainable produced water infrastructure and produced water recycling solutions. Our principal executive offices are located at 9811 Katy Freeway, Suite 700, Houston, Texas 77024, and we have additional offices in Midland, Texas and Carlsbad, New Mexico. Our website address is www.solariswater.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.
Competition
We compete with public and private water infrastructure companies as well as operators developing systems in-house for produced water handling and recycling in the areas in which we operate. Competition in the water infrastructure industry is based on the geographic location of facilities, business reputation, operating reliability and flexibility, available capacity and pricing arrangements for the services offered. We compete with other companies that provide similar services in our areas of operations, but we benefit from our relationships with large operators in the Permian Basin, including ConocoPhillips, and our reputation as a proven, reliable service provider and our deep commitment to recycling and sustainability. As we seek to expand our water gathering, recycling and handling services to new customers, we will continue to face a high level of competition.
Seasonality
In general, seasonal factors do not have a significant direct effect on our business. However, extreme weather conditions during parts of the year could adversely impact the well-completion activities of our customers, who are oil and natural gas operators, thereby reducing the amount of produced water to be gathered and either recycled or handled.
Insurance
Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We maintain our own general liability, product liability, property, business interruption, workers compensation and pollution liability insurance policies, among other policies, at varying levels of deductibles and limits that we believe are reasonable and prudent under the circumstances to cover our operations and assets. As we continue to grow, we will continue to evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.
Regulation
We are subject to a variety of laws in connection with our operations, including those related to the environment, health and safety, personal privacy and data protection, intellectual property, advertising and marketing, labor, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is possible that as our business grows and evolves, we will become subject to additional laws and regulations. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material. In the course of implementing our programs to ensure compliance with applicable laws and regulations, certain instances of potential non-compliance may be identified from time to time. We cannot predict the outcome of these matters, and cannot estimate a range of reasonably possible losses, if any. This section sets forth the summary of material laws and regulations relevant to our business operations.
Environmental and Occupational Safety and Health Matters
Our operations and the operations of our customers are subject to federal, state and local laws and regulations in the U.S. relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the disposal of waste and other materials. Numerous governmental entities, including the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may, among other things (i) require the acquisition of permits to take fresh water from surface water and groundwater, construct pipelines or containment facilities, drill wells and other regulated activities; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into non-producing belowground formations; (iii) limit or prohibit our operations on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations; (v) impose specific safety and health criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from our operations. Any failure on our part or the part of our customers to comply with these laws and regulations could result in the impairment or cancellation of operations, assessment of sanctions, including administrative, civil and criminal penalties, injunctions, reputational damage, the imposition of investigatory, remedial, and corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects; and the issuance of injunctions restricting or prohibiting some or all of our activities in a particular area.
The trend in U.S. environmental regulation is typically to place more restrictions and limitations on activities that may affect the environment. Any new laws and regulations, amendment of existing laws and regulations, reinterpretation of legal requirements or increased governmental enforcement that result in more stringent and costly construction, completion or water-management activities, or waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. The following is a summary of the more significant existing environmental and occupational safety and health laws in the U.S., as amended from time to time, to which our operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.
Hazardous substances and wastes. The federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA, and instead are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our and our oil and gas producing customers’ costs to manage and dispose of generated wastes, which could have a material adverse effect on our and our customers’ results of operations and financial position.
Wastes containing naturally occurring radioactive materials (“NORM”) may also be generated in connection with our operations. Certain processes used to produce oil and gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is subject primarily to individual state radiation control regulations. Texas and New Mexico have both enacted regulations governing the handling, treatment, storage and disposal of NORM. In addition, NORM handling and management activities are governed by regulations promulgated by the U.S. Occupational Safety and Health Administration (“OSHA”). These state and OSHA regulations impose certain requirements concerning worker protection, the treatment, storage and disposal of NORM waste, the management of waste piles, containers and tanks containing NORM, as well as restrictions on the uses of land with NORM contamination.
The federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the hazardous substance release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.
Water discharges and use. The Federal Water Pollution Control Act, also known as the Clean Water Act (“CWA”), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
The CWA also prohibits the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by permit. In 2015, the EPA and the U.S. Army Corps of Engineers (the “Corps”) under the Obama Administration published a final rule attempting to clarify the federal jurisdictional reach over waters of the U.S. However, the EPA rescinded this rule in 2019 and promulgated the Navigable Waters Protection Rule in 2020. The Navigable Waters Protection Rule defined what waters qualify as navigable waters of the United States under Clean Water Act jurisdiction. This new rule has generally been viewed as narrowing the scope of waters of the United States as compared to the 2015 rule, but litigation in multiple federal district courts is currently challenging the rescission of the 2015 rule and the promulgation of the Navigable Waters Protection Rule.
Separately, in April 2020, a Montana federal judge vacated the Corps’ Nationwide Permit (“NWP”) 12 and enjoined the Corps from authorizing any dredge or fill activities under NWP 12 until the agency completed formal consultation with the U.S. Fish and Wildlife Service (the “USFWS”) under the Endangered Species Act (the “ESA”) regarding NWP 12 generally. The court later revised its order to vacate NWP 12 only as it relates to the construction of new oil and natural gas pipelines, and that order is currently on appeal in the Ninth Circuit Court of Appeals. The Supreme Court narrowed the applicability of the order to the Keystone XL pipeline pending the outcome of the Ninth Circuit’s decision, and in May 2021 the Biden Administration argued that this suit is now moot given the discontinuation of the Keystone XL pipeline. Further, the Corps reissued NWP 12 in as well as other NWPs in 2021 without consulting with USFWS, and environmentalists have challenged the re-issuance on that basis in federal court.
Water handling facilities and induced seismicity. Saltwater disposal via underground injection is regulated pursuant to the Underground Injection Control (“UIC”) program established under the federal Safe Drinking Water Act (the “SDWA”) and analogous state and local laws and regulations. The UIC program includes requirements for permitting, testing, monitoring, recordkeeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. State regulations require a permit from the applicable regulatory agencies to operate underground injection wells. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in suspension of our UIC permit, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third-parties claiming damages for alternative water supplies, property and personal injuries. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced waters and other substances, which could affect our business.
Furthermore, in response to seismic events in the past several years near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities, federal and some state agencies are investigating whether such wells have caused increased seismic activity, and some states have restricted, suspended or shut down the use of such disposal wells. In response to these concerns, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, in October 2014, the Texas Railroad Commission (the “TRC”), adopted disposal well rule amendments designed, among other things, to require applicants for new disposal wells that will receive non-hazardous produced water or other oil and natural gas waste to conduct seismic activity searches utilizing the U.S. Geological Survey. The searches are intended to determine the potential for earthquakes within a circular area of 100 square miles around a proposed new disposal well. If the permittee or an applicant for a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone, or if scientific data indicates such a disposal well is likely to be, or determined to be, contributing to seismic activity, then the TRC may deny, modify, suspend or terminate the permit application or existing operating permit for that disposal well. The TRC has used this authority to deny permits for waste disposal wells. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of produced water gathered from our customers by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition, and results of operations.
Hydraulic fracturing activities. Hydraulic fracturing involves the injection of water, sand or other proppants and chemical additives under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is an important and common practice that is typically regulated by state oil and natural gas commissions or similar agencies. However, the practice continues to be controversial in certain parts of the country, resulting in increased scrutiny and regulation of the hydraulic fracturing process, including by federal agencies that have asserted regulatory authority or pursued investigations over certain aspects of the hydraulic fracturing process. For example, the EPA has asserted regulatory authority pursuant to the SDWA UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities, as well as published an Advanced Notice of Proposed Rulemaking regarding Toxic Substances Control Act (“TSCA”) reporting of the chemical substances and mixtures used in hydraulic fracturing.
Additionally, in 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Also, in late 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under some circumstances.

Various policy makers, regulatory agencies and political candidates at the federal, state and local levels have proposed restrictions on hydraulic fracturing, including its outright prohibition. In January 2021, President Biden signed an executive order that instructed the Secretary of the Interior to pause new oil and natural gas leases on public lands pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices. Following that executive order, the acting Secretary of the Interior issued an order imposing a 60-day pause on the issuance of new leases, permits and right-of-way grants for oil and gas drilling on federal lands, unless approved by senior officials at the Department of the Interior. In March 2021, prior to the expiration of the Secretary of the Interior’s order, President Biden announced that career staff at the Department of the Interior would resume processing oil and gas drilling permits. The full impact of these federal actions remains unclear, and if other restrictions or prohibitions become effective in the future, they could have an adverse impact on our business, financial condition, results of operations and cash flows. Some state and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. In recent years, for example, various bills have been introduced in the New Mexico Senate to place a moratorium on hydraulic fracturing.
In the event that new federal, state or local restrictions or bans on the hydraulic fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such requirements that may be significant in nature and our customers could experience added restrictions, delays or cancellations in their exploration, development, or production activities, which would in turn reduce the demand for our services and have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
Air Emissions. The U.S. Clean Air Act (“CAA”) and comparable state laws restrict the emission of air pollutants from many sources through air emissions standards, construction and operating permit programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our projects as well as our customers’ development of oil and gas projects. Over the next several years, we or our customers may incur certain capital expenditures for air pollution control equipment or other air emissions-related issues. For example, in 2015, the EPA issued a final rule under the CAA, lowering the National Ambient Air Quality Standard (“NAAQS”) for ground-level ozone from the current standard of 75 parts per million to 70 parts per million under both the primary and secondary standards to provide requisite protection of public health and welfare, respectively. Since that time, the EPA has issued area designations with respect to ground-level ozone and final requirements that apply to state, local, and tribal air agencies for implementing the 2015 NAAQS for ground-level ozone.
Climate Change. Climate change continues to attract considerable public, political and scientific attention. As a result, numerous regulatory initiatives have been enacted, and are likely to continue to be developed, at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. At the federal level, in December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA.
President Biden and the Democratic Party, which now controls Congress, have identified climate change as a priority, and it is expected that new executive orders, regulatory action and/or legislation targeting greenhouse gas emissions, or prohibiting or restricting oil and gas development activities in certain areas, will be proposed and/or promulgated during the Biden Administration. The Biden Administration, for example, reentered the United States into the Paris Agreement in February 2021. In addition, the Biden Administration has already issued multiple executive orders pertaining to environmental regulations and climate change, including the Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis and Executive Order on Tackling the Climate Crisis at Home and Abroad. In the latter executive order, President Biden established climate change as a primary foreign policy and national security consideration, affirmed that achieving net-zero greenhouse gas emissions by or before midcentury is a critical priority, affirmed the Biden Administration’s desire to establish the United States as a leader in addressing climate change, generally further integrated climate change and environmental justice considerations into government agencies’ decisionmaking, and eliminated fossil fuel subsidies, among other measures. Under the Paris Agreement, the Biden Administration has committed the United States to reducing its greenhouse gas emissions by 50-52% from 2005 levels by 2030.
While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce emissions of GHGs in recent years. In the absence of Congressional action, many states have established rules aimed at reducing or tracking GHG emissions. In January 2019, New Mexico’s governor signed an executive order declaring that New Mexico would support the goals of the Paris Agreement by joining the U.S. Climate Alliance, a bipartisan coalition of governors committed to reducing greenhouse gas emissions consistent with the goals of the Paris Agreement. The stated objective of the executive order is to achieve a statewide reduction in greenhouse gas emissions of at least 45% by 2030 as compared to 2005 levels. The executive order also requires New Mexico regulatory agencies to create an “enforceable regulatory framework” to ensure methane emission reductions. Pursuant to that executive order, in 2020, the New Mexico Oil Conservation Division and New Mexico Environment Department proposed certain rules regarding the reduction of natural gas waste and the control of emissions. Those proposed rules, if implemented, would include, among other things, requirements that upstream and midstream operators reduce natural gas waste by a fixed amount each year and achieve a 98% natural gas capture rate by the end of 2026. Similar efforts have been made in the New Mexico state legislature, including a 2021 bill that would set greenhouse gas emission reduction goals.
Many states have also established or begin participating in GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and natural gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.
Endangered Species. The federal Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the federal Migratory Bird Treaty Act (the “MBTA”) and Bald and Golden Eagle Protection Act (“BGEPA”). To the degree that species listed under the ESA or similar state laws, or are protected under the MBTA or BGEPA, live in the areas where we or our oil and gas producing customers operate, our and our customers’ abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customers’ drilling activities may be delayed, restricted, or cancelled in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species. In addition, the U.S. Fish & Wildlife Service (the “FWS”) may make determinations on the listing of unlisted species as endangered or threatened under the ESA. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers’ operations to become subject to operating restrictions or bans and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state, and private lands.
Chemical Safety. We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as TSCA in the U.S. These laws and regulations change frequently and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. For example, in 2016, President Obama signed into law the Frank R. Lautenberg Chemical Safety for the 21st Century Act (the “Lautenberg Act”), which substantially revised TSCA. Amongst other items, the Lautenberg Act eliminated the cost-benefit approach to analyzing chemical safety concerns with a health-based safety standard and requires all chemicals in commerce, including those “grandfathered” under TSCA, to undergo a safety review. The Lautenberg Act also requires safety findings before a new chemical can enter the market. Although it is not possible at this time to predict how EPA will implement and interpret the new provisions of the Lautenberg Act, or how legislation or new regulations that may be adopted pursuant to these regulatory and legislative efforts would impact our business, any new restrictions on the development of new products, increases in regulation, or disclosure of confidential, competitive information could have an adverse effect on our operations and our cost of doing business.
Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. These concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in environmental, health and safety regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability.
Occupational Safety and Health and other legal requirements. We are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA’s hazard communication standard, the EPA’s Emergency Planning and Community Right-to-Know Act and comparable state regulations and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements.
Legal Matters
We are from time to time involved in various claims, litigation matters, contract negotiations and disputes, and we anticipate that we will be involved in such matters from time to time in the future. The operating hazards inherent in our business expose us to claims and litigation, including personal injury litigation, environmental litigation, contractual litigation with customers, intellectual property litigation, tax or securities litigation and administrative actions by regulatory agencies. Risks associated with litigation include potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters. We may also be subject to significant legal costs in defending these actions, which we may or may not be able to recoup depending on the results of such claim.

MANAGEMENT
Set forth below are the name, age, position and description of the business experience of our executive officers, directors and director nominees, as of June , 2021, who will continue in such positions at the time of this offering.
Name	Age	Position
William A. Zartler	55	Chairman and Chief Executive Officer
Amanda M. Brock	60	Director and President and Chief Operating Officer
Brenda R. Schroer	45	Chief Financial Officer
William A. Zartler—Chairman and Chief Executive Officer. William A. Zartler has served as the Chairman and Chief Executive Officer of Solaris Inc. since May 2021 and of our predecessor since 2015. Mr. Zartler founded Solaris Oilfield Infrastructure, Inc. (NYSE:SOI) and has served as its Chairman and Chief Executive Officer since 2014. Mr. Zartler brings over 30 years of experience to Solaris, with an extensive background in both energy investing and managing growth businesses. Prior to founding Solaris and Solaris Oilfield Infrastructure, Inc., Mr. Zartler was a Founder and Managing Partner of Denham Capital Management, a global energy and commodities private equity firm. He led Denham’s global investing activity in the midstream and oilfield services sectors and served on the investment and executive committees. While at Denham, Mr. Zartler served on the boards of numerous portfolio companies, including NGL Energy Partners (NYSE:NGL). Mr. Zartler received a Bachelor of Science in Mechanical Engineering from The University of Texas at Austin and a Master of Business Administration from Texas A&M University. He completed the Stanford Business School Executive Program and serves on the Advisory Board of the Cockrell School of Engineering at The University of Texas at Austin and the Board of Directors of the Texas Business Hall of Fame Foundation.
We believe that Mr. Zartler’s industry experience and deep knowledge of our business makes him well suited to serve as a member of our board of directors.
Amanda M. Brock—Director and President and Chief Operating Officer. Amanda M. Brock has served as the Director and President and Chief Operating Officer of Solaris Inc. since May 2021 and of our predecessor since 2017. Ms. Brock has spent her career focused in the global oil and gas, power and water sectors. Before joining Solaris, Ms. Brock was Chief Executive Officer of Water Standard, a water treatment company focused on desalination and produced water treatment and recycling in both the upstream and downstream energy industry, from 2009 to 2017. Previously, Ms. Brock was President of the Americas for Azurix and was responsible for developing water infrastructure and services in the Americas. Ms. Brock has served on the board of Cabot Oil & Gas Corporation (NYSE:COG) since 2017 and the board of Macquarie Infrastructure Corporation (NYSE:MIC) since September 2018. Ms. Brock is also the incoming chair of the Texas Business Hall of Fame. She previously served on the Board of Trustees of LSU Law School, and the Texas Water Commission. She completed her undergraduate degree in South Africa and earned her law degree at Louisiana State University, where she was a member of the Law Review, and began her career as a lawyer at Vinson & Elkins LLP.
Ms. Brock has broad knowledge of the energy industry and significant experience with water infrastructure companies. We believe her skills and background qualify her to serve as a member of our board of directors.
Brenda R. Schroer—Chief Financial Officer. Brenda R. Schroer has served as the Chief Financial Officer of Solaris Inc. since May 2021. Ms. Schroer served as the Interim Chief Financial Officer of our predecessor from March 2021 until being appointed as the Chief Financial Officer of our predecessor in June 2021. Ms. Schroer previously served as the the Senior Vice President, Chief Financial Officer and Treasurer of Concho from January 2019 through January 2021. She also served as the Senior Vice President, Chief Accounting Officer and Treasurer of Concho from May 2017 to January 2019. Ms. Schroer joined Concho in 2013, and held other roles including Vice President, Chief Accounting Officer and Treasurer. Prior to joining Concho, Ms. Schroer was with Ernst & Young LLP since 1999. Her most recent position was Americas Oil & Gas Sector Resident within the national audit practice. Ms. Schroer has served on the board of Antero Resources Corporation (NYSE:AR) since April 2021. Ms. Schroer received a Bachelor of Business Administration in Accounting from West Texas A&M University and a Master of Science in Accounting from Texas A&M University. Ms. Schroer is a certified public accountant in the state of Texas.

Composition of Our Board of Directors
Upon the consummation of the offering, our board of directors will consist of     directors. In accordance with our amended and restated certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than     persons nor more than     persons.
In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.
Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any director may only be removed for “cause” by the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.
Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. In connection with this offering    ,     and     will be designated as Class I directors,    ,     and    will be designated as Class II directors, and    ,     and     will be designated as Class III directors. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.
Role of our Board in Risk Oversight
We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of our company. Our board of directors focuses its oversight on the most significant risks facing our company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of our senior management on areas of material risk to our company, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on our company.
Director Independence
The board of directors has determined that each of    ,     and     are independent within the meaning of the listing standards of the NYSE or the Nasdaq, as applicable, currently in effect and that    ,     and     are independent within the meaning of 10A-3 of the Exchange Act.
Board Committees
Following the completion of this offering, the board committees will include an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management, or the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of its advisors. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of either the NYSE or the Nasdaq, as applicable.
Upon the completion of this offering,    ,     and     are expected to be the members of our audit committee. The board of directors has determined that     qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act and that each of    ,     and     are independent for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the NYSE or the Nasdaq, as applicable. We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and the NYSE or the Nasdaq, as applicable.
Compensation Committee
The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of either the NYSE or the Nasdaq, as applicable.
The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plans. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of equity grants under our equity incentive plans.
Upon the completion of this offering,    ,     and     are expected to be the members of our compensation committee.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE or the Nasdaq, as applicable.
Upon the completion of this offering,    ,     and     are expected to be the members of our nominating and corporate governance committee.
Compensation Committee Interlocks and Insider Participation
Except as disclosed under “Certain Relationships and Related Party Transactions,” none of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors.
Code of Business Conduct and Ethics
Prior to the effective date of the registration statement of which this prospectus is a part, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of either the NYSE or the Nasdaq. Our code of business conduct and ethics will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of business conduct and ethics in situations where questions are presented to it. We expect that any amendments to the code or any waivers of its requirements applicable to our principal executive, financial or accounting officer, or controller will be disclosed on our website at www.solariswater.com as required by applicable U.S. federal securities laws and the corporate governance rules of either the NYSE or the Nasdaq.
Corporate Governance Guidelines
Prior to the effective date of the registration statement of which this prospectus is a part, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of either the NYSE or the Nasdaq.

EXECUTIVE COMPENSATION
Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2020 (the “2020 Fiscal Year”) are as follows:
•	William A. Zartler, our Chairman and Chief Executive Officer;
•	Amanda M. Brock, our President and Chief Operating Officer; and
•	Chris B. Work, our former Chief Financial Officer.
Mr. Work resigned from his position and terminated employment with the Company effective as of November, 30, 2020, at which time Mr. Zartler and Ms. Brock assumed his responsibilities. As of the end of the 2020 Fiscal Year, we had only two executive officers. Following the end of the 2020 Fiscal Year, we appointed Brenda R. Schroer as our Chief Financial Officer. Although she served as a member of our board of directors in 2020, Ms. Schroer was not employed by us at any time during the 2020 Fiscal Year and received no compensation for her services as a director.
2020 Summary Compensation Table
The table below sets forth the annual compensation earned by or granted to the NEOs during the 2020 Fiscal Year.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	All Other Compensation ($)(2)	Total ($)
William A. Zartler Chairman and Chief Executive Officer	2020	381,808	250,000	7,266	639,074
Amanda M. Brock President and Chief Operating Officer	2020	328,173	255,000	11,400	594,573
Chris B. Work Former Chief Financial Officer	2020	271,060	—	136,837	407,897
(1)
We typically have 26 payroll periods in each calendar year; however salary amounts for 2020 include one additional payroll period resulting in numbers that slightly exceed the executive’s annual base salary for the year.

(2)
Amounts in this column represent: (i) matching contributions under the Company’s 401(k) plan during the 2020 Fiscal Year for each NEO, and (ii) a $100,000 severance payment and $25,437 in accrued but unused paid time off that were paid to Mr. Work in connection with his November 2020 departure.

Narrative Disclosure to Summary Compensation Table
Base Salaries
At the start of the 2020 Fiscal Year, Mr. Zartler, Ms. Brock and Mr. Work’s base salaries were set at $360,000, $300,000 and $275,000, respectively. Cost of living adjustments were approved in February of 2020, increasing Mr. Zartler, Ms. Brock and Mr. Work’s base salaries to $369,000, $307,500 and $281,875, respectively. Ms. Brock received a further annual base salary increase to $340,000 in September of 2020 in order to provide her with a more market competitive salary given her role and responsibilities.
For the 2021 Fiscal Year, Mr. Zartler’s base salary has been increased to $374,170 and Ms. Brock’s base salary has been increased to $364,760, as part of annual cost of living adjustments as well as in recognition of strong performance.
Annual Bonus
We maintained a discretionary bonus program for the 2020 Fiscal Year. Under this program, Mr. Zartler assessed the performance of Ms. Brock and recommended her 2020 bonus amount to our board of directors for approval. Our board of directors assessed the performance of Mr. Zartler and determined his final bonus amount. Our board retained ultimate discretion for determining final bonus payouts for all NEOs. Neither officer was present during any discussions concerning his or her own bonus payments. Mr. Work was not eligible for a 2020 annual bonus given his departure prior to fiscal year end.

In determining the final bonus amounts set forth in the Summary Compensation Table above, our board of directors considered the company’s growth in earnings, volumes, completion of a strategic transaction with Concho, water recycling business growth, safety and environmental performance and each individual’s performance. With respect to his bonus, in addition to the aforementioned considerations, the board of directors also considered Mr. Zartler’s leadership of the company through the dynamic market conditions driven by the Covid 19 pandemic. In addition, with respect to Ms. Brock’s bonus, the board also considered her contribution to the growth and stability of the company through the market uncertainty created by the Covid 19 pandemic.
Profits Units
We have historically provided long-term incentive compensation to our key employees and officers, including our NEOs, through the issuance of Class C units to Solaris Midstream Investment, LLC (“Solaris Investment”), which then issues a corresponding number of Class C units (“Profits Units”) to the applicable grantee pursuant to a grant agreement. The Profits Units are intended to be profits interests for U.S. federal income tax purposes, and generally subject to specified vesting requirements as provided in the grant agreement, entitle the recipient to receive a portion of Solaris Investment distributions after the company’s other unitholders receive a return of their capital plus an 8% preferred return.
Although our NEOs did not receive any grants of Profits Units during the 2020 Fiscal Year, on September 21, 2016, Mr. Zartler received a grant of 230,000 Profits Units, and on November 15, 2017 and March 7, 2019, Ms. Brock received grants of 100,000 and 40,000 Profits Units, respectively. Pursuant to the applicable grant agreements, 60% of these Profits Units vest in equal installments on the first, second, and third anniversaries of the grant date and 40% of the Profits Units vest, generally subject to the grantee’s continued employment though a monetization event, which includes the consummation of this public offering. Mr. Work was granted 100,000 Profits Units on September 21, 2016 and 20,000 Profits Units on October 24, 2018. In connection with his separation, his 2016 grant was fully vested and he vested in 8,000 of the Profits Units granted in 2018. All other unvested Profits Units were forfeited.
A total of 1,000,000 Profits Units are authorized under the Limited Liability Company Agreement of Solaris Investment and as of May 15, 2021, a total of 876,250 Profits Units were issued. In connection with this offering any unallocated Profits Units are expected to be allocated among current Profits Units holders.
The Profits Units held by Mr. Zartler and Ms. Brock are subject to certain treatment upon a termination of employment, as described under “Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Profits Units” below. The grant agreements also include customary post-termination non-competition and non-solicitation covenants as well as non-disparagement, confidentiality and intellectual property assignment provisions.
Separation and Severance Agreements
On September 29, 2020, we entered into a Separation Agreement and Release with Mr. Work (the “Work Separation Agreement”). Pursuant to the terms of the Work Separation Agreement, Mr. Work resigned as our Chief Financial Officer effective as of November 30, 2020, following a negotiated transition period. Under the Work Separation Agreement, Mr. Work received a $100,000 cash severance payment and accelerated vesting of certain of his Profits Units, as described above under “Narrative Disclosure to Summary Compensation Table—Profits Units.” The Work Separation Agreement also included a general release of claims in our favor.
Although Mr. Zartler and Ms. Brock were not subject to any severance plans or agreements as of the end of Fiscal Year 2020, on January 29, 2021 we entered into letter agreements (the “Severance Agreements”) with each of these NEOs that provide certain severance protections in the event of a termination without cause. These agreements are described further under “Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Severance Agreements” below.

Outstanding Equity Awards at 2020 Fiscal Year-End
The table below reflects information regarding vested and unvested Profits Units held by the NEOs as of December 31, 2020.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price(5)	Option Expiration Date(4)
William A. Zartler	138,000	—	92,000	N/A	N/A
Amanda M. Brock	68,000	16,000	56,000	N/A	N/A
Chris B. Work	108,000	—	—	N/A	N/A
(1)
Although the Profits Units do not require the payment of an exercise price, they are most economically similar to stock options, and as such, they are more properly classified as “options” under the definition provided in Item 402 of Regulation S-K as an instrument with an “option-like feature.”

(2)
Amounts in this column represent vested Profits Units. Unlike an option, these are not “exercisable” at the holder’s election, but rather entitle to holder to participate in certain distributions as described under “Narrative Disclosure to Summary Compensation Table—Profits Units” above.

(3)
Amounts in this column represent unvested Profits Units, which will vest as to one-half on March 7, 2021 and one-half on March 7, 2022, subject to the NEO’s continued employment through each vesting date.

(4)
Amounts in this column represent unvested Profits Units, which will vest only upon the occurrence of a monetization event, subject to the NEO’s continued employment through such event. The consummation of this offering will be a monetization event for these purposes.

(5)	The Profits Units are not traditional options, and therefore, there is no exercise price or expiration date associated with them.
Retirement Benefits
The Company has not maintained, and does not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. The companies’ 401(k) plans currently provide a dollar-for-dollar matching contribution on up to 4% of a participant’s eligible deferred compensation.
Potential Payments Upon Termination or a Change in Control
Profits Units
Unvested Profits Units are generally forfeited upon any termination of employment and vested Profits Units are generally forfeited in the event of a holder’s termination of employment for cause or resignation without good reason. However, the Profits Unit grant agreements also provide that in the event that the applicable NEO is terminated without cause or resigns for good reason within 6 months prior to the date of a monetization event, the NEO will be deemed to have not forfeited any unvested profits units in connection with such termination of employment and will immediately vest in any unvested Profits Units immediately prior to the monetization event.
As used in the grant agreements and Severance Agreements, which are discussed further below:
•
“Cause” generally means (a) commission of an act of fraud, theft or embezzlement or being convicted of, or pleading guilty or nolo contendere to, any felony that (as to any such felony) would reasonably be expected to result in damage or injury to the Company or its affiliates, or to the reputation of any such party; (b) commission of an act constituting gross negligence or willful misconduct that is materially harmful to the Company or its affiliates; (c) engaging in any action that is a violation of a material covenant or agreement of the grantee in favor of the Company or its affiliates that, if curable, is not cured within 15 days of receipt by the grantee of written notice of such violation, (d) material breach of any material covenant or agreement of the grantee under any confidentiality, noncompetition, non-disparagement, non-solicitation or similar agreement, including the provisions contained in the Profits Unit grant agreement; (e) engaging in habitual drug or alcohol abuse; or (f) failure or refusal to use good faith efforts to follow the reasonable directions of his or her supervisor; and

•
“good reason” generally means (a) a material reduction in status, title, position or responsibilities without the agreement of the grantee; (b) a material reduction in annual base salary or failure to pay salary amounts; (c) a material breach by the Company of an agreement with the grantee; or the relocation of the grantee’s principal offices by more than 50 miles, and is subject to a notice and cure period.

Severance Agreements
Under the Severance Agreements, in the event of a termination of employment by the Company without cause that occurs prior to or more than nine months following a monetization event (which includes the consummation of this offering) the applicable NEO may elect to either (i) receive 12 months of continued base salary and be subject to a 12-month post-termination non-competition covenant, or (ii) forego any severance payment, forfeit all vested and unvested Profits Units and be subject to a 6-month post termination non-competition covenant. Upon a termination without cause that occurs within nine months following a monetization event, including the consummation of this offering, the first option noted above will automatically apply. Under the Severance Agreements, in the event of the NEO’s voluntary resignation of employment without good reason, the post-termination non-compete and non-solicitation period will automatically be reduced from 18 to 12 months post-termination.
2021 Equity Incentive Plan
In advance of the offering, we expect to adopt the Solaris Water, Inc. 2021 Equity Incentive Plan (the “2021 Plan”). The purpose of the 2021 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other incentive compensation. The objectives of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Company through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2021 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (SARs), alone or in conjunction with other awards; restricted stock and restricted stock units (RSUs); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as Awards.
The following description of the 2021 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2021 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2021 Plan.
Administration
The 2021 Plan will be administered by our compensation committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2021 Plan, to administer and interpret the 2021 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.
Stock Subject to 2021 Plan
The maximum number of shares of Class A common stock that may be issued under the 2021 Plan will not exceed     shares (the “Share Pool”), subject to certain adjustments in the event of a change in our capitalization. The Share Pool will be increased on January 1 of each calendar year beginning in 2022 by a number of shares equal to  % of the outstanding shares of Class A common stock on such date. Shares of Class A common stock issued under the 2021 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2021 Plan, in whole or in part, the number of shares of Class A common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2021 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2021 Plan.

Limits on Non-Employee Director Compensation
Under the 2021 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity will not exceed $    during any calendar year. However, during the calendar year in which a non-employee director first joins our Board or during any calendar year in which a non-employee director serves as chairman or lead director, such aggregate limit will instead be $   .
Types of Awards
Stock Options. All stock options granted under the 2021 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2021 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Class A common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of Class A common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.
Stock Appreciation Rights or SARs. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Class A common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Class A common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion.
Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.
Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.
Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.
Performance Criteria. The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.
Transferability
Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Amendment and Termination
Our board of directors has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our board of directors in connection with this offering and will automatically terminate, unless earlier terminated by our board of directors, ten years after such approval by our board of directors.
Director Compensation
During the 2020 Fiscal Year, none of our directors received compensation for their service on our board of directors. In connection with this offering, we expect to put a compensation program in place for our non-employee directors.

CORPORATE REORGANIZATION
We were incorporated as a Delaware corporation in May 2021. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus (the “Reorganization”), we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries. The Solaris LLC Agreement will be amended and restated to, among other things, admit Solaris Inc. as the sole managing member of Solaris LLC.
In connection with this offering, (a) all of the membership interests in Solaris LLC held by the Existing Owners, will be converted into (i) a single class of units in Solaris LLC representing in the aggregate     Solaris LLC Units and (ii) the right to receive the distributions of shares of Class B common stock described in clause (c) below, (b) Solaris Inc. will issue and contribute     shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters’ option to purchase additional shares) and (c) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. In the event that we increase or decrease the number of shares of Class A common stock sold in this offering, the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively.
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions.
After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters’ option to purchase additional shares is not exercised:
•
the Existing Owners will own all of the Class B common stock, representing    % of our capital stock of which, (i) ConocoPhillips will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power), (ii) Trilantic will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power) and (iii) Yorktown will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power);

•	Solaris Inc. will own an approximate % interest in Solaris LLC; and
•	the Existing Owners will own an approximate % interest in Solaris LLC.
If the underwriters’ option to purchase additional shares is exercised in full:
•
the Existing Owners will own Class B common stock, representing    % of our capital stock (of which, (i) ConocoPhillips will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power), (ii) Trilantic will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power) and (iii) Yorktown will own approximately    % of our Class B common stock and an approximate    % interest in Solaris LLC (representing approximately    % of our combined economic interest and voting power);

•	Solaris Inc. will own an approximate % interest in Solaris LLC; and
•	the Existing Owners will own an approximate % interest in Solaris LLC.
Please see “Principal Stockholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.
Following this offering, under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”
The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”
Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Solaris Inc. These adjustments would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The Solaris LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Solaris LLC Agreement is qualified in its entirety by reference thereto.
Redemption Rights
Following this offering, under the Solaris LLC Agreement, the Existing Owners will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of their Solaris LLC Units for, at Solaris LLC’s election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the Existing Owners for, Solaris Inc.’s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder’s Solaris LLC Units. As the Existing Owners redeem their Solaris LLC Units, our membership interest in Solaris LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.
Distributions and Allocations
Under the Solaris LLC Agreement, we will have the right to determine when distributions will be made to the holders of Solaris LLC Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of Solaris LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units.
Solaris LLC will allocate its net income or net loss for each year to the holders of Solaris LLC Units pursuant to the terms of the Solaris LLC Agreement, and the holders of Solaris LLC Units, including Solaris Inc., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Solaris LLC. Net income and losses of Solaris LLC generally will be allocated to the holders of Solaris LLC Units on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Solaris LLC has available cash and subject to the terms of any future debt instruments, we intend to cause Solaris LLC to make (i) generally pro rata distributions to the holders of Solaris LLC Units, including Solaris Inc., in an amount at least sufficient to allow us to pay our taxes and (ii) non-pro rata payments to Solaris Inc. to reimburse us for our corporate and other overhead expenses.
Issuance of Equity
The Solaris LLC Agreement will provide that, except as otherwise determined by us, at any time Solaris Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Solaris Inc. with respect to such issuance, if any, shall be concurrently invested in Solaris LLC, and Solaris LLC shall issue to Solaris Inc. one Solaris LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Solaris Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Solaris LLC shall redeem, repurchase or otherwise acquire an equal number of Solaris LLC Units held by Solaris Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.
Competition
Under the Solaris LLC Agreement, the members have agreed that certain our Existing Owners, including     , and their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with our customers.
Dissolution
Solaris LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Solaris LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Solaris LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Solaris LLC Units owned by each of them.
Registration Rights Agreement
In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by such Existing Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.
Historical Transactions with Affiliates
Agreements with ConocoPhillips
In connection with the Concho Acquisitions, we entered into a water gathering and handling agreement that has a remaining term of greater than 12 years, pursuant to which Concho agreed to dedicate all of the produced water generated from its current and future acreage in a defined AMI, covering approximately 2.3 million acres, in New Mexico and Texas to us for gathering and handling. Under this agreement, we are paid a transportation and handling fee per barrel which, like most of our contracts, are subject to CPI-based adjustments.
As of December 31, 2020, we had supplied Concho with over 16 million barrels of recycled produced water. Our integrated pipeline network is located in or in close proximity to much of ConocoPhillips’ acreage, allowing us to provide them with significant volumes of recycled produced water.
On June 11, 2020, we acquired certain produced water handling and transportation assets in Lea County, New Mexico from a wholly owned subsidiary of Concho Resources, Inc., which was acquired by ConocoPhillips in January 2021. The net purchase consideration was $149.6 million, which comprised approximately $72.0 million of preferred equity, which was fully redeemed in April 2021, and $77.6 million of common equity. We processed 10.2 million barrels of produced water volumes associated with the Lea County Acquisition for the three months ended March 31, 2021.
Please also see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting the comparability of our results of operations—Lea County acquisition.”
Agreement with Solaris Energy Management, LLC
On September 14, 2016, we entered into an administrative services arrangement with Solaris Energy Management, LLC (“SEM”), a company owned by William A. Zartler, our Chairman and Chief Executive Officer, for the provision of certain personnel and administrative services at cost. The services provided by SEM in 2019 include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In 2020, services provided by SEM were administrative only. In addition, SEM provides office space, equipment and supplies to us under the administrative service agreement. For the year ended December 31, 2020, we incurred $0.5 million for these services. As of December 31, 2020, we had a prepaid balance to SEM of $0.2 million to cover upcoming rent and other expenses.
Blanco Aviation, LLC and Solaris Energy Capital, LLC
We are a party to an aircraft “dry” lease arrangement with Blanco Air Services, LLC, a company owned by William A. Zartler, for the use of certain aircrafts billed at an hourly rate. For the years ended December 31, 2020 and 2019, respectively, we incurred approximately $0.1 million and $0.2 million of general and administrative expenses that were paid on our behalf by Solaris Energy Capital, LLC, a company owned by William A. Zartler, to Blanco Aviation, LLC. As of December 31, 2020 and 2019, Solaris Energy Capital, LLC was due $0 and $0.02 million from us, respectively.

Corporate Reorganization
In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of Solaris LLC. Please read “Corporation Reorganization.”
Policies and Procedures for Review of Related Party Transactions
A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;
•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL STOCKHOLDERS
The following table presents information concerning the beneficial ownership of the shares of our Class A common stock and Class B common stock as of the date of this prospectus by:
•	each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock;
•	each of our named executive officers and directors; and
•	all of our executive officers and directors as a group.
This beneficial ownership information is presented after giving effect to the Reorganization and both before and after the issuance of Class A common stock in this offering (with and without the underwriters exercising their option to purchase additional Class A common stock in full). The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned, and assumes no exchange of Class B units for Class A common stock. In connection with this offering, we will issue to each Class B stockholder one share of Class B common stock for each Class B unit it beneficially owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Class B units each Class B stockholder will beneficially own immediately after this offering. See “Corporate Reorganization.”
Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Solaris Water, Inc., 9811 Katy Freeway, Suite 700, Houston, Texas 77024.
	Shares Beneficially Owned Prior to the Offering(1)			After the Offering if Underwriters’ Option is Not Exercised(1)			After the Offering if Underwriters’ Option is Exercised in Full(1)
Name of Beneficial Owner	Class A Common Stock Number	Class B Common Stock Number	Total Voting Power(2) %	Class A Common Stock Owned Number	Class B Common Stock Owned Number	Total Voting Power(2) %	Class A Common Stock Owned Number	Class B Common Stock Owned Number	Total Voting Power(2) %
5% Beneficial Owners:
Named Executive Officers and Directors:
William A. Zartler
Amanda M. Brock
Brenda R. Schroer
All executive officers and directors and as a group ( persons)
(1)
Subject to the terms of the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Person Transactions—Solaris LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a Solaris Unit Holder of its redemption right. As a result, beneficial ownership of Class B common stock and Solaris LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed.

(2)
Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Solaris LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Solaris Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Solaris Inc. equal to the number of Solaris LLC Units that they hold. See “Corporation Reorganization,” “Description of Capital Stock—Class A Common Stock” and “—Class B Common Stock.”

DESCRIPTION OF CAPITAL STOCK
Upon completion of this offering, the authorized capital stock of Solaris Inc. will consist of     shares of Class A common stock, $0.01 par value per share, of which     shares will be issued and     outstanding,     shares of Class B common stock, $0.01 par value per share, of which     shares will be issued and outstanding and     shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.
The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Solaris Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Class A Common Stock
Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.
Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.
Class B Common Stock
Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Solaris LLC Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Solaris Inc. equal to the aggregate number of Solaris LLC Units that it holds.
Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Solaris Inc.
Preferred Stock
Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time

one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of     shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE or the Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:
•
establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•
provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•
provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock entitled to vote thereon, voting together as a single class;

•
provide that special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•
provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•
provide that the affirmative vote of the holders of at least 75% of the voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office and such removal may only be for cause; and

•	provide that our amended and restated bylaws can be amended by the board of directors.
Corporate Opportunity
Under our amended and restated certificate of incorporation, to the extent permitted by law:
•
the Designated Parties have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if the Designated Parties acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and
•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.
Forum Selection
Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;
•
any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•
any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Registration Rights
For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Transfer Agent and Registrar
The Transfer Agent and Registrar for our Class A common stock is    .
Listing
We intend to apply to list our Class A common stock on either the NYSE or the Nasdaq under the symbol “   .”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
Sales of Restricted Shares
Upon the closing of this offering, we will have outstanding an aggregate of     shares of Class A common stock. Of these shares, all of the     shares of Class A common stock (or     shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
Each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units. Upon the exercise of the Redemption Right, Solaris LLC (or Solaris Inc., if it exercises the Call Right) will acquire each such Solaris LLC Unit for one share of Class A common stock (or, if Solaris Inc. or Solaris LLC, as applicable, so elects, an equivalent amount of cash). Upon consummation of this offering, the Existing Owners will hold     Solaris LLC Units (    Solaris LLC Units if the underwriters’ option to purchase additional shares is exercised in full), all of which (together with a corresponding number of shares of our Class B common stock) will be redeemable for     shares of our Class A common stock (    shares if the underwriters’ option to purchase additional shares is exercised in full). See “Certain Relationships and Related Party Transactions— Solaris LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:
•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and
•
    shares (    shares if the underwriters’ option to purchase additional shares is exercised in full) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-Up Agreements
We, all of our directors and officers and certain of the Existing Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE or the Nasdaq, as applicable, during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Stock Issued Under Employee Plans
We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal tax consequences of an investment in our Class A common stock by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances or to taxpayers subject to special tax rules (including a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, tax-exempt organization, financial institution, broker or dealer in securities or former U.S. citizen or resident). Except as specifically provided herein, this discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with U.S. federal income tax consequences to a Non-U.S. Holder that acquires our Class A common stock in this offering and holds our Class A common stock as a capital asset.
This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect.
A “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is an individual, corporation, trust or estate that is not, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership holds our Class A common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our Class A common stock should consult its tax advisor concerning the U.S. federal income and other tax consequences of investing in our Class A common stock.
This summary is included herein as general information only. Accordingly, each prospective purchaser of our Class A common stock is urged to consult its tax advisor with respect to U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.
If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Distributions
The distributions of cash or property that we make with regard to our Class A common stock (other than certain pro rata distributions of our stock) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the amount of a distribution exceeds our current or accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in its shares of our Class A common stock, and thereafter will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of Class A common stock. A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.
Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if such Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), that are attributable to a permanent establishment (or, for an individual, a fixed base) maintained by such Non-U.S. Holder within the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
Sale or Disposition of Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our Class A common stock, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States; (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our Class A common stock.
We believe that we may be, currently are, or could become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our Class A common stock by a Non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).
An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition and meets certain other conditions is taxed on its gains (including gains from the disposition of our common stock and net of applicable U.S. source losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder for whom gain recognized on the disposition of our common stock is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of a Non-U.S. Holder that is a foreign corporation, the branch profits tax discussed above generally may also apply.
U.S. Federal Estate Tax
Shares of Class A common stock owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of such person’s death will be included in such holder’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding
The amount of dividends or proceeds paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. A Non-U.S. Holder generally will be required to provide proper certification (usually on a Form W-8BEN or Form W-8BEN-E, as applicable) to establish that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our Class A common stock. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. Under proposed regulations, the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our Class A common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated    , 2021, we have agreed to sell to the underwriters named below, for whom     and     are acting as representatives, the following respective numbers of shares of Class A common stock:
Underwriter	Number of Shares

Total
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have granted the underwriters a 30-day option to purchase up to     additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.
The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus less a selling concession of $    per share. The underwriters may allow a discount of $    per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The following table summarizes the compensation and estimated expenses that we will pay:
	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions
Paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
We estimate that our out-of-pocket expenses for this offering will be approximately $    million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $    as set forth in the underwriting agreement.
In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of     and     for a period of 180 days after the date of this prospectus.
Each of our officers and directors have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of     and     for a period of 180 days after the date of this prospectus.

    and    , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements,     and     will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.
We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
We intend to apply for listing of our Class A common stock on the NYSE or Nasdaq under the symbol “   .” In order to meet one of the requirements for listing the Class A common stock on the NYSE or Nasdaq, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial owners.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•
In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or the Nasdaq or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters and one or more of the underwriters participating in this offering may distribute prospectuses electronically.
Selling Restrictions
European Economic Area & the United Kingdom
In relation to each Member State of the European Economic Area (each a “Member State”), no offer of shares of Class A common stock (the “Shares”) may be made to the public in that Member State other than:
(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Shares shall require our company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the representatives and our company that it is a qualified investor as defined in the Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each financial intermediary will be deemed to have represented, acknowledged, and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Shares to the public, other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged in with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or

subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”). Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA))

whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by    , Houston, Texas.
EXPERTS
The consolidated financial statements of Solaris Midstream Holdings, LLC as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.
The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.solariswater.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

GLOSSARY OF TERMS
The terms and abbreviations defined in this section are used throughout this prospectus:
AMI. Area of mutual interest.
BGEPA. The Bald and Golden Eagle Protection Act.
BLM. Bureau of Land Management.
bwpd. Barrels of water per day. A unit of measurement for the daily volume of produced water.
CAA. The United States Clean Air Act.
CERCLA. The federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the “Superfund law.”
Code. The Internal Revenue Code of 1986, as amended.
COVID-19. The infectious novel coronavirus disease caused by the “severe acute respiratory syndrome coronavirus 2” (SARS-CoV-2) virus.
CWA. The Federal Water Pollution Control Act, also known as the Clean Water Act.
Delaware Basin. A geologic depositional and structural basin in West Texas and southern New Mexico, which is a part of the Permian Basin.
E&P. Exploration and production.
Effective Acreage Captured. Gross acres underlying areas contracted with MVC contracts.
EPA. The United States Environmental Protection Agency.
ERISA. The Employee Retirement Income Security Act of 1974, as amended.
ESA. The Endangered Species Act.
ESG. Environmental, social and governance.
FCA. Financial Conduct Authority of the United Kingdom.
GAAP. Accounting principles generally accepted in the Unites States of America.
GHG. Greenhouse Gas.
IRS. The Internal Revenue Service.
kbwpd. One thousand barrels of water per day.
KPI. Key performance indicator.
LIBOR. London Inter-bank Offered Rate.
Midland Basin. A geologic depositional and structural basin in West Texas and southern New Mexico, which is a part of the Permian Basin (please read below).
MBTA. The federal Migratory Bird Treaty Act.
mmbw. One million barrels of water.
MVC. Minimum volume commitment.
NAAQS. National Ambient Air Quality Standard.
NORM. Naturally occurring radioactive materials.
NWP. Nationwide permit.
OPEC. The Organization of the Petroleum Exporting Countries.
OSHA. The United States Occupational Safety and Health Administration.
Permian Basin. A large sedimentary basin located in West Texas and southeastern New Mexico.
A-1

PTCE. Prohibited transaction class exemptions.
RCRA. The federal Resource Conservation and Recovery Act.
SDWA. The federal Safe Drinking Water Act.
Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002.
SEC. The United States Securities and Exchange Commission.
TRC. The Texas Railroad Commission.
TSCA. The Toxic Substances Control Act.
UIC. Underground Injection Control.
WTI. West Texas Intermediate, a crude oil pricing index reference.
A-2

Solaris Midstream Holdings, LLC
Condensed consolidated balance sheets
(Dollars in thousands, except per unit and unit amount)
(Unaudited)
	March 31, 2021	December 31, 2020
Assets
Cash and Cash Equivalents	$21,185	$24,932
Accounts Receivable, Net	21,607	22,457
Accounts Receivable from Affiliate	11,410	10,642
Other Receivables	2,826	3,722
Prepaids, Deposits and Other Current Assets	3,386	4,315
Total Current Assets	60,414	66,068

Fixed Assets
Property, Plant and Equipment	685,042	661,446
Accumulated Depreciation	(49,890)	(43,258)
Total Property, Plant and Equipment, Net	635,152	618,188
Intangibles, Net	329,384	337,535
Goodwill	34,585	34,585
Other Assets	3,199	1,429
Total Assets	$1,062,734	$1,057,805

Liabilities, Mezzanine Equity and Members' Equity
Accounts Payable	$14,132	$16,067
Accrued Payables to Affiliate	2,129	1,884
Accrued and Other Current Liabilities	31,523	27,838
Total Current Liabilities	47,784	45,789
Deferred Revenue Liability	1,151	1,300
Asset Retirement Obligation	5,562	5,291
Long-term Debt	297,000	297,000
Other Long-Term liabilities	124	132
Total Liabilities	351,621	349,512
Commitment and Contingencies (Note 10)
Mezzanine Equity:
Redeemable Preferred Units, $10,000.00 par value, 7,500 issued and 7,307 outstanding as of March 31, 2021 and December 31, 2020	74,371	74,378
Members' Equity
Class A units, $10.00 par value, 27,797,658 issued and outstanding as of March 31, 2021 and 27,797,207 issued and outstanding as of December 31, 2020	320,463	318,394
Class B units, $10.00 par value, 3,556,051 issued and outstanding as of March 31, 2021 and as of December 31, 2020	37,287	37,023
Class C units, $0.00 par value, 875,850 issued and outstanding as of March 31, 2021 and 806,100 issued and outstanding as of December 31, 2020	—	—
Class D units, $10.00 par value, 6,651,100 issued and outstanding as of March 31, 2021 and as of December 31, 2020	278,992	278,498
Total Members' Equity	636,742	633,915
Total Liabilities, Mezzanine Equity and Members' Equity	$1,062,734	$1,057,805
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Condensed consolidated statements of operations
(Dollars in thousands)
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Revenue
Produced Water Handling	$39,737	$33,256
Water Solutions	6,452	13,191
Total Revenue	46,189	46,447

Operating Costs and Expenses
Operating	20,754	29,270
General and Administrative	4,695	4,119
Depreciation, Amortization and Accretion	14,957	9,489
Loss on Disposal of Asset, Net	44	—
Transaction Costs	62	1,747
Abandoned Projects	211	634
Total Operating Expenses	40,723	45,259
Operating Income	5,466	1,188

Other Expense
Interest Expense, Net	2,651	1,590
Total Other Expense	2,651	1,590
Income (Loss) before Taxes	2,815	(402)
Income Taxes	—	4
Net Income (Loss)	$2,815	$(406)
Accretion and Dividend Related to Redeemable Preferred Units	7	—
Net Income (Loss) Attributable to Members' Equity	$2,822	$(406)
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Condensed consolidated statements of changes in members’ equity
(Dollars and units in thousands)
(Unaudited)
	Three Months Ended March 31, 2021
	Class A		Class B		Class C		Class D		Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2021	27,797	$318,394	3,556	$37,023	807	$—	6,651	$278,498	$633,915
Capital Contributions	1	5	—	—	—	—	—	—	5
Issuance of Class C Units	—	—	—	—	69	—	—	—	—
Accretion and Dividend related to Redeemable Preferred Units	—	5	—	1	—	—	—	1	7
Net Income	—	2,059	—	263	—	—	—	493	2,815
Balance at March 31, 2021	27,798	$320,463	3,556	$37,287	876	$—	6,651	$278,992	$636,742
	Three Months Ended March 31, 2020
	Class A		Class B		Class C		Class D		Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2020	22,104	$232,945	3,440	$36,296	833	$—	6,386	$276,267	$545,508
Forfeiture of Class C Units	—	—	—	—	(26)	—	—	—	—
Net Loss	—	(281)	—	(44)	—	—	—	(81)	(406)
Balance at March 31, 2020	22,104	$232,664	3,440	$36,252	807	$—	6,386	$276,186	$545,102
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Condensed consolidated statements of cash flows
(Dollars in thousands)
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Cash Flow from Operating Activities
Net Income (Loss)	$2,815	$(406)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by Operating Activities
Depreciation, Amortization and Accretion	14,957	9,489
Amortization of Deferred Financing Costs	214	162
Loss on Disposal of Asset, Net	44	—
Abandoned Projects	211	634
Changes in operating assets and liabilities:
Accounts Receivable	850	1,643
Accounts Receivable from Affiliate	(768)	2,358
Other Receivables	896	56
Prepaids, Deposits and Other Current Assets	923	747
Accounts Payable	(2,928)	3,366
Accrued Payables to Affiliate	246	2,243
Accrued Liabilities and Other	(737)	3,957
Deferred Revenue Liability	(149)	325
Net Cash Provided by Operating Activities	16,574	24,574
Cash Flow from Investing Activities
Property, Plant and Equipment Expenditures	(20,326)	(50,889)
Net Cash Used in Investing Activities	(20,326)	(50,889)
Cash Flow from Financing Activities
Proceeds from Credit Facility	—	40,000
Member's Contributions	5	—
Net Cash Provided by Financing Activities	5	40,000
Net (Decrease) Increase in Cash and Cash Equivalents	(3,747)	13,685

Cash and Cash Equivalents, Beginning of Period	24,932	7,083
Cash and Cash Equivalents, End of Period	$21,185	$20,768

Non-cash Investing Activities:
Capital Expenditures Incurred but Not Paid Included in Accounts Payable and Accrued Liabilities	$16,609	$54,711
Deferred Financing Costs Incurred but Not Paid Included in Accrued Liabilities	1,429	—
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Organization and background of business
Organization
Solaris Midstream Holdings, LLC, formed on November 19, 2015 (together with its subsidiaries, the “Company”), is an independent, environmentally-focused company headquartered in Houston, Texas, that provides sustainability-enhancing services to oil and natural gas operators. The Company builds long-term value through the development, construction and operation of integrated produced water handling and recycling infrastructure that provides high-capacity, comprehensive produced water management, recycling and supply solutions for many of the largest operators in the Permian Basin.
The Company’s assets are located in the Permian Basin in Texas and in New Mexico. The Company owns and operates produced water handling pipelines, water handling facilities, water recycling assets, water production wells and water storage facilities.
2. Summary of significant accounting policies
Basis of presentation
All dollar amounts, except per unit amounts, in the financial statements and tables in the notes are stated in thousands of dollars unless otherwise indicated. A complete discussion of the Company’s significant accounting policies is included in the Company’s Annual financial statements.
On January 15, 2021, ConocoPhillips acquired Concho Resources, Inc. (“Concho”). We refer to Concho as ConocoPhillips, their successor, throughout these condensed consolidated financial statements.
Interim financial statements
The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The condensed financial statements have not been audited by the Company’s independent registered public accounting firm, except that the condensed consolidated balance sheet at December 31, 2020 is derived from audited consolidated financial statements. In the opinion of management, such financial statements include the adjustments and accruals, all of which are of a normal recurring nature, which are necessary for a fair presentation of the results for the interim periods. These interim results are not necessarily indicative of results for a full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These unaudited consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020.
Principles of consolidation
The consolidated financial statements include the accounts of the Company and the wholly owned subsidiaries, Solaris Water Midstream, LLC, Solaris Midstream DB-TX, LLC, Solaris Midstream MB, LLC, Solaris Midstream DB-NM, LLC, 829 Martin County Pipeline, LLC and Clean H2O Technologies, LLC (collectively, the “subsidiaries”). All material intercompany transaction and balances have been eliminated upon consolidation.
Reclassification of prior year presentation
Certain 2020 amounts have been reclassified for consistency with the 2021 presentation. These reclassifications had no effect on the reported results of operations.
COVID-19 and global economic and market conditions
The COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has disrupted economies and industries around the world, including the oil and gas industry. The rapid spread of COVID-19 has led to the implementation of various responses, including federal, state and local government-imposed quarantines, shelter-in-place mandates, sweeping restrictions on travel and other public health and safety measures, nearly all of which have materially reduced global demand for crude oil. As a result of the COVID-19 outbreak and decline in oil prices in the earlier part of 2020, the Company had headcount reductions. The Company has subsequently refilled some of these positions as business started to recover and stabilize.
The extent to which COVID-19 will continue to affect the Company’s business, financial condition, results of operations and cash flows and the demand for services and products will depend on future developments, which are highly uncertain and cannot be predicted.
Segment Information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.
Use of estimates
In preparing the accompanying condensed consolidated financial statements, management has made certain estimates and assumptions that affect reported amounts in the condensed consolidated financial statements and disclosures of contingencies. Critical estimates the Company makes in the preparation of the condensed consolidated financial statements include, among others, determining the fair value of assets and liabilities acquired in acquisitions, the collectability of accounts receivable, useful lives of property, plant and equipment and amortizable intangible assets, the fair value of asset retirement obligations and accruals for environmental matters. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.
Accounts receivable
Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned but not yet billed, less an estimated allowance for doubtful accounts. Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers. The Company considers accounts receivable outstanding longer than the payment terms as past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of March 31, 2021 and December 31, 2020, the Company had $0.3 million and $0.4 million of allowance for doubtful accounts, respectively.
Property, plant and equipment
Certain interest costs have been capitalized as part of the cost of property, plant and equipment under development, including water handling facilities in progress and related facilities. Total interest costs capitalized during the three months ended March 31, 2021 and 2020 were $0.4 million and $1.2 million, respectively.
Definite-lived intangible assets
As of March 31, 2021 and December 31, 2020, the Company had $365.0 million of definite-lived intangible assets, respectively. These intangible assets are related to customer contracts that were acquired related to acquisitions that occurred in 2020, 2019 and 2017. Amortization on these assets is calculated either on the straight-line method or as a percentage of expected fair value of cash flows over the estimated lives of the contracts, which is based on estimates the Company believes are reasonable.

Revenue recognition
The Company currently generates revenue by providing services related to produced water handling and water solutions. The services related to produced water are fee-based arrangements and are based on the volume of water that flows through the Company’s systems and facilities while the sale of recycled produced water and groundwater are priced based on negotiated rates with the customer.
The Company has customer contracts that contain minimum transportation and/or disposal volume delivery requirements and the Company is entitled to deficiency payments if such minimum contractual volumes are not delivered by the customer. These deficiency amounts are based on fixed, daily minimum volumes (measured over monthly, quarterly and annual periods depending on the contract) at a fixed rate per barrel. The Company is typically entitled to shortfall payments if such minimum contractual obligations are not maintained by its customers. The Company invoices the customer on either a monthly, quarterly or annual basis, as provided in the contract.
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the contracts, the following steps must be performed at contract inception: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.
Revenues from produced water handling consist primarily of per barrel fees charged to customer for the use of the Company’s system and disposal services. For all of the Company’s produced water transfer and disposal contracts, revenue will be recognized over time utilizing the output method based on the volume of wastewater accepted from the customer. The Company determined that the performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits provided by its performance of services, typically as customers’ wastewater is accepted. The Company typically charges its customers a disposal and transportation fee on a per barrel basis under its contracts. In some contracts, the Company is entitled to shortfall payments if minimum contractual obligations are not satisfied by its customers. Minimum contractual obligations have not been maintained and thus the Company has recognized revenues related to shortfalls on such take or pay contractual obligations to date. Some contracts also have a mechanism that allows for shortfalls to be made up over a limited period of time. As of March 31, 2021 and December 31, 2020, the Company had long-term deferred revenue liability of $1.2 million and $1.3 million, respectively, related to these contracts.
For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time, based on when control of the product is transferred to the purchaser or customer.
Recent Accounting Pronouncements
Under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Company expects that it will meet the definition of an “emerging growth company,” which would allow the Company to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. The Company intends to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until the Company is no longer an emerging growth company.
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement was effective for public business entities for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in ASU 2017-04 are effective for private companies for fiscal years beginning after December 15, 2021 and interim periods within the fiscal year. The amendments in this ASU should be applied prospectively. The Company is evaluating the potential impact this new standard may have on the financial statements.

In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU was effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The ASU is effective for private companies for fiscal years beginning after December 15, 2022. The Company is evaluating the potential impact this new standard may have on the financial statements.
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public companies, the amendments were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For private companies, the amendments are effective for fiscal years beginning after December 15, 2021. The Company is evaluating the potential impact this new standard may have on the financial statements.
3. Intangible assets – Customer Contracts
The components of the intangibles are as follows:
Customer contracts	March 31, 2021	December 31, 2020
Gross value	$365,032	$365,032
Accumulated amortization	(35,648)	(27,497)
Net value	$329,384	$337,535
Customer contracts from the ConocoPhillips acquisitions and the 829 Pipeline acquisition are being amortized over estimated useful lives of 13 years and 5.7 years, respectively, through the term of the related contract.
The table below shows the expected amortization of intangibles as of March 31, 2021:
Amount
Remaining 2021	$24,454
2022	36,735
2023	37,404
2024	36,888
2025	35,050
Thereafter	158,853
Amortization expense was $8.2 million and $4.8 million for the three months ended March 31, 2021 and 2020, respectively.

4. Asset retirement obligations
The Company’s asset retirement obligations relate primarily to the dismantlement, removal, site reclamation and similar activities of its pipelines, water handling facilities and associated operations. A reconciliation of the Company’s asset retirement obligation is as follows:
	March 31, 2021	December 31, 2020
Asset retirement obligation – beginning of period	$5,291	$3,375
Liabilities incurred on acquisition	—	776
Liabilities incurred	204	936
Reduction due to assets sold	—	(22)
Accretion	67	226
Asset retirement obligation – end of period	$5,562	$5,291
Accretion expense was $0.07 million and $0.05 million for the three months ended March 31, 2021 and 2020, respectively.
5. Concentrations
For the three months ended March 31, 2021, ConocoPhillips accounted for 48.9% and Oxy USA Inc. accounted for 11.4% of the Company’s revenue. For the three months ended March 31, 2020, ConocoPhillips accounted for 32.9%, XTO Energy, Inc accounted for 11.3%, Oxy USA Inc. accounted for 11.0%, and Chevron accounted for 10.9% of the Company’s revenue.
As of March 31, 2021, ConocoPhillips accounted for 36.0%, Oxy USA Inc. accounted for 12.9% and XTO Energy Inc. accounted for 11.2% of the Company’s accounts receivable. As of March 31, 2020, ConocoPhillips accounted for 31.3%, XTO Energy Inc. accounted for 15.8%, and Marathon Oil Corporation accounted for 10.6% of the Company’s accounts receivable.
6. Accrued and Other Liabilities
The components of the Accrued and Other Liabilities are as follows:
	March 31, 2021	December 31, 2020
Accrued Operating Expenses	$17,433	$16,251
Accrued Capital Expenses	10,704	6,292
Accrued Interest Expense	2,619	2,661
Other	2,896	4,518
Total Accrued and Other Liabilities	$33,652	$29,722
7. Long-term debt
As of March 31, 2021 and December 31, 2020, under its Credit Facility with Wells Fargo Bank, National Association, the Company had $297.0 million in borrowings and $0.15 million in letter of credits outstanding with $5.5 million in revolving commitments available. Please see Note 12, Subsequent Events for recent changes to our long-term debt. At March 31, 2021, the Company was in compliance with all covenants contained in the Credit Facility.
8. Redeemable preferred units
On June 11, 2020, the Company issued 7,500 Redeemable Preferred Units (the “Preferred Units”) to ConocoPhillips as part of the consideration to acquire certain produced water handling, transportation and water disposal assets in Lea County, New Mexico. On April 1, 2021, we fully repaid and redeemed the Preferred Units with proceeds from our Senior Sustainability-Linked Notes offering. Please see Note 12, Subsequent Events for additional details.

ConocoPhillips had the option to convert the Preferred Units into Class A Units by way of exchange to satisfy current and any future cash capital commitments. The Preferred Units to be exchanged are valued at the Preferred Unit Liquidation Value in exchange for Class A Units valued at $10.00 per Class A Unit. “Preferred Unit Liquidation Value” means, with respect to each Preferred Unit, the sum of (a) the Preferred Unit Amount with respect to such Preferred Unit, plus (b) the amount of all cash distributions (including any preferred default distributions) accrued and unpaid with respect to such Preferred Unit, in each case, as of the time of determination. On November 9, 2020, the Company issued a capital call to ConocoPhillips for $1.9 million. ConocoPhillips elected to redeem 193 Preferred Units in exchange for 192,981 Class A Units to satisfy this call. As of March 31, 2021 and December 31, 2020, there were 7,307 Preferred Units outstanding.
Beginning in 2021, these Preferred Units were entitled to a distribution at various annual rates. The Company had the option of paying the distribution in kind for calendar years 2021 and 2022 at 10% and 12%, respectively. If the distribution is paid in cash, the annual rates are as follows: 7% in 2021, 10% for 2022 and 2023, and 13% for 2024 and 2025.
The Preferred Units would have been redeemable by ConocoPhillips at any time following the fifth anniversary of issuance. If, for any reason, the Company fails to timely redeem any Preferred Units when required, the holder of such Preferred Units may pursue any remedy existing at law or in equity for collection of the Preferred Unit Liquidation Value, which is the sum of (a) the Preferred Unit Amount with respect to such Preferred Unit, plus (b) the amount of all cash distributions accrued and unpaid with respect to such Preferred Unit, in each case, as of the time of determination, of each such Preferred Unit that has not been redeemed when required. The Company also had the option, at any time, to redeem, in whole or in part, the Preferred Units for cash in an amount equal to the Preferred Unit Liquidation value with respect to each unit redeemed.
The Preferred Units had no voting rights except to the extent expressly set forth in the LLC Agreement (as defined below). Each Preferred Unit shall entitle the holder thereof to one (1) vote on each matter as to which the Preferred Unitholders shall be entitled to vote, and the vote of all Preferred Unitholders, as a group, shall be determined by the vote of a majority in interest of the Preferred Unitholders.
The Preferred Units were initially recorded at their fair value based on assumptions made on its issuance date regarding how dividends would be paid and timing of redemption. Since the Preferred Units would have become redeemable by ConocoPhillips following the fifth anniversary of the issuance and were redeemable by the Company at any time, the Company had elected to accrete/amortize changes in the redemption value over the period from the date of issuance to the date that the instrument would have been redeemable, using the effective interest method. As of December 31, 2020, the Company had recognized $4.3 million of accretion related to the Preferred Units and had a $1.3 million premium recorded to the Preferred Units. During March 2021, it was determined that the Company would redeem the Preferred Units, subject to the closing of the Senior Sustainability-Linked Notes offering, and notice was provided to ConocoPhillips on March 26, 2021 regarding the Company’s intent to redeem the units on April 1, 2021. The Company elected to pay the distribution in cash for dividends earned during the first quarter of 2021 and due to notice being made, the Company revised its assumptions and estimates regarding the value of the Preferred Units. As a result, the Company recorded a net adjustment to the premium of $1.3 million that was offset by dividends earned of $1.3 million for the three months ended March 31, 2021.
9. Equity
The Company’s operations are governed by the provisions of a limited liability company agreement (the “LLC Agreement”). The LLC Agreement sets forth the rights and obligations of each class of membership interest. The Company currently has four classes of membership units outstanding – Class A, B, C, and D. Allocations of net income and loss are allocated to the members based on a hypothetical liquidation. The Class C units receive a share of distributions that would otherwise be payable to the Class A unitholders after the Class A unitholders achieve certain target returns on their invested capital (the “Class C Unit Waterfall”). Class B and Class D units are not burdened by the Class C Unit Waterfall.
In connection with the issuance of Class C units by the Company to Solaris Midstream Investment, LLC (“Solaris Investment”), Solaris Investment issues a corresponding number of Class C units (“Solaris Investment Profits Units”) to the members of Solaris Investment as specified in the limited liability company agreement of Solaris

Investment. Each such member of Solaris Investment then enters into a grant agreement (“Grant Agreement”), as set forth in the LLC Agreement, with the Company and Solaris Investment. The Solaris Investment Profits Units are subject to various vesting requirements as specified in the Grant Agreement. The value assigned to each unit as of its respective date of grant was de minimis.
For the three months ended March 31, 2021, the Company issued 69,750 Class C units and 250 Class C units were forfeited.
For the three months ended March 31, 2020, the Company did not issue any Class C units and 25,500 Class C units were forfeited.
10. Commitments and contingencies
In the normal course of business, the Company is subjected to various claims, legal actions, contract negotiations and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In management’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying consolidated financial statements.
The Company is also subject to various federal, state and local laws and regulations relating to the protection of the environment. As of March 31, 2021 and 2020, the Company recognized $0.1 million and $1.6 million of expenses, respectively, related to environmental matters that was recorded in Operating Expense. As of March 31, 2021 and December 31, 2020, the Company had insurance proceeds receivable of $2.8 million and $2.5 million, respectively, that the Company believes is probable to collect and is reasonably estimable. Although the Company believes these estimates are reasonable, actual results could differ from those estimates.
Additionally, the Company is party to a guarantee related to a lease agreement with Solaris Energy Management, LLC (“SEM”), a related party of the Company, on the rental of office space for the Company's corporate headquarters. As of March 31, 2021, the Company’s share of SEM’s future commitment related to this lease agreement is $3.3 million. Refer to Note 11, Related Party Transactions, for additional information regarding related party transactions recognized.
Other commitments
In the normal course of business, the Company has certain short-term purchase obligations and commitments for products and services, primarily related to purchases of long lead materials. As of March 31, 2021, the Company had purchase obligations and commitments of approximately $10.5 million due in the next twelve months.
The Company has offices in Midland, Texas and Carlsbad, New Mexico and the commitments related to these operating leases are $1.1 million as of March 31, 2021.
The Company is party to a surface use and compensation agreement by which the Company has agreed to a minimum annual payment for each of the first ten years, beginning in 2020, in exchange for certain rights to access and use the land for the limited purposes of conducting water operations for a period of thirteen years. The minimum annual payments are subject to netting against royalty payments paid. As of March 31, 2021, there are no minimum annual payments due until 2022.
The table below provides estimates of the timing of future payments that the Company is contractually obligated to make based on agreements in place as of March 31, 2021.
	Remaining 2021	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$10,520	$—	$—	$—	$—	$—	$10,520
Surface use and compensation agreement obligation	—	1,100	1,150	1,200	1,250	5,750	10,450
Operating leases	563	765	631	622	514	1,255	4,350
Total	$11,083	$1,865	$1,781	$1,822	$1,764	$7,005	$25,320
11. Related party transactions
On September 14, 2016, the Company entered into an administrative services arrangement with SEM for the provision of certain personnel and administrative services at cost. Beginning in 2020, services provided by SEM are administrative only. In addition, SEM provides office space, equipment and supplies to the Company under the administrative service agreement. For the three months ended March 31, 2021 and 2020, the Company incurred $0.2 million and $0.1 million for these services and were recorded in general and administrative expenses, respectively. As of March 31, 2021 and December 31, 2020, the Company had a no outstanding payables to SEM.
As of March 31, 2021 and December 31, 2020, the Company had a prepaid balance to SEM of $0.2 million to cover upcoming rent and other expenses.
The Company incurred $0.006 million and $0.03 million of general and administrative expenses that were paid on behalf of the Company by Solaris Energy Capital, LLC during the three months ended March 31, 2021 and 2020, respectively, and were recorded in general and administrative expenses. As of March 31, 2021 and December 31, 2020, Solaris Energy Capital, LLC was due $0.001 million and $0 from the Company, respectively, that was recorded in accounts payable.
ConocoPhillips, one of the principal owners of the Company, and the Company entered into a 13-year water gathering and handling agreement, pursuant to which ConocoPhillips agreed to dedicate all of the produced water generated from its current and future acreage in a defined AMI in New Mexico and Texas. As of March 31, 2021 and December 31, 2020, the Company had a receivable of $11.4 million and $10.6 million from ConocoPhillips, respectively, that was recorded in Accounts Receivable from Affiliates. As of March 31, 2021 and December 31, 2020, the Company had a payable of $2.1 million and $1.9 million to ConocoPhillips, respectively, that was recorded in Accrued Payables to Affiliate. The following table shows revenue and expenses from ConocoPhillips:
	March 31, 2021	March 31, 2020
Revenue	$22,595	$15,278
Operating expenses reimbursed to ConocoPhillips	801	2,140
Operating expenses reimbursed to ConocoPhillips are related to the Company’s reimbursement of ConocoPhillips’ costs for operating certain assets on the Company’s behalf between closing and the transfer of the acquired assets.
12. Subsequent events
Subsequent events have been evaluated through June 4, 2021, the date the condensed consolidated financial statements were available to be issued.
In April 2021, the Company issued $400.0 million aggregate principal amount of 7.625% Senior Sustainability-Linked Notes (the “notes”) due April 1, 2026. Proceeds from offering were used to repay $297.0 million of borrowings under the Credit Facility, redeem outstanding Redeemable Preferred Units for $74.4 million, and for general corporate purposes. The Company incurred $9.3 million of debt issuance costs related to the Senior Sustainability-Linked Notes.
The notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility. The notes are guaranteed on a senior unsecured basis by the Company. Interest on the notes is payable on April 1 and October 1 of each year. The Company may redeem all or part of the notes at any time on or after April 1, 2023 at redemption prices ranging from 103.8125% on or after April 1, 2023 to 100% on or after April 1, 2025. In addition, on or before April 1, 2023, the Company may redeem up to 40% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 107.625% of the principal amount of the notes, plus accrued interest. At any time prior to April 1, 2023, the Company may also redeem the notes, in whole or in part, at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium. If the Company undergoes a change of control, it may be required to repurchase all or a portion of the notes at a price equal to 101% of the principal amount of the notes, plus accrued interest.
Certain of these redemption prices are subject to increase if the Company fails to satisfy the Sustainability Performance Target and provide notice of such satisfaction to the trustee. From and including the interest period ending on October 1, 2023, the interest rate shall be increased by 25 basis points to 7.875% per annum unless the Company notifies the trustee for the notes at least 30 days prior to April 1, 2023 that, for the year ending December 31, 2022: (i) the Sustainability Performance Target has been satisfied and (ii) the satisfaction of the Sustainability Performance Target has been confirmed by the External Verifier in accordance with its customary procedures.
Concurrent with the Senior Sustainability-Linked Notes offering in April 2021, the Company entered into a Restated Credit Agreement to, among other things, (i) decrease the commitments under the Credit Facility to $200.0 million, (ii) extend the maturity date to April 1, 2025, (iii) reprice the loans made under the Credit Facility and unused commitment fees to be determined based on a leverage ratio ranging from 3.00:1.00 to 4.50:1.00, (iv) provide for a $75.0 million incremental revolving facility, which shall be on the same terms as under the Credit Facility, (v) annualize EBITDA for 2021 for the purpose of covenant calculations, (vi) amend the leverage ratio covenant to comprise of a maximum total funded debt to EBITDA ratio, net of $40.0 million of unrestricted cash and cash equivalents if the facility is drawn, and net of all unrestricted cash and cash equivalents if the facility is undrawn, (vii) increase the leverage ratio covenant test level for the first two fiscal quarters of 2021 to 5.00 to 1.00, for the third quarter of 2021 to 4.75 to 1.00, and thereafter to 4.50 to 1.00 and (viii) add a secured leverage covenant of 2.50 to 1.00. The Company incurred $1.4 million of expenses to refinance the Credit Facility.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members and Board of Directors
Solaris Midstream Holdings, LLC
Houston, Texas
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Solaris Midstream Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, members’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit, which are less restrictive than the rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2017.
Houston, Texas
March 19, 2021

Solaris Midstream Holdings, LLC
Consolidated balance sheets
(Dollars in thousands, except per unit and unit amount)
	December 31,
	2020	2019
Assets
Cash and cash equivalents	$24,932	$7,083
Accounts receivable, net	22,457	33,523
Accounts receivable from affiliates	10,642	15,837
Other receivables	3,722	63
Prepaids, deposits and other current assets	4,315	4,257
Total current assets	66,068	60,763
Total property, plant and equipment, net	618,188	481,790
Goodwill	34,585	26,357
Intangibles, net	337,535	267,648
Other assets	1,429	1,676
Total assets	$1,057,805	$838,234

Liabilities, mezzanine equity and members' equity
Accounts payable	$16,067	$40,768
Accrued and other current liabilities	29,722	28,398
Total current liabilities	45,789	69,166
Deferred revenue liability	1,300	—
Asset retirement obligation	5,291	3,375
Long-term debt	297,000	220,000
Other long-term liabilities	132	185
Total liabilities	349,512	292,726
Commitments and contingencies (Note 12)
Mezzanine equity:
Redeemable preferred units, $10,000.00 par value, 7,500 issued and 7,307 outstanding as of December 31, 2020 and none issued and outstanding as of December 31, 2019	74,378	—
Members' Equity
Class A units, $10.00 par value, 27,797,207 issued and outstanding as of December 31, 2020 and 22,103,709 issued and outstanding as of December 31, 2019	318,394	232,945
Class B units, $10.00 par value, 3,556,051 issued and outstanding as of December 31, 2020 and 3,440,083 issued and outstanding as of December 31, 2019	37,023	36,296
Class C units, $0.00 par value, 806,100 issued and outstanding as of December 31, 2020 and 832,500 issued and outstanding as of December 31, 2019	—	—
Class D units, $10.00 par value, 6,651,100 issued and outstanding as of December 31, 2020 and 6,385,948 issued and outstanding as of December 31, 2019	278,498	276,267
Total members' equity	633,915	545,508
Total liabilities, mezzanine equity and members’ equity	$1,057,805	$838,234
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Consolidated statements of operations
(Dollars in thousands)
	For the years ended December 31,
	2020	2019
Revenue
Produced Water Handling	$141,659	$81,418
Water Solutions	29,813	37,375
Total revenue	171,472	118,793

Operating costs and expenses
Operating	95,431	71,973
General and administrative	18,663	15,299
Depreciation, amortization and accretion	44,027	19,670
(Gain) loss on disposal of asset, net	133	(5,100)
Transaction costs	3,389	1,010
Abandoned projects	2,125	2,444
Total operating expenses	163,768	105,296
Operating income	7,704	13,497

Other expense
Other expense	—	176
Interest expense	7,674	260
Total other expense	7,674	436
Income before taxes	30	13,061
Income tax expense	23	1
Net income	$7	$13,060
Accretion and dividend related to redeemable preferred units	(4,335)	—
Net income (loss) attributable to members' equity	$(4,328)	$13,060
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Consolidated statements of members’ equity
(Dollars and units in thousands)
	Class A		Class B		Class C		Class D		Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2019	17,631	$177,879	2,921	$29,486	846	$—	—	$—	$207,365
Capital contributions	4,473	44,729	519	5,189	—	—	—	—	49,918
Issuance of Class D units as consideration for the asset acquisition of certain Concho assets in Eddy County, New Mexico and Reeves & Culberson Counties, Texas	—	—	—	—	—	—	6,386	275,165	275,165
Issuance of Class C units	—	—	—	—	141	—	—	—	—
Forfeiture of Class C units	—	—	—	—	(154)	—	—	—	—
Net income	—	10,337	—	1,621	—	—	—	1,102	13,060
Balance at December 31, 2019	22,104	232,945	3,440	36,296	833	—	6,386	276,267	545,508

Capital contributions	939	9,391	116	1,160	—		265	2,652	13,203
Issuance of Class A units as consideration for the asset acquisition of certain Concho assets in Lea County, New Mexico	4,561	77,602	—	—	—	—	—	—	77,602
Redeemable preferred units converted in lieu of cash capital call	193	1,930	—	—	—	—	—	—	1,930
Issuance of Class C units	—	—	—	—	16	—	—	—	—
Forfeiture of Class C units	—	—	—	—	(42)	—	—	—	—
Accretion and dividend related to redeemable preferred units	—	(3,479)	—	(434)	—	—	—	(422)	(4,335)
Net income	—	5	—	1	—	—	—	1	7
Balance at December 31, 2020	27,797	$318,394	3,556	$37,023	807	$—	6,651	$278,498	$633,915
The accompanying notes are an integral part of these consolidated financial statements.

Solaris Midstream Holdings, LLC
Consolidated statements of cash flows
(Dollars in thousands)
	For the year ended
	December 31, 2020	December 31, 2019
Cash flow from operating activities
Net income	$7	$13,060
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization & accretion	44,027	19,670
Amortization of deferred financing costs	783	511
(Gain) loss on disposal of asset, net	133	(5,100)
Abandoned projects	2,125	2,444
Bad debt expense	446	119
Changes in operating assets and liabilities:
Accounts receivable	10,620	(20,228)
Accounts receivable from affiliates	5,195	(15,531)
Other receivables	(3,659)	(54)
Prepaids, deposits and other current assets	(58)	(2,491)
Accounts payable	193	4,583
Accrued liabilities and other	6,659	7,166
Deferred revenue liability	1,300	—
Net cash provided by operating activities	67,771	4,149
Cash flow from investing activities
Cash paid for business acquisitions	—	(55,430)
Property, plant and equipment expenditures	(139,589)	(182,964)
Cash proceeds from sale of property, plant and equipment	—	10,026
Net cash used in investing activities	(139,589)	(228,368)
Cash flow from financing activities
Proceeds from Credit Facility	77,000	200,000
Repayment of Credit Facility	—	(25,000)
Payments of financing costs	(536)	(959)
Member's contributions	13,203	49,918
Net cash provided by financing activities	89,667	223,959
Net increase (decrease) in cash and cash equivalents	17,849	(260)

Cash and cash equivalents, beginning of year	7,083	7,343
Cash and cash equivalents, end of year	$24,932	$7,083
Supplemental cash flow disclosure
Non-cash investing activities
Asset retirement obligations	$1,690	$2,480
Equity issued in acquisitions	77,602	275,165
Redeemable preferred units issued in acquisitions	71,974	—
Redeemable preferred units converted in lieu of cash capital call	1,930	—
Capital expenditures incurred but not paid included in accounts payable and accrued liabilities	13,183	43,465
Accretion and dividend related to redeemable preferred units	4,335	—
Cash paid for:
Interest	8,610	5,978
The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and background of business
Organization
Solaris Midstream Holdings, LLC, formed on November 19, 2015 (together with its subsidiaries, the “Company”), is an independent, environmentally-focused company headquartered in Houston, Texas, that provides sustainability-enhancing services to oil and natural gas operators. The Company builds long-term value through the development, construction and operation of integrated produced water handling and recycling infrastructure that provides high-capacity, comprehensive produced water management, recycling and supply solutions for many of the largest operators in the Permian Basin.
The Company’s assets are located in the Permian Basin in Texas and in New Mexico. The Company owns and operates produced water handling pipelines, water handling facilities, water recycling assets, water production wells and water storage facilities.
2. Summary of significant accounting policies
Basis of presentation
This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and have been consistently applied in the preparation of the consolidated financial statements. All dollar amounts, except per unit amounts, in the financial statements and tables in the notes are stated in thousands of dollars unless otherwise indicated.
Principles of consolidation
The consolidated financial statements include the accounts of the Company and the wholly owned subsidiaries, Solaris Water Midstream, LLC, Solaris Midstream DB-TX, LLC, Solaris Midstream MB, LLC, Solaris Midstream DB-NM, LLC, and 829 Martin County Pipeline, LLC (collectively, the “subsidiaries”). All material intercompany transaction and balances have been eliminated upon consolidation.
Reclassification of prior year presentation
Certain 2019 amounts have been reclassified for consistency with the 2020 presentation. These reclassifications had no effect on the reported results of operations.
COVID-19 and global economic and market conditions
The COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has disrupted economies and industries around the world, including the oil and gas industry. The rapid spread of COVID-19 has led to the implementation of various responses, including federal, state and local government-imposed quarantines, shelter-in-place mandates, sweeping restrictions on travel and other public health and safety measures, nearly all of which have materially reduced global demand for crude oil. As a result of the COVID-19 outbreak and decline in oil prices in the earlier part of 2020, the Company had headcount reductions. The Company has subsequently refilled some of these positions as business started to recover and stabilize.
The extent to which COVID-19 will continue to affect the Company’s business, financial condition, results of operations and cash flows and the demand for services and products will depend on future developments, which are highly uncertain and cannot be predicted.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.
Critical estimates the Company makes in the preparation of the consolidated financial statements include, among others, determining the fair value of assets and liabilities acquired in acquisitions, the collectability of accounts receivable, useful lives of property, plant and equipment and amortizable intangible assets, the fair value of asset retirement obligations and accruals for environmental matters. Although the Company believes these estimates are reasonable, actual results could differ from those estimates.
Cash and cash equivalents
The Company places its cash and cash equivalents with financial institutions that are insured by the Federal Deposit Insurance Corporation. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits in banks which exceed the amount of deposit insurance available. Management assesses the financial condition of the institutions and believes that any possible credit loss would be minimal.
Accounts receivable
Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned but not yet billed, less an estimated allowance for doubtful accounts. Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers. The Company considers accounts receivable outstanding longer than the payment terms as past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2020 and 2019, the Company had $0.4 million and $0 of allowance for doubtful accounts, respectively.
Property, plant and equipment
Property, plant and equipment is stated at cost, or at fair value for assets acquired in a business combination, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful service lives of the assets as noted below:
Useful Life
Pipelines	30-50 years
Wells, facilities and related equipment	30 years
Water ponds	30 years
Vehicles	10 years
Office furniture, equipment and improvements	7 years
Computer and other equipment	5 years
All costs necessary to place an asset into operation are capitalized. Maintenance and repairs are expensed when incurred. Upgrades and enhancements, which substantially extend the useful lives of the assets are capitalized. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from appropriate accounts and any gain or loss is included in earnings.
Costs incurred for construction of facilities and related equipment and pipelines are included in construction in progress. Direct project costs on potential future projects are capitalized and included in construction in progress. These costs generally relate to acquiring the appropriate permits, rights of way and other related expenses necessary prior to construction. No depreciation is recorded for these assets as they have not been placed in operations.
Certain interest costs have been capitalized as part of the cost of property, plant and equipment under development, including water handling facilities in progress and related facilities. Total interest costs capitalized during the years ended December 31, 2020 and 2019 were $3.9 million and $6.0 million, respectively.
Asset retirement obligations
The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. These obligations are those for which a company has a legal obligation for settlement. The fair value of the liability is added to the carrying amount of the associated asset. The significant unobservable inputs to this fair value measurement include estimates of plugging, abandonment and remediation costs, inflation rates, credit-adjusted risk-free rate, and facilities lives. This additional carrying amount is then depreciated over the life of the asset. The liability increases due to the passage of time based on the time value of money until the obligation is settled.
The Company’s asset retirement obligations relate primarily to the dismantlement, removal, site reclamation and similar activities of its pipelines, water handling facilities and associated operations.
Definite-lived intangible assets
As of December 31, 2020 and 2019, the Company had $365.0 million and $274.7 million of definite-lived intangible assets, respectively. These intangible assets are related to customer contracts that were acquired related to acquisitions that occurred in 2020, 2019 and 2017. Amortization on these assets is calculated either on the straight-line method or as a percentage of expected cash flows over the estimated lives of the contracts, which is based on estimates the Company believes are reasonable.
Goodwill
Goodwill represents the excess of the purchase price of a business over the estimated fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized and is tested for impairment on an annual basis, or when events or changes in circumstances indicate the fair value may have been reduced below its carrying value. Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to the business, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. The Company may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. If the Company determines through the qualitative approach that detailed testing methodologies are required, or if the qualitative approach is bypassed, the Company compares the fair value of a reporting unit with its carrying amount under Step 1 of the impairment test. If the carrying amount exceeds the fair value of a reporting unit, the Company performs Step 2 and compares the fair value of reporting unit goodwill with the carrying amount of that goodwill and recognizes an impairment charge for the amount by which the carrying amount exceeds the implied fair value; however, the loss recognized may not exceed the total amount of goodwill allocated to that reporting unit.
There was no goodwill impairment for the years ended December 31, 2020 and 2019.
Impairment of long-lived assets
Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Individual assets are first grouped based on the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets. The Company then compares estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset group to its carrying amount. If the carrying amount is not recoverable, the Company recognizes an impairment loss equal to the amount by which the carrying amount exceeds fair value. The Company estimates fair value based on projected future discounted cash flows. Fair value calculations for long-lived assets and intangible assets contain uncertainties because it requires the Company to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. The Company also applies judgment in the selection of a discount rate that reflects the risk inherent in the current business model. There was no impairment of long-lived assets for the years ended December 31, 2020 and 2019.
Revenue recognition
The Company currently generates revenue by providing services related to produced water handling and water solutions. The services related to produced water are fee-based arrangements and are based on the volume of water that flows through the Company’s systems and facilities while the sale of recycled produced water and groundwater are priced based on negotiated rates with the customer.

The Company has customer contracts that contain minimum transportation and/or disposal volume delivery requirements and the Company is entitled to deficiency payments if such minimum contractual volumes are not delivered by the customer. These deficiency amounts are based on fixed, daily minimum volumes (measured over monthly, quarterly and annual periods depending on the contract) at a fixed rate per barrel. The Company is typically entitled to shortfall payments if such minimum contractual obligations are not maintained by its customers. The Company invoices the customer on either a monthly, quarterly or annual basis, as provided in the contract.
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which the Company adopted effective January 1, 2019, using the modified retrospective approach. No cumulative adjustment to accumulated earnings was required as a result of this adoption, and the adoption did not have a material impact on the consolidated financial statements as no material arrangements.
In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the contracts, the following steps must be performed at contract inception: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.
Revenues from produced water handling consist primarily of per barrel fees charged to customer for the use of the Company’s system and disposal services. For all of the Company’s produced water transfer and disposal contracts, revenue will be recognized over time utilizing the output method based on the volume of wastewater accepted from the customer. The Company determined that the performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits provided by its performance of services, typically as customers’ wastewater is accepted. The Company typically charges its customers a disposal and transportation fee on a per barrel basis under its contracts. In some contracts, the Company is entitled to shortfall payments if minimum contractual obligations are not satisfied by its customers. Minimum contractual obligations have not been maintained and thus the Company has recognized revenues related to shortfalls on such take or pay contractual obligations to date. Some contracts also have a mechanism that allows for shortfalls to be made up over a limited period of time. As of December 31, 2020 and 2019, the Company had long-term deferred revenue liability of $1.3 million and $0, respectively, related to these contracts.
For contracts that involve recycled produced water and groundwater, revenue is recognized at a point in time, based on when control of the product is transferred to the purchaser or customer, as the case may be.
Fair value measurements
The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:
•	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3 – Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.
Fair value on a non-recurring basis
Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets acquired and liabilities assumed in a business combination, units granted in acquisitions, and the initial recognition of asset retirement obligations, for which fair value is used. These assets and liabilities are recorded at fair value when acquired/incurred but not re-measured at fair value in subsequent periods (see further discussion at Note 3, Acquisitions).

Asset retirement obligation estimates are derived from historical data as well as management's expectation of future cost environments and other unobservable inputs (see further discussion at Note 7, Asset Retirement Obligations). As there is no corroborating market activity to support the assumptions used, the Company has designated these measurements as Level 3.
Abandoned projects
Abandoned projects include costs primarily related to expirations of legacy permits and rights-of-way that were not ultimately constructed.
Transaction costs
Transaction costs include acquisition-related costs, expenses related to restructuring the Company’s debt and equity mix, and any expenses incurred in materially modifying the Company’s capital structure.
Income taxes
The Company is a Delaware limited liability company treated as a partnership for tax purposes, therefore, no federal or state income tax provision is included in the accompanying consolidated financial statements. Any taxable income of the Company is reported in the respective tax returns of the Company members.
The Company evaluates uncertain tax positions for recognition and measurement in the consolidated financial statements. To recognize a tax position, the Company determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the consolidated financial statements. The Company has no significant uncertain tax positions in 2020 and 2019.
The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. The Company’s federal and state returns remain open to examination for tax years 2020, 2019, 2018 and 2017.
The Company is subject to a franchise tax imposed by the State of Texas. The franchise tax rate is 1%, calculated on taxable margin. Taxable margin is defined as total revenue less deductions for cost of goods sold or compensation and benefits in which the total calculated taxable margin cannot exceed 70% of total revenue. Total expenses related to Texas margin tax was approximately $0.02 million and $0.001 million for the years ended December 31, 2020 and 2019, respectively.
Acquisitions
To determine if a transaction should be accounted for as a business combination or an acquisition of assets, the Company first calculates the relative fair values of the assets acquired. If substantially all of the relative fair value is concentrated in a single asset or group of similar assets, or if not but the transaction does not include a significant process (does not meet the definition of a business), the transaction is recorded as an acquisition of assets. For acquisitions of assets, the purchase price is allocated based on the relative fair values. For an acquisition of assets, goodwill is not recorded. All other transactions are recorded as business combinations. The Company records the assets acquired and liabilities assumed in a business combination at their acquisition date fair values. Transactions in which the Company acquires control of a business are accounted for under the acquisition method. The identifiable assets, liabilities and any non-controlling interests are recorded at the estimated fair value as of the acquisition date. The purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill.
Financial instruments
The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximates their fair value due to the short maturity of such instruments. Financial instruments also consist of a revolving credit facility, for which fair value approximates carrying value as the debt bears interest at a variable rate which is reflective of current rates otherwise available to the Company. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Environmental matters
The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company’s operations to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. See further discussion at Note 12, Commitments and Contingencies.
Segment information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.
Recent Accounting Pronouncements
Under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Company expects that it will meet the definition of an “emerging growth company,” which would allow the Company to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. The Company intends to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until the Company is no longer an emerging growth company.
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This pronouncement removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This pronouncement was effective for public business entities for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. The amendments in ASU 2017-04 are effective for private companies for fiscal years beginning after December 15, 2021 and interim periods within the fiscal year. The amendments in this ASU should be applied prospectively. The Company is evaluating the potential impact this new standard may have on the financial statements.
In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU was effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The ASU is effective for private companies for fiscal years beginning after December 15, 2022. The Company is evaluating the potential impact this new standard may have on the financial statements.
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public companies, the amendments were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For private companies, the amendments are effective for fiscal years beginning after December 15, 2021. The Company is evaluating the potential impact this new standard may have on the financial statements.
3. Acquisitions
Concho Lea County Acquisition
On June 11, 2020, we acquired certain produced water handling and transportation assets in Lea County, New Mexico from a wholly owned subsidiary of Concho Resources, Inc., which was acquired by ConocoPhillips in January 2021 (the “Lea County Acquisition”). The net purchase consideration was $149.6 million, which comprised approximately $72.0 million of preferred equity, which was fully redeemed in April 2021, and $77.6 million of common equity. We processed 10.2 million barrels of produced water volumes associated with the Lea County Acquisition for the three months ended March 31, 2021.
The net purchase consideration was $149.6 million, which comprised $77.6 million of Class A Units (4,561,391 units) and $72.0 million of Redeemable Preferred Units with a face value of $75.0 million. See further discussion at Note 10, Redeemable Preferred Units.
This acquisition was accounted for as a business combination and the following table details the fair value of assets acquired:
Fair value of consideration
Class A units issued to seller	$77,602
Redeemable Preferred Units issued to seller	71,974
Total consideration	$149,576

Fair value of assets and liabilities acquired
Property, plant & equipment – water handling facilities	18,566
Property, plant & equipment – pipelines (including right-of-way)	33,897
Intangibles – contracts	90,300
Asset retirement obligations	(776)
Fair value of assets and liabilities acquired	141,987
Total assets acquired	141,987
Goodwill	$7,589
During the year ended December 31, 2020, the Company recorded revenue and earnings of $4.0 million and $1.5 million, respectively, in the consolidated statement of operations. The Company incurred $1.6 million of acquisition-related costs, which are included in Transaction Costs.
Concho Eddy County acquisition
On July 30, 2019, the Company acquired certain produced water handling, transportation and water disposal assets in Eddy County, New Mexico and Reeves and Culberson Counties, Texas of a wholly-owned subsidiary of Concho. The net purchase consideration was $330.6 million, which comprised of $55.4 million in cash and $275.2 million of Class D Units (6,385,948 units). This acquisition expanded the Company’s water infrastructure system in the Northern Delaware basin and established a long-term produced water management agreement with Concho.

The following table details the fair value of assets acquired:
Fair value of consideration
Cash Payment	$55,430
Class D Units issued to seller	275,165
Total consideration	$330,595
Fair value of assets acquired
Property, plant & equipment – water handling facilities	35,976
Property, plant & equipment – pipelines (including right-of-way)	13,405
Property, plant & equipment – casing	850
Intangibles – contracts	270,399
Asset retirement obligations	(1,181)
Fair value of assets and liabilities acquired	319,449
Total assets acquired	319,449
Goodwill	$11,146
During 2020, the Company made measurement period adjustments to reflect facts and circumstances that existed at the time of the acquisition. The adjustments resulted in a $0.6 million increase in Goodwill and a $0.6 million decrease to Property, Plant & Equipment – Pipeline.
During the year ended December 31, 2019, the Company recorded revenue and earnings of $8.8 million and $4.7 million, respectively, in the consolidated statement of operations. The Company incurred $1.0 million of acquisition-related costs, which is included in Transaction Costs.
Proforma – Concho Lea and Eddy County acquisitions
The unaudited pro forma results presented below have been prepared to give effect to the acquisitions discussed above on the Company’s results of operations for the years ended December 31, 2020 and 2019 as if both the Concho Lea County acquisition and the Concho Eddy County acquisition had been consummated on January 1, 2019. The unaudited pro forma results do not purport to represent what the Company’s actual results of operations would have been if the acquisitions had been completed on such date or to project its results of operation for any future date or period.
	For the year ended December 31, 2020		For the year ended December 31, 2019
Pro forma (unaudited)	Actual	Pro Forma	Actual	Pro Forma
Total revenues	$172,772	$176,399	$118,793	$137,926
Net income	1,307	2,618	13,060	22,311
4. Prepaids, deposits and other current assets
Prepaids and deposits were comprised of the following at December 31:
	2020	2019
Prepaid insurance and other	$4,067	$2,979
Deposits and other	72	115
Prepaid groundwater	176	1,163
Total	$4,315	$4,257

5. Property, plant and equipment
Property, plant and equipment consisted of the following at December 31:
	2020	2019
Wells, facilities and related equipment	$331,322	$248,128
Pipelines	276,433	155,551
Projects and construction in progress	33,128	84,881
Water ponds	3,774	2,273
Land	2,063	2,063
Vehicles	5,123	4,370
Computer and other equipment	8,994	3,994
Office furniture, equipment & improvements	609	576
Total property, plant and equipment	661,446	501,836
Accumulated depreciation	(43,258)	(20,046)
Total property, plant and equipment, net	$618,188	$481,790
Depreciation expense was $23.4 million and $13.4 million for the years ended December 31, 2020 and 2019, respectively. Property, Plant and Equipment expenditures were approximately $108.0 million and $191.0 million on an accrual-basis for the years ended December 31, 2020 and 2019, respectively.
The Company recognized a gain on disposal of assets of $5.8 million for the year ended December 31, 2019. For the year ended December 31, 2019, the asset cost and accumulated depreciation related to these assets was $4.5 million and $0.3 million, respectively, at the time of disposal.
The Company recognized a loss on disposal of assets of $0.1 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, the asset cost and accumulated depreciation related to these assets was $0.4 million and $0.2 million, respectively, at the time of disposal, and the salvage value received was $0.1 million. For the year ended December 31, 2019, the asset cost and accumulated depreciation related to these assets was $0.9 million and $0.1 million, respectively at the time of disposal, and the salvage value received was $0.1 million.
The Company also recognized a loss on impairment of assets of $1.0 million and $1.6 million for the years ended December 31, 2020 and 2019, respectively, and is included in Abandoned Projects. In 2020, the asset cost and accumulated depreciation related to these assets was $1.0 million and $0, respectively at the time of impairment. In 2019, the asset cost and accumulated depreciation related to these assets was $1.6 million and $0, respectively at the time of impairment.
6. Goodwill and other intangible assets
The changes in carry amounts of goodwill are as follows:
Total
Balance as of December 31, 2018	$15,211
Additions	11,146
Balance as of December 31, 2019	$26,357
Additions	7,589
Measurement period adjustment	639
Balance as of December 31, 2020	$34,585
The components of the intangibles are as follows as of December 31:
Customer contracts	2020	2019
Gross value	$365,032	$274,732
Accumulated amortization	(27,497)	(7,084)
Net value	$337,535	$267,648

Customer contracts from the Concho acquisitions and the 829 Pipeline acquisition are being amortized over estimated useful lives of 13 years and 5.7 years, respectively, through the term of the related contract.
The table below shows the expected amortization of intangibles for the:
Year ending December 31,	Amount
2021	$32,605
2022	36,735
2023	37,404
2024	36,888
2025	35,050
Thereafter	158,853
Amortization expense was $20.4 million and $6.1 million for the years ended December 31, 2020 and 2019, respectively.
7. Asset retirement obligations
The Company’s asset retirement obligations relate primarily to the dismantlement, removal, site reclamation and similar activities of its pipelines, water handling facilities and associated operations. A reconciliation of the Company’s asset retirement obligation is as follows as of December 31:
	2020	2019
Asset retirement obligation – beginning of year	$3,375	$750
Liabilities incurred on acquisition	776	1,181
Liabilities incurred	936	1,298
Reduction due to assets sold	(22)	—
Accretion	226	146
Asset retirement obligation – end of year	$5,291	$3,375
Accretion expense was $0.2 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively.
8. Concentrations
For the year ended December 31, 2020, Concho accounted for 38%, Oxy USA Inc. accounted for 15% and XTO Energy Inc. accounted for 10% of the Company’s revenue. For the year ended December 31, 2019, Concho accounted for 20%, Marathon Oil Corporation accounted for 16% and Oxy USA Inc. accounted for 15% of the Company’s revenue.
As of December 31, 2020, Concho accounted for 33%, Oxy USA Inc. accounted for 15% and Marathon Oil Corporation accounted for 12% of the Company’s accounts receivable. As of December 31, 2019, Concho accounted for 36%, Oxy USA Inc. accounted for 17%, Marathon Oil Corporation accounted for 15% and XTO Energy Inc. accounted for 11% of the Company’s accounts receivable.
9. Long-term debt
On June 27, 2019, the Company amended its Credit Facility with Cadence Bank, N.A. that matures on August 18, 2022 (the “Revolving Facility Maturity Date”) to provide up to $350.0 million aggregate principal amount of commitments. The Credit Facility consists of (i) up to $275.0 million aggregate principal amount of revolving credit commitments available for borrowing until the Revolving Facility Maturity Date (defined below) with (ii) up to an additional $75.0 million accordion option available for borrowing until the Revolving Facility Maturity Date.
On April 7, 2020, the Company further amended the Credit Facility to provide up to $372.6 million aggregate principal amount of commitments, which consisted of (i) up to $297.6 million aggregate principal amount of revolving credit commitments available for borrowing until the Revolving Facility Maturity Date with (ii) up to an additional $75.0 million accordion option available for borrowing until the Revolving Facility Maturity Date.

On May 7, 2020, the Company changed the Administrative agent of its Credit Facility from Cadence Bank, N.A. to Wells Fargo Bank, N.A.
On October 9, 2020, the Company further amended the Credit Facility to provide for (i) up to $302.6 million aggregate principal amount of commitments available for borrowing until the Revolving Facility Maturity Date with (ii) up to an additional $70.0 million accordion available for borrowing until the Revolving Facility Maturity Date.
As of December 31, 2020, the Company had $297.0 million in borrowings and $0.15 million in letter of credits under the Credit Facility outstanding with $5.5 million in revolving commitments available. As of December 31, 2019, the Company had $220.0 million in borrowings and $0 in letter of credits under the Credit Facility outstanding.
Borrowings under the Credit Facility bear interest at either the Alternate Base Rate (“ABR”) for ABR borrowings or the Adjusted LIBO rate for Eurodollar borrowings. As defined by the Senior Secured Revolving Facility, the ABR is the rate equal to the greatest of (a) prime rate, (b) 0.05% plus the greater of the (i) Federal funds effective rate or (ii) the overnight bank funding rate, or (c) London Interbank Offered Rate (“LIBOR”) multiplied by the statutory reserve rate. The Adjusted LIBOR Rate is multiplied by the statutory reserve rate. Prior to the April 7, 2020 amendment, depending on the Company’s leverage ratio, the applicable margin ranges from 1.25% to 2.25% for ABR borrowings or 2.25% to 3.25% for Eurodollar borrowings. Following the April 7, 2020 amendment, depending on the Company’s leverage ratio, the applicable margin ranges from 1.75% to 2.75% for ABR borrowings or 2.75% to 3.75% for Eurodollar borrowings. During the continuance of an event of default, overdue amounts under the Credit Facility will bear interest at the highest applicable interest rate depending on the type of borrowing.
The Credit Facility contains representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events and (v) solvency. The Credit Facility is secured on a first priority basis (subject only to permitted liens) by substantially all of the Company’s assets.
The Credit Facility contains certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on the Company’s ability to (i) incur indebtedness, (ii) issue preferred equity, (iii) pay dividends or make other distributions, (iv) prepay, redeem or repurchase certain debt, (v) make loans and investments, (vi) sell assets, (vii) acquire assets, (viii) incur liens, (ix) enter into transactions with affiliates, (x) consolidate or merge and (xi) enter into hedging transactions.
The Credit Facility requires the Company to maintain ratios of indebtedness to EBITDA of not more than 4.25 to 1.00 thereafter. For purpose of these tests, it is subtracted from indebtedness an amount not to exceed $15.0 million of unrestricted cash and cash equivalents of the Company and its subsidiaries. EBITDA, as defined in the Credit Facility, excludes non-cash items and any extraordinary, unusual or non-recurring gains, losses or expenses. In addition, the Credit Facility also requires the Company to maintain ratios of EBITDA to total interest expense accrued on indebtedness of the Company and its subsidiaries of not less than 2.50 to 1.00. At December 31, 2020, the Company was in compliance with all covenants contained in the Credit Facility.
10. Redeemable preferred units
On June 11, 2020, the Company issued 7,500 Redeemable Preferred Units (the “Preferred Units”) to Concho as part of the consideration to acquire certain produced water handling, transportation and water disposal assets in Lea County, New Mexico. Concho has the option to convert the Preferred Units into Class A Units by way of exchange to satisfy current and any future cash capital commitments. The Preferred Units to be exchanged are valued at the Preferred Unit Liquidation Value in exchange for Class A Units valued at $10.00 per Class A Unit. “Preferred Unit Liquidation Value” means, with respect to each Preferred Unit, the sum of (a) the Preferred Unit Amount with respect to such Preferred Unit, plus (b) the amount of all cash distributions (including any preferred default distributions) accrued and unpaid with respect to such Preferred Unit, in each case, as of the time of determination. As of the date of issuance, Concho’s cash capital commitment was $5.6 million.

Beginning in 2021, these Preferred Units are entitled to a distribution at various annual rates. The Company has the option of paying the distribution in kind for calendar years 2021 and 2022 at 10% and 12%, respectively. If the distribution is paid in cash, the annual rates are as follows: 7% in 2021, 10% for 2022 and 2023, and 13% for 2024 and 2025.
The Preferred Units are redeemable by Concho at any time following the fifth anniversary of issuance. If, for any reason, the Company fails to timely redeem any Preferred Units when required, the holder of such Preferred Units may pursue any remedy existing at law or in equity for collection of the Preferred Unit Liquidation Value, which is the sum of (a) the Preferred Unit Amount with respect to such Preferred Unit, plus (b) the amount of all cash distributions accrued and unpaid with respect to such Preferred Unit, in each case, as of the time of determination, of each such Preferred Unit that has not been redeemed when required. The Company also has the option, at any time, to redeem, in whole or in part, the Preferred Units for cash in an amount equal to the Preferred Unit Liquidation value with respect to each unit redeemed.
The Preferred Units have no voting rights except to the extent expressly set forth in the LLC Agreement (as defined below). Each Preferred Unit shall entitle the holder thereof to one (1) vote on each matter as to which the Preferred Unitholders shall be entitled to vote, and the vote of all Preferred Unitholders, as a group, shall be determined by the vote of a majority in interest of the Preferred Unitholders.
The Preferred Units were initially recorded at their issuance-date fair value. Since the Preferred Units become redeemable by Concho following the fifth anniversary of the issuance or by the Company at any time, the Company has elected to accrete changes in the redemption value over the period from the date of issuance to the date that the instrument will be redeemable, using the effective interest method. For the year ended December 31, 2020, accretion related to the Preferred Units were $4.3 million.
On November 9, 2020, the Company issued a capital call to Concho for $1.9 million. Concho elected to redeem 193 Preferred Units in exchange for 192,981 Class A Units to satisfy this call. As of December 31, 2020, there were 7,307 Preferred Units outstanding.
11. Equity
The Company’s operations are governed by the provisions of a limited liability company agreement (the “LLC Agreement”). The LLC Agreement sets forth the rights and obligations of each class of membership interest. The Company currently has four classes of membership units outstanding – Class A, B, C, and D. The membership units have no voting rights except to the extent expressly set forth in the LLC Agreement. Each Class A unit shall entitle the holder thereof to one vote on each matter as to which the Class A unitholders shall be entitled to vote, and the vote of all Class A unitholders, as a group, shall be determined by the vote of a majority in interest of the Class A unitholders. Each Class B unit shall entitle the holder thereof to one vote on each matter as to which the Class B unitholders shall be entitled to vote, and the vote of all Class B unitholders, as a group, shall be determined by the vote of a majority in interest of the Class B unitholders. Each Class C unit shall entitle the holder thereof to one vote on each matter as to which the Class C unitholders shall be entitled to vote, and the vote of all Class C unitholders, as a group, shall be determined by the vote of a majority in interest of the Class C unitholders. Each Class D unit shall entitle the holder thereof to one vote on each matter as to which the Class D unitholders shall be entitled to vote, and the vote of all Class D unitholders, as a group, shall be determined by the vote of a majority in interest of the Class D unitholders. If the holders of more than one class of Units are entitled to vote on a particular matter, then each such unit shall entitle the holder thereof to one vote on each matter as to which each such class of units shall be entitled to vote, and the vote of all unitholders of all such classes combined, voting together as one group, shall be determined by the vote of a majority in interest of such unitholders. Allocations of net income and loss are allocated to the members based on a hypothetical liquidation. The Class C units receive a share of distributions that would otherwise be payable to the Class A unitholders after the Class A unitholders achieve certain target returns on their invested capital (the “Class C Unit Waterfall”). Class B and Class D units are not burdened by the Class C Unit Waterfall.
In connection with the issuance of Class C units by the Company to Solaris Midstream Investment, LLC (“Solaris Investment”), Solaris Investment issues a corresponding number of Class C units (“Solaris Investment Profits Units”) to the members of Solaris Investment as specified in the limited liability company agreement of Solaris Investment. Each such member of Solaris Investment then enters into a grant agreement (“Grant

Agreement”), as set forth in the LLC Agreement, with the Company and Solaris Investment. The Solaris Investment Profits Units are subject to various vesting requirements as specified in the Grant Agreement. The value assigned to each unit as of its respective date of grant was de minimis.
For the year ended December 31, 2020, the Company issued 15,500 Class C units and 42,250 Class C units were forfeited.
For the year ended December 31, 2019, the Company issued 140,500 Class C units and 153,650 Class C units were forfeited.
12. Commitments and contingencies
In the normal course of business, the Company is subjected to various claims, legal actions, contract negotiations and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In management’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying consolidated financial statements.
The Company is also subject to various federal, state and local laws and regulations relating to the protection of the environment. As of December 31, 2020 and 2019, the Company recognized $6.5 million and $0 of expenses, respectively, related to environmental matters that was recorded in Operating Expense. The Company also recognized $2.5 million of insurance proceeds receivable that the Company believes is probable to collect and is reasonably estimable. The Company is proactivity working with applicable state agencies to ensure it meets or exceeds regulatory requirements while also incorporating sustainable resource conservation methods. Although the Company believes these estimates are reasonable, actual results could differ from those estimates.
Additionally, the Company is party to a guarantee related to a lease agreement with Solaris Energy Management, LLC (“SEM”), a related party of the Company, on the rental of office space for the Company's corporate headquarters. As of December 31, 2020, the Company’s share of SEM’s future commitment related to this lease agreement is $3.4 million and the Company’s share of the guaranty of SEM’s lease agreement is $0.2 million. Refer to Note 13, Related Party Transactions, for additional information regarding related party transactions recognized.
Other commitments
In the normal course of business, the Company has certain short-term purchase obligations and commitments for products and services, primarily related to purchases of long lead materials. As of December 31, 2020, the Company had purchase obligations and commitments of approximately $10.0 million due in the next twelve months.
The Company has executed a guarantee of lease agreement with Solaris Energy Management, LLC, a related party of the Company, related to the rental of office space for the Company’s corporate headquarters. The total future guaranty under the guarantee of lease agreement with Solaris Energy Management, LLC is $4.0 million as of December 31, 2020. Refer to Note 13, Related Party Transactions. The Company also has commitments of $1.1 million related to operating leases for its Midland, Texas and Carlsbad, New Mexico offices.
The Company is party to a surface use and compensation agreement by which the Company has agreed to a minimum annual payment for each of the first ten years, beginning in 2020, in exchange for certain rights to access and use the land for the limited purposes of conducting water operations for a period of thirteen years.

The table below provides estimates of the timing of future payments that the Company is contractually obligated to make based on agreements in place at December 31, 2020.
	For the year ending December 31,
	2021	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$10,040	$—	$—	$—	$—	$—	$10,040
Surface use and compensation agreement obligation	1,050	1,100	1,150	1,200	1,250	5,750	11,500
Operating leases	496	833	700	691	585	1,809	5,114
Total	$11,586	$1,933	$1,850	$1,891	$1,835	$7,559	$26,654
13. Related party transactions
On September 14, 2016, the Company entered into an administrative services arrangement with SEM for the provision of certain personnel and administrative services at cost. The services provided by SEM in 2019 include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In 2020, services provided by SEM were administrative only. In addition, SEM provides office space, equipment and supplies to the Company under the administrative service agreement. For the years ended December 31, 2020 and 2019, the Company incurred $0.5 million and $1.1 million for these services and were recorded in general and administrative expenses, respectively. As of December 31, 2020 and 2019, the Company had a payable of $0 and $0.04 million to SEM, respectively, that was recorded in accounts payable.
As of December 31, 2020 and 2019, the Company had a prepaid balance to SEM of $0.2 million and $0.3 million, respectively, to cover upcoming rent and other expenses.
The Company incurred $0.07 million and $0.2 million of general and administrative expenses that were paid on behalf of the Company by Solaris Energy Capital, LLC during the year ended December 31, 2020 and 2019, respectively, and were recorded in general and administrative expenses. As of December 31, 2020 and 2019, Solaris Energy Capital, LLC was due $0 and $0.02 million from the Company, respectively, that was recorded in accounts payable.
In connection with the acquisitions as described in Footnote 3 – Acquisitions, Concho is one of the principal owners of the Company and the Company entered into a 13-year water gathering and handling agreement, pursuant to which Concho agreed to dedicate all of the produced water generated from its current and future acreage in a defined AMI in New Mexico and Texas. As of December 31, 2020 and 2019, the Company had a receivable of $10.6 million and $15.8 million from Concho, respectively, that was recorded in Accounts Receivable from Affiliates. As of December 31, 2020 and 2019, the Company had a payable of $1.9 million and $1.7 million to Concho, respectively, that was recorded in Accrued and Other Current Liabilities. The following table shows revenue and expenses from Concho:
	2020	2019
Revenue	$66,507	$23,245
Operating expense	3,532	2,765
Expenses are related to reimbursement of Concho’s costs for operating certain assets between closing and asset transfer.
14. Subsequent events
Subsequent events have been evaluated through March 19, 2021, the date the consolidated financial statements were available to be issued.

Through and including     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
     Shares

Class A Common Stock
Prospectus
    , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.
SEC Registration Fee	$*
FINRA Filing Fee	*
Stock Exchange Listing Fee	*
Printing Costs	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent Fees and Expenses	*
Miscellaneous Expenses	*
Total	$ *
*	To be provided by amendment.
Item 14.	Indemnification of Directors and Officers.
Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the Delaware General Corporate Law, or the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.
Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.
Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.
We will enter into written indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.
Item 15.	Recent Sales of Unregistered Securities.
Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.
In connection with our incorporation on May 26, 2021 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Solaris LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.
Also, in connection with the reorganization transactions described in the accompanying prospectus, we will issue      shares of Class B common stock to Solaris LLC. The shares of Class B common stock will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction does not involve a public offering. No underwriters will be involved in the transaction.

Item 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits
Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation.
3.2*	Form of Amended and Restated Bylaws.
4.1*	Indenture, dated as of April 1, 2021, among Solaris Midstream Holdings, LLC, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee.
4.2*	Form of Registration Rights Agreement.
4.3*	Form of Stockholders’ Agreement.
5.1*	Opinion of Gibson, Dunn & Crutcher LLP.
10.1*	Form of Fourth Limited Liability Company Agreement of Solaris Midstream Holdings, LLC.
10.2*	Form of Indemnification Agreement.
10.3*	Form of Credit Agreement.
10.5†*	Solaris Water, Inc. 2021 Equity Incentive Plan.
10.7†*	Letter Agreement between Solaris Midstream Holdings, LLC and William Zartler dated January 29, 2021.
10.8†*	Letter Agreement between Solaris Midstream Holdings, LLC and Amanda Brock dated January 29, 2021.
21.1*	List of subsidiaries of Solaris Water, Inc.
23.1*	Consent of BDO USA, LLP.
23.2*	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page hereto).
*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
(b) Financial Statement Schedules
None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.
Item 17.	Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on    , 2021.
SOLARIS WATER, INC.

By:
Name:	William A. Zartler
Title:	Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Zartler and Amanda M. Brock, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the     day of    , 2021.
Signature	Title

Chairman and Chief Executive Officer (principal executive officer)
William A. Zartler

Chief Financial Officer (principal financial and accounting officer)
Brenda R. Schroer

Director, President and Chief Operating Officer
Amanda M. Brock
II-4